SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Versum Materials, Inc.

(Name of Subject Company)

Versum Materials, Inc.

(Name of Person Filing Statement)

Common Stock, $1.00 par value

(Title of Class of Securities)

92532W103

(CUSIP Number of Class of Securities)

Michael W. Valente, Esq.

Senior Vice President

General Counsel and Secretary

Versum Materials, Inc.

8555 South River Parkway

Tempe, Arizona 85284

(602) 282-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Mario A. Ponce, Esq.

Roxane F. Reardon, Esq.

Jakob Rendtorff, Esq.

Simpson Thacher & Bartlett, LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Versum Materials, Inc., a Delaware corporation (“Versum”). Versum’s principal executive offices are located at 8555 South River Parkway, Tempe, Arizona 85284 and its telephone number is (602) 282-1000.

Securities

The title of the class of equity securities to which this Statement relates is Versum’s common stock, par value $1.00 per share (“Versum common stock,” and the shares of Versum common stock being referred to as the “Shares”), and the associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of February 28, 2019, by and between Versum and Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agreement”), as amended by Amendment No. 1 to Rights Agreement, dated as of March 14, 2019 (the “Rights Agreement Amendment”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement as it may be amended from time to time. As of March 27, 2019, there were 109,232,063 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of Versum, which is the subject company and the person filing this Statement, are set forth in the section entitled “Item 1. Subject Company Information—Name and Address” above. Versum’s website address is www.versummaterials.com. The information on Versum’s website should not be considered a part of this Statement and is not incorporated by reference into this Statement.

Offer

This Statement relates to the unsolicited conditional tender offer by Merck KGaA, Darmstadt, Germany, a German corporation with general partners (“Merck”), through its indirect wholly owned subsidiary, EMD Performance Materials Holding, Inc., a Delaware corporation (“Offeror”), to purchase all of the issued and outstanding Shares at a purchase price of $48.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in its Offer to Purchase, dated March 26, 2019 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”) filed on March 26, 2019 with the Securities and Exchange Commission (the “SEC”). According to the Offer to Purchase, the Offer will expire at 5:00 p.m., New York City time, on June 7, 2019, unless the Offer is extended (the “Expiration Date”).

The purpose of the Offer, as stated by Merck, is for Merck, through Offeror, to acquire control of, and ultimately the entire equity interest in, Versum. Merck has indicated that it intends, as soon as reasonably practicable after consummation of the Offer, to merge Offeror with and into Versum (the “Potential Merck Merger”), after which Versum would become an indirect wholly owned subsidiary of Merck.

The Conditions to the Offer

The following summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto. For a full description of the conditions to the Offer, please see Annex A attached hereto. According to the Offer to Purchase, the Offer is subject to numerous conditions, including the following, among others:

i.

there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, together with any Shares then owned by Merck and its subsidiaries (including Offeror), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”),

ii.

the Agreement and Plan of Merger, dated January 27, 2019 (as amended from time to time, the “Entegris Merger Agreement”), between Versum and Entegris, Inc. (“Entegris”), having been validly terminated in accordance with its terms (the “Termination Condition”),

iii.	the Versum stockholders having not adopted the Entegris Merger Agreement and not approved the transactions contemplated thereby (the “Vote Condition”),

iv.	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been earlier terminated (the “HSR Condition”),

v.

all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained,

vi.	CFIUS Clearance (as defined below) having been received,

vii.

there not having occurred any change, event, circumstance or development that, in the reasonable judgment of Merck, has had, or would reasonably be likely to have, a Versum Material Adverse Effect (as defined below),

viii.

Versum or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of Merck, Offeror’s or Merck’s ability to acquire the Shares or Versum or otherwise diminishing the expected value to Merck or its subsidiaries of the acquisition of Versum (the “No Impairment Condition”),

ix.

the board of directors of Versum (the “Versum Board”) having redeemed the Rights or Offeror being satisfied, in its reasonable judgment, that such Rights have been invalidated or are otherwise inapplicable to the Offer and any potential subsequent merger (the “Rights Condition”), and

x.

Offeror being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the General Corporation Law of the State of Delaware (the “Section 203 Condition”).

Other Conditions. According to the Offer, Merck is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if  (a) before the Expiration Date, the Minimum Tender Condition, the Termination Condition, the Vote Condition, the HSR Condition, the No Impairment Condition, the Rights Condition or the Section 203 Condition shall not have been satisfied, (b) before the Expiration Date, all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase shall have not been obtained, or (c) at any time prior to the expiration of the Offer, any of the following conditions shall have occurred or exist:

i.

there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, whether domestic, state, federal, foreign or supranational, before any court or governmental authority or agency, whether domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Merck or any of its affiliates or the completion by Merck or any of its affiliates of the Potential Merck Merger or any other business combination involving Versum, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer, the Potential Merck Merger or any other business combination involving Versum, (c) seeking to restrain or prohibit the exercise of Merck’s full rights of ownership or operation by Merck or any of its affiliates of all or any portion of Merck’s business or assets or those of Versum or any of its subsidiaries or affiliates or to compel Merck or any of its affiliates to dispose of or hold separate all or any portion of Merck’s business or assets or those of Versum or any of its subsidiaries or affiliates or seeking to impose any limitation on Merck or any of its affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on Merck’s ability or that of any of its affiliates effectively to acquire, retain and exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Merck or any of its affiliates on all matters properly presented to Versum’s stockholders, (e) seeking to require divestiture or sale by Merck or any of its affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected, in Merck’s reasonable judgment, to be derived by Merck or any of its affiliates as a result of the transactions contemplated by the Offer, the Potential Merck Merger or any other business combination involving Versum or (g) that otherwise, in Merck’s reasonable judgment, has or may have material adverse significance with respect to either the value of Versum or any of its subsidiaries or affiliates or the value of the Shares to Merck or any of its affiliates;

ii.

any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Merck or any of its affiliates, the Offer, the acceptance for payment of or payment for Shares, or the Potential Merck Merger or any other business combination involving Versum, by any court, government or governmental authority or agency, whether domestic, state, federal, foreign or supranational (other than the application of mandatory waiting period provisions under the HSR Act or any applicable foreign antitrust, competition or merger control law to the Offer, the Potential Merck Merger or any other business combination involving Versum) that, in Merck’s reasonable judgment, does or might, directly or indirectly, result in any of the outcomes or consequences referred to in clauses (a) through (g) of paragraph (i) above;

iii.

following the giving of a mandatory declaration or written notice by Merck with respect to the transactions contemplated by the Offer to Purchase in accordance with the requirements of the regulations implementing Section 721 (as defined below), codified at 31 C.F.R. Part 800 and 31 C.F.R. Part 801, CFIUS Clearance (as defined below) has not been obtained;

iv.

since September 30, 2018 there has occurred, is occurring or is threatened to occur any change, event, circumstance or development that, in Merck’s reasonable judgment, has had, or would reasonably be likely to have, a Versum Material Adverse Effect (as defined below);

v.

there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on March 25, 2019, (c) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in Merck’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Versum and its subsidiaries, taken as a whole, or Merck and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, Germany or other jurisdictions in which Merck or Versum have substantial businesses, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets), (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in Merck’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

vi.

(a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Versum or any of its subsidiaries or affiliates), or has been publicly disclosed, or Merck otherwise learns that any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Versum (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Versum (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Purchase, (b) any such person or group which, prior to the date of the Offer to Purchase, had filed such a schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Versum (including the Shares), through the acquisition of stock, the formation of a group or otherwise, constituting one percent or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Versum (including the Shares) constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Versum, other than by Entegris pursuant to the Entegris Merger Agreement or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Versum or any assets or securities of Versum, other than by Entegris pursuant to the Entegris Merger Agreement;

vii.

Versum or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect on the date of commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Versum, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Versum (other than Versum’s regular quarterly cash dividend), including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Potential Merck Merger) or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Versum or any of its subsidiaries or any comparable event not in the ordinary course of business (other than the Entegris Merger Agreement), (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Merck’s reasonable judgment, has or may have material adverse significance with respect to either the value of Versum or any of its subsidiaries or affiliates or the value of the Shares to Merck or any of its affiliates (other than the Entegris Merger Agreement), (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than as publicly disclosed prior to the date of the Offer to Purchase, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Merck or Merck’s completion of the Potential Merck Merger or any other business combination involving Versum (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Versum or any of its subsidiaries, or Merck shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Merck becomes aware that Versum or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Potential Merck Merger);

viii.

Merck becomes aware (a) that any material contractual right of Versum or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Versum or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by Merck or any of its affiliates of the Potential Merck Merger or any other business combination involving Versum or (b) of any covenant, term or condition in any instrument or agreement of Versum or any of its subsidiaries that, in Merck’s reasonable judgment, has or may have material adverse significance with respect to either the value of Versum or any of its subsidiaries or affiliates or the value of the Shares to Merck or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Merck or its completion of the Potential Merck Merger or any other similar business combination involving Versum);

ix.	Merck or any of its affiliates and Versum reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

x.

Versum or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving Versum or any of its subsidiaries or the purchase of securities or assets of Versum or any of its subsidiaries any type of option, warrant or right which, in Merck’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Versum or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase, in each case other than pursuant to the Entegris Merger;

xi.

any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including certain other matters described or referred to in “Item 8. Additional Information”) shall not have been obtained on terms satisfactory to Merck and Offeror or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired; or

xii.

based on the Offer Price, the total amount of cash required to acquire and/or cancel all shares of Versum’s capital stock, including all (x) subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance sale or transfer by Versum of any of its capital stock and (y) securities convertible into or exchangeable for any shares of capital stock of Versum (assuming that all exercise, conversion or similar payments are completed, on a net basis) shall exceed $5,331,000,000.00.

For the purposes of the conditions to the Offer, the following terms have the respective meanings assigned to them below:

a.

“Versum Material Adverse Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence (“Effect”) that is materially adverse to the business, condition (financial or otherwise) or results of operations of Versum and its subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a Versum Material Adverse Effect, or be taken into account in determining whether a Versum Material Adverse Effect has occurred or would reasonably be expected to occur: (A) Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which Versum or any of its subsidiaries has material operations or where any of Versum’s or any of its subsidiaries’ products or services are sold; (B) Effects that are the result of factors generally affecting the semiconductor industry or any industry, markets or geographical areas in which Versum and its subsidiaries operate; (C) any loss of, or adverse Effect in, the relationship of Versum or any of its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Offer; (D) changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof; (E) any failure, in and of itself, by Versum to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided, that the exception in (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Versum Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (D) or (F) and (G)); (F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person; or (G) (1) a decline in the market price, or change in trading volume, in and of itself, of the Shares on the New York Stock Exchange (“NYSE”), or (2) any ratings downgrade or change in ratings outlook for Versum or any of its subsidiaries; provided, that the exceptions in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Versum Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F)); provided, further, that, with respect to clauses (A), (B), (D) and (F), such Effect will be taken into account in determining whether a Versum Material Adverse Effect has occurred if it disproportionately adversely affects Versum and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which Versum and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Versum Material Adverse Effect has occurred.

b.

“Section 721” means Section 721 of the Defense Production Act of 1950, as effected by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and as amended by the Foreign Investment and National Security Act of 2007, Pub.L. 110-49, 121 Stat. 246 (2007), and The Foreign Investment Risk Review Modernization Act of 2018, Subtitle A of Title XVII of Pub. L. 115 – 232 (Aug. 13, 2018), codified at 50 U.S.C. §4565 (“FIRRMA”).

c.

“CFIUS Clearance” means, after submission of a mandatory declaration or written notice by Merck with respect to the transactions contemplated by the Offer to Purchase in accordance with the requirements of the Section 721 and 31 C.F.R. §800-801 (the “CFIUS Regulations”), the Committee on Foreign Investment in the United States (“CFIUS”) Staff Chairperson (or other representative of CFIUS) shall have notified Merck (i) of CFIUS’ determination that the transaction contemplated by the Offer to Purchase is not a “covered transaction” within the meaning of Section 721, (ii) that there are no unresolved national security concerns with respect to the transactions contemplated by the Offer to Purchase and CFIUS has concluded all action under Section 721 with respect to the transactions contemplated by the Offer to Purchase, or (iii) CFIUS shall have sent a report to the President of the United States requesting the decision of the President of the United States and the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by the Offer to Purchase shall have expired without any such action being threatened, announced or taken, or the President of the United States shall have announced a decision not to, or otherwise declined to, take any action to suspend or prohibit the transactions contemplated by the Offer to Purchase.

According to the Offer to Purchase, the foregoing conditions are for the sole benefit of Merck, Offeror and their affiliates and may be asserted by Merck regardless of the circumstances giving rise to any such conditions or may be waived by Merck in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. Merck expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Merck’s failure at any time to exercise Merck’s rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. A public announcement shall be made of a material change in, or waiver of, the foregoing conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

According to the Schedule TO, the principal executive offices of Offeror are located at 400 Summit Drive, Burlington, MA 01803 and its telephone number is +49 6151 720. According to the Schedule TO, the principal executive offices of Merck are located at Frankfurter Strasse 250, 64293 Darmstadt, Germany and its telephone number is +49 6151 720.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement or as incorporated by reference herein, including in Exhibits (e)(5)-(e)(17) in Item 9 and in the excerpts from the definitive proxy statement on Schedule 14A filed by Versum with the SEC on December 20, 2018 (SEC File No. 001-37664) (the “2019 Proxy Statement”), which excerpts are set forth as Exhibits (e)(3) and (e)(4) hereto, to Versum’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Versum or its affiliates and (i) each of Versum’s executive officers, directors or affiliates or (ii) Merck, Offeror and each of their respective executive officers, directors or affiliates.

The Entegris Merger

On January 27, 2019, Versum and Entegris entered into the Entegris Merger Agreement, which provides for the merger of Versum with and into Entegris, with Entegris surviving the merger (the “Combined Company”). The Versum Board unanimously adopted the Entegris Merger Agreement and deemed it advisable and in the best interests of Versum to enter into the Entegris Merger Agreement and to consummate the merger with Entegris (the “Entegris Merger”) and the other transactions contemplated thereby. Subject to the Versum stockholders’ approval of the Entegris Merger Agreement at a special meeting of Versum’s stockholders (the “Versum Special Meeting”) and the Entegris stockholders approval of the Entegris Merger Agreement at a special meeting of Entegris stockholders, if the Entegris Merger is completed, Versum stockholders will be entitled to receive for each share of Versum common stock (other than shares of Versum common stock owned by Versum (excluding any such shares of Versum common stock owned by a Versum benefits plan or held on behalf of third parties) (collectively, the “Versum excluded shares”)) 1.120 shares of Entegris’ common stock, par value $0.01 per share (“Entegris common stock”). The Versum Special Meeting will be held on April 26, 2019.

A summary of the Entegris Merger Agreement is contained in Annex B hereto, which contains certain disclosure from the joint proxy statement/prospectus on Form S-4 filed by Entegris on February 27, 2019 (SEC File No. 333-229931), as amended on March 18, 2019 (the “Joint Proxy Statement/Prospectus”). Additional disclosure related to the Entegris Merger Agreement and referenced in Annex B is included in the section entitled “Item 8. Additional Information—Regulatory Approvals in Connection with the Entegris Merger.” This summary does not purport to be complete and is qualified in its entirety by reference to the Entegris Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Relationship with Merck and its Affiliates

According to the Offer to Purchase, as of March 26, 2019, Merck beneficially owned 100 Shares, representing less than 1% of the total Shares on a fully diluted basis.

Consideration Pursuant to the Offer

If Versum’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive cash on the same terms and conditions as Versum’s other stockholders. For a description of the beneficial ownership of Versum common stock by each person currently serving as a director of Versum and certain executive officers of Versum, reference is made to pages 54-56 of the 2019 Proxy Statement, which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference and qualifies the foregoing in its entirety. Versum’s directors and executive officers have informed Versum that they do not intend to tender any Shares they own pursuant to the Offer.

Arrangements with Directors and Executive Officers

Stock Options, Time-Based Restricted Stock Units, Performance-Based Restricted Units, Deferred Stock Units

Set forth below is a discussion of the treatment, in connection with the Offer, of equity incentive compensation awards held by Versum’s directors and executive officers. The Offer to Purchase provides that the intent of the Offeror is to acquire all outstanding Versum equity awards pursuant to the Potential Merck Merger.

The award agreements governing restricted stock units (the “RSUs”) and performance stock units (the “PSUs”) generally provide for “double trigger” vesting upon a change in control instead of automatic vesting on an accelerated basis upon a change in control and that, unless otherwise determined by the Compensation Committee of the Versum Board (the “Committee”), each of the respective award units converts into the right to receive a cash payment following the applicable vesting date (in the case of PSUs, based on performance through the end of a shortened performance period ending on the date of the change in control and the price per share paid in such change in control). Under Versum’s Long-Term Incentive Plan (the “LTIP”), in the event of a change in control (as defined in the LTIP), the Committee may (but is not obligated to), among other things, cancel outstanding equity awards for their intrinsic value which, in the case of stock options, shall equal the excess, if any, of the dollar value of the consideration to be paid in the change in control transaction over the aggregate exercise price of such stock options (the “Spread Value”). Further, under the Air Products and Chemicals, Inc. Long-Term Incentive Plan (the “Air Products Plan”), which governs certain outstanding stock options, upon a change in control (as defined on the Air Products Plan), stock options may, at the discretion of the Versum Board or Committee, be cancelled in exchange for a cash payment equal to the Spread Value.

For purposes of valuing the amount of benefits that could be realized by the directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the Offer constitutes a change in control under the applicable equity plans and that directors and executive officers will ultimately receive in connection with the Offer or Potential Merck Merger, with respect to the Shares subject to such awards, the same $48.00 per Share consideration being offered to all other stockholders of Versum in connection with the Offer, as follows: (i) each outstanding option to purchase Shares (an “option”) will be canceled for the right of the option holder to receive a cash payment equal to the excess, if any, of the $48.00 per Share consideration over the exercise price of such option; (ii) each outstanding time-based Versum restricted stock unit award (an “RSU award”) will be canceled in exchange for the right of the RSU award holder to receive the $48.00 per Share consideration for each Share underlying such RSU award; (iii) each outstanding Versum “market-based” performance stock unit award (an “MSU award”) and each outstanding Versum “performance-based” performance stock unit award (a “PRSU award,” and, together with the MSU award, the “PSU awards”) will be canceled in exchange for the right of the PSU award holder to receive the $48.00 per Share consideration for each Share underlying such PSU award, which number of Shares shall be measured assuming actual performance through a shortened performance period ending immediately prior to the date of the change in control; and (iv) each deferred stock unit award relating to Shares (a “DSU award”) will be converted into the right to receive the $48.00 per Share consideration for each Share underlying such DSU award.

For an estimated value of the acceleration and payment in respect of RSU award and PSU awards that would be payable to Versum’s named executive officers in connection with the Offer, please see section “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below. As of the date of this proxy statement, no Versum directors hold options, and all Versum options awarded to Versum’s executive officers are fully vested. The estimated value of the accelerated RSU awards and PSU awards payable in connection with the Offer to executive officers who are not Versum’s named executive officers (based on the same assumptions used to determine the named executive officers’ acceleration value in section “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below) is $5,708,361. The estimated value of the accelerated RSU awards payable to Versum’s non-employee directors in connection with the Offer is $747,508. The estimated value of the DSU awards is $301,988.

Director Compensation

For a description of the compensation earned by Versum’s directors, reference is made to pages 24-25 of the 2019 Proxy Statement, which is filed as Exhibit (e)(4) to this Statement, incorporated herein by reference and qualifies the foregoing in its entirety.

Change in Control Severance

Versum’s executive officers are eligible for enhanced severance benefits under their respective employment agreements if they are terminated following a change in control. Patrick Loughlin served as Versum’s Senior Vice President, Operations and Supply Chain, through October 31, 2018 and is not entitled to enhanced or additional severance benefits under his employment agreement in connection with the Offer.

If the employment of Guillermo Novo, George Bitto, Michael Valente, Edward Shober, John White or John Langan is terminated without cause or, in the case of Messrs. Novo, Bitto or Valente, by such executive officer for good reason, following a change in control, each of which is referred to as a qualifying termination, the executive officer will be entitled to, in addition to accrued but unpaid base salary and earned but unpaid prior year annual bonus, the following payments and benefits: (i) a lump sum pro rata portion of any annual bonus based upon actual performance for the fiscal year in which the termination of employment occurs; (ii) a lump sum payment equal to the sum of (x) the executive’s monthly base salary at termination and (y) 1/12th of the executive’s average annual bonus paid with respect to the last three full fiscal years prior to the year of termination, with such sum multiplied by 36 for Mr. Novo, 24 for Messrs. Bitto and Valente and 12 for Messrs. Shober, White and Langan; (iii) healthcare benefits under COBRA for 12 months or, if sooner, until the executive’s COBRA eligibility ceases; (iv) $20,000 for Messrs. Novo, Bitto and Valente and $10,000 for Messrs. Shober, White and Langan, for outplacement services; and (v) an amount equal to the matching and the maximum non-elective contributions to the executive’s qualified and non-qualified plans that would have been made based on the executive’s most recent deferral elections and base salary, respectively, for the 12 months following such termination.

To receive any of the foregoing cash payments or benefits under the executive officer’s employment agreement, the terminated executive officer must sign (and not revoke) a release of claims and continue to comply with covenants of non-competition, non-solicitation of employees, consultants and independent contractors, non-solicitation and non-interference with business relationships, confidentiality, and nondisparagement.

Under the employment agreements, if an executive officer’s Offer-related payments are subject to Section 4999 of the tax code, then the executive officer will either receive all such payments and benefits subject to the excise tax or such payments and benefits will be reduced so that the excise tax does not apply, whichever approach yields the best after tax outcome for the executive officer. For an estimate of the amounts of severance that would be payable to Versum’s named executive officers upon a qualifying termination, please see the section entitled “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below. The estimated value of the severance benefits that would be payable to the Versum executive officers who are not named executive officers upon a qualifying termination is $1,582,852 in the aggregate, which is based on the same assumptions used to calculate the estimated payments to Versum’s named executive officers in the section entitled “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below.

Deferred Compensation Plan

Versum’s executive officers have account balances under the Versum Deferred Compensation Plan (the “DCP”). As soon as administratively feasible following a change in control (as defined in the DCP), but in no event longer than 90 days thereafter, Versum will, pay each participant a single lump-sum cash payment of such participant’s accrued account balance. The executive officers’ account balances under the DCP are fully vested. These accrued account balances, as of March 11, 2019, are as follows:

Name	DCP Account Balance ($)
Guillermo Novo	350,273
George G. Bitto	1,240,246
Michael W. Valente	213,940
Edward C. Shober	239,131
Patrick F. Loughlin	197,049
All Other Executive Officers	144,920

Retention Bonuses in Connection with the Entegris Merger

In connection with the Entegris Merger, Versum established a cash-based retention program for the benefit of Versum’s and its subsidiaries’ employees, including Versum’s executive officers, with the aggregate retention pool not to exceed $15 million. Such retention bonuses are payable promptly following the six-month anniversary of the effective time of the Entegris Merger, subject to continued employment through such date or, if earlier, promptly following a qualifying termination of employment. The retention bonuses granted to Versum executive officers as of the date of the filing of this Statement are as follows:

Name	Retention Bonus ($)
Guillermo Novo	3,000,000
George G. Bitto	1,000,000
Michael W. Valente	—
Edward C. Shober	—
Patrick F. Loughlin	—
All Other Executive Officers	—

The retention bonus agreements provide that the retention bonuses are not applicable in any circumstances other than the Entegris merger or for any other future transaction, including consummation of the Offer (unless explicitly agreed in writing by Versum and the recipient of such retention bonus). As of the date of this Statement, no such agreements were in effect.

Indemnification; Directors’ and Officers’ Insurance

Entegris Merger Agreement Provisions. Under the Entegris Merger Agreement, from and after the effective time of the Entegris Merger, the Combined Company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the Entegris Merger Agreement under applicable law, Versum’s organizational documents and any indemnification agreements in effect as of the date of the Entegris Merger Agreement, each present and former (determined as of the effective time of the Entegris Merger) director and officer of Versum or any of its subsidiaries or any person who prior to or at the effective time of the Entegris Merger served at the request of Versum or any of its subsidiaries as a director or officer of another person in which Versum or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (the “indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time of the Entegris Merger, whether asserted or claimed prior to, at or after the effective time of the Entegris Merger, including in connection with (i) the Entegris Merger Agreement, the Entegris Merger or the other transactions contemplated by the Entegris Merger Agreement, and (ii) actions to enforce such provision or any other indemnification or advancement right of any indemnified party, and the Combined Company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Versum’s organizational documents and any indemnification agreements in effect as of the date of the Entegris Merger Agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Under the Entegris Merger Agreement, prior to the effective time of the Entegris Merger, Versum will and, if Versum is unable to, Entegris will cause the Combined Company as of the effective time to of the Entegris Merger, obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of Versum’s existing directors’ and officers’ insurance policies, and (b) Versum’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time of the Entegris Merger (the “tail period”), from one or more insurance carriers with the same or better credit rating as Versum’s insurance carrier as of the date of the Entegris Merger Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Versum’s existing policies with respect to matters existing or occurring at or prior to the effective time of the Entegris Merger (including in connection with the Entegris Merger Agreement or the Entegris Merger and other transactions contemplated by the Entegris Merger Agreement). If Versum and the Combined Company for any reason fail to obtain such “tail” insurance policies as of the effective time of the Entegris Merger, the Combined Company will continue to maintain in effect for the tail period such insurance policies in place as of the date of the Entegris Merger Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Versum’s existing policies as of the date of the Entegris Merger Agreement, or the Combined Company will purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Versum’s existing policies as of the date of the Entegris Merger Agreement, except that in no event will the aggregate cost of the insurance policy exceed during the tail period 300% of the current aggregate annual premium paid by Versum for such purpose, and if the cost of such insurance coverage exceeds such amount, the Combined Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Entegris Merger and rights to advancement of related expenses existing at the time of the Entegris Merger Agreement in favor of any indemnified party as provided in the organizational documents of Versum and its subsidiaries or any indemnification agreement between such person and Versum or any of its subsidiaries, in each case, as in effect on the date of the Entegris Merger Agreement, will survive the Entegris Merger and other transactions contemplated by the Entegris Merger Agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

Indemnification Provisions Under Delaware Law. Section 145(a) of the General Corporation Law of the state of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted under similar standards to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL (“Section 145”) further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification and advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification and advancement of expenses provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also provides that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity and incurred by such person in any such capacity or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify him or her against such liability under Section 145.

Section 145 also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Indemnification Under Versum’s Organizational Documents. As permitted by Section 102(b)(7) of the DGCL, the Amended and Restated Certificate of Incorporation of Versum (the “Charter”) provides that a director shall not be personally liable to Versum or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Versum or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. The Charter further provides that Versum indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of Versum or is or was serving at the request of Versum as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, Versum indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Versum Board. The right to indemnification is a contract right and includes, subject to certain qualifications, the right to be paid by Versum the expenses incurred in defending any such proceeding in advance of its final disposition.

Item 4.	The Solicitation or Recommendation.

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Versum’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Versum Board, by unanimous vote of all of its directors at a meeting held on March 28, 2019, recommended that Versum’s stockholders reject the Offer and not tender their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail below, the Versum Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” below for further detail. The Versum Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Entegris Merger Agreement.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Versum’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Toll-Free: (877) 456-3463

Call Collect: (212) 750-5833

A copy of a press release communicating the Versum Board’s recommendation is filed as Exhibit (a)(2) to this Statement and incorporated herein by reference.

Background of the Offer

The Versum Board and Versum’s senior management regularly review and assess Versum’s operations and financial performance, industry conditions and related developments as they may impact Versum’s long-term strategic plans and objectives. As part of this ongoing evaluation, following Versum’s spin-off from Air Products and Chemicals, Inc. and its consolidated subsidiaries (collectively, “Air Products”) in 2016, the Versum Board, together with Versum’s senior management team, has from time to time considered various potential financial and strategic opportunities to enhance stockholder value, including the possibility of a combination with Entegris. Versum’s senior management and the Versum Board were therefore generally familiar with Entegris, its business and its management team, and believed that a potential combination of the two companies on appropriate terms and at the right time could be an opportunity to enhance stockholder value.

In furtherance of Versum’s consideration of its strategic direction, Versum has periodically consulted with Lazard Frères & Co. LLC (“Lazard”) over the years, including without any formal engagements, for a number of reasons that include Lazard’s experience and expertise as a financial advisor in a wide variety of transactions and its familiarity with Versum’s business.

The board of directors of Entegris (the “Entegris Board”) regularly evaluates the strategic direction of Entegris with a view towards strengthening Entegris’ business and enhancing stockholder value. As part of that evaluation, Entegris has considered, from time to time, various potential strategic transactions, including potential strategic alliances and other commercial arrangements, strategic mergers, acquisitions and divestitures, and other business combinations, including, prior to and following Versum’s spin off from Air Products in 2016, the possibility of a combination with Versum. As a result, Entegris’ senior management and the Entegris Board were generally familiar with Versum, its management and its businesses, and believed that a combination of the two companies could be a value enhancing opportunity for the stockholders of both companies at the right time and on appropriate terms.

On December 8, 2018, Guillermo Novo, Versum’s president and chief executive officer, and Bertrand Loy, Entegris’ president and chief executive officer, met, at Mr. Novo’s invitation, in Tokyo, Japan. During this meeting, Mr. Novo raised the possibility of an all-stock merger of equals between Versum and Entegris. The two executives discussed generally the complementary nature and size of the two companies and some of the potential benefits and challenges that could result from a combination. No specific transaction terms were proposed at this meeting, but the parties discussed that the terms of the transaction and the governance of the Combined Company should generally be consistent with a merger of equals.

Following the December 8, 2018 meeting, Messrs. Novo and Loy spoke telephonically on two occasions to discuss the logistics of potential subsequent meetings.

On December 18, 2018, the Entegris Board met telephonically, together with representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”), Entegris’ financial advisor, to discuss the potential transaction with Versum, and the potential benefits and challenges of such a transaction. The Entegris Board authorized Mr. Loy to continue to engage with Versum to determine if a transaction could be achieved on acceptable terms.

On December 20, 2018, Mr. Loy contacted Mr. Novo to express Entegris’ interest in continuing to discuss a potential merger transaction. Mr. Loy and Mr. Novo discussed the signing of a confidentiality agreement and beginning mutual due diligence and confirmed a meeting including Mr. Novo and Seifi Ghasemi, the chairman of the Versum Board, and Mr. Loy and Paul Olson, the chairman of the Entegris Board, in New York City on January 4, 2019.

On January 3, 2019, the parties entered into a mutual non-disclosure and standstill agreement allowing for confidential negotiations and due diligence investigations.

On January 4, 2019, Messrs. Novo, Ghasemi, Loy and Olson met in New York City to continue to discuss a potential merger. At the meeting, the parties discussed Versum’s and Entegris’ respective business philosophies, the parties’ mutual desire for an all-stock merger, potential transaction structures and potential governance and management of the Combined Company that would result from a merger. During this meeting, Messrs. Loy and Olson proposed that Mr. Ghasemi would serve as the chairman of the board of the Combined Company, that Mr. Loy would serve as the chief executive officer of the Combined Company and that Gregory Graves, Entegris’ chief financial officer, would serve as the chief financial officer of the Combined Company. Both parties indicated a belief that the Combined Company would benefit from significant potential synergies, increased scale and a strong balance sheet, and a strengthened strategic position. The parties agreed, pending authorization from the Versum Board, to commence due diligence with mutual management presentations to take place on January 9, 2019, with a potential second meeting among Messrs. Novo, Ghasemi, Loy and Olson to take place on January 17, 2019 in Scottsdale, Arizona, at which the parties would discuss key proposed terms for the potential transaction, including the proposed exchange ratio.

On January 5, 2019, Messrs. Novo and Loy traveled together to attend a conference in northern California. During this time, Mr. Novo and Mr. Loy discussed their respective management and organizational philosophies and business models, and identified areas in which the Combined Company could grow and reach new customers and also compared the cultures of the respective companies. No specific transaction terms were discussed during these conversations.

On January 7, 2019, the Versum Board met via a telephonic meeting, at which representatives of Versum’s senior management, Lazard and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), Versum’s legal counsel, were present. Mr. Novo updated the Versum Board on the recent discussions with representatives of Entegris, including the January 4 meeting among Messrs. Novo, Ghasemi, Loy and Olson and the fact that Entegris and Versum had entered into a mutual non-disclosure and standstill agreement in advance of such January 4 meeting. Representatives of Lazard reviewed with the Versum Board Lazard’s preliminary financial view regarding a potential transaction with Entegris, and the Versum Board discussed the possible risks, benefits and potential terms of a potential transaction with representatives of Versum’s senior management, Lazard and Simpson Thacher. A representative of Simpson Thacher then reviewed with the Versum Board their fiduciary duties under applicable law. The Versum Board authorized and instructed Messrs. Ghasemi and Novo to proceed with the proposed subsequent meeting with representatives of Entegris, and instructed Versum’s senior management, Lazard and Simpson Thacher to proceed with due diligence.

On January 9, 2019, Mr. Novo, George Bitto, Versum’s chief financial officer, and other members of Versum’s senior management team met in Menlo Park, California with Messrs. Loy and Graves, and other members of Entegris’ senior management team, to discuss Versum’s and Entegris’ respective businesses, the potential synergies that might be achieved in the proposed combination and related matters. Representatives of each party’s financial advisor were in attendance. No specific transaction terms were discussed at this meeting. From January 9 through January 27, 2019, the parties engaged in mutual due diligence investigations of one another.

On January 12, 2019, at a telephonic meeting of the Versum Board, at which representatives of Versum’s senior management, Lazard and Simpson Thacher were present, Mr. Novo updated the Versum Board on further developments with respect to the discussions with Entegris, including that the parties had discussed an exchange of their respective management team’s financial projections. The Versum Board then discussed potential terms of a potential transaction with Entegris, including preliminary views on trading multiples, the potential exchange ratio and certain social issues. The Versum Board subsequently authorized Messrs. Novo and Ghasemi to negotiate the potential exchange ratio with representatives of Entegris based on historical trading multiple averages. Representatives of Versum’s senior management then reviewed with the Versum Board Versum management’s view on Versum’s financial projections, including macro forecasts, growth drivers and other assumptions, and including an update on first quarter performance for fiscal year 2019. Following such presentation, a representative of Simpson Thacher reviewed with the Versum Board their fiduciary duties under applicable law.

On January 15, 2019, representatives of Lazard and Morgan Stanley spoke telephonically to discuss potential valuation methodologies with respect to a potential transaction between Entegris and Versum, in preparation for a meeting of Messrs. Novo, Ghasemi, Loy and Olson that had been scheduled for January 17, 2019.

On January 16, 2019, the Entegris Board met telephonically, together with members of Entegris’ senior management and representatives of Morgan Stanley and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Entegris, to receive an update on the status of the proposed transaction and to provide guidance to Messrs. Olson and Loy in advance of their meeting with Messrs. Novo and Ghasemi, Versum’s chief executive officer and chairman, respectively, scheduled for January 17, 2019. The directors authorized Mr. Loy to propose to Messrs. Novo and Ghasemi an exchange ratio of 1.097, meaning Versum stockholders would receive 1.097 shares of Entegris common stock for each share of Versum common stock held, which was the average of the exchange ratios implied by comparing the six calendar-month and one calendar-year volume weighted average trading prices of the two companies as of January 16, 2019, and authorized Mr. Loy to negotiate the exchange ratio further should the proposed 1.097 ratio not prove to be acceptable to Versum.

Based on the Entegris Board’s guidance, Entegris’ senior management determined to propose to Versum that the transaction be structured as an all-stock merger that would be intended to be tax-free to the stockholders of both companies, at an exchange ratio of 1.097 Entegris shares for each outstanding Versum share. On January 17, 2019, prior to the meeting of Messrs. Ghasemi, Novo, Loy and Olson, representatives of Morgan Stanley provided representatives of Lazard with a summary of Entegris’ proposed key terms, including, as had been previously discussed between the parties, that Mr. Ghasemi serve as chairman of the board of directors of the Combined Company, that Mr. Loy and Mr. Graves serve as the chief executive officer and chief financial officer of the Combined Company, respectively, and that the board of directors of the Combined Company include nine members, with four to be designated by Versum, four to be designated by Entegris, in addition to Mr. Loy as chief executive officer of the Combined Company.

Later that day, on January 17, 2019, Messrs. Novo, Ghasemi, Loy and Olson met in Scottsdale to discuss the potential transaction and certain key terms. The parties confirmed their continued belief that a merger of the two companies would be beneficial to both Entegris, Versum and their respective stockholders, and reached agreement, subject in both cases to board approval, as to certain terms regarding the governance of the Combined Company. After negotiation during the meeting, the participants agreed to recommend to their respective boards of directors an exchange ratio of 1.120 shares of Entegris common stock to be exchanged for each share of Versum common stock. The parties determined to proceed expeditiously to negotiate definitive transaction agreements and to complete due diligence, subject to further review and approval by the Entegris Board and the Versum Board.

On January 18, 2019, a meeting of the Versum Board, at which representatives of Versum’s senior management, Lazard, Simpson Thacher and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) Versum’s antitrust counsel (telephonically), were present, was held in Scottsdale, Arizona. At this meeting, Mr. Ghasemi provided the Versum Board with an update on the ongoing discussions and negotiations regarding the potential transaction with Entegris, including the proposed exchange ratio of 1.120 discussed by the parties on the previous day, and certain governance terms. Mr. Bitto then presented to the Versum Board an update on Versum’s financial performance in the first quarter of 2019 and discussion ensued. Following discussion, a representative of Simpson Thacher reviewed with the Versum Board their fiduciary duties under applicable law. Subsequently, representatives of Lazard reviewed with the Versum Board Lazard’s preliminary financial analysis of a potential transaction with Entegris. Members of the Versum Board then discussed with representatives of Versum’s senior management, Lazard and Simpson Thacher the due diligence process and the material terms of a merger agreement with Entegris, and representatives of Skadden reviewed with the Versum Board Skadden’s preliminary analysis of certain regulatory aspects of the proposed transaction.

On January 19, 2019, at the instruction of the Versum Board, Simpson Thacher provided an initial draft of a merger agreement to Wachtell Lipton.

From January 19 through January 27, 2019, Entegris, Versum and their respective financial and legal advisors continued to conduct due diligence on each other and the parties negotiated the terms of the merger agreement and ancillary documents and confirmed that Mr. Ghasemi would serve as the chairman of the board of the Combined Company, Mr. Loy would serve as the chief executive officer of the Combined Company, Mr. Graves would serve as the chief financial officer of the Combined Company and Michael Valente, the general counsel of Versum, would serve as the general counsel of the Combined Company.

On January 24, 2019, at a telephonic meeting of the Versum Board, at which representatives of Versum’s senior management, Lazard and Simpson Thacher were present, Messrs. Novo and Ghasemi updated the Versum Board on the status of the discussions with Entegris, the due diligence process, and the negotiations concerning material provisions of the merger agreement. A representative of Simpson Thacher then reviewed with the Versum Board their fiduciary duties under applicable law. Subsequently, representatives of Lazard reviewed with the Versum Board Lazard’s updated financial analysis of a potential transaction with Entegris based upon the proposed exchange ratio. Representatives of Simpson Thacher next discussed the revised merger agreement received from Entegris’ counsel, including certain remaining open issues. Mr. Novo then reviewed with the Versum Board the proposed communications plan with respect to the announcement of the potential transaction.

On January 25, 2019, the Entegris Board met in Boston, together with members of Entegris’ senior management and representatives of Morgan Stanley and Wachtell Lipton, to discuss and deliberate on the proposed combination of Entegris and Versum, and to receive presentations from Entegris’ senior management and advisors. Mr. Loy and representatives of Morgan Stanley and Wachtell Lipton briefed the directors on the status of negotiations with Versum, and members of Entegris’ senior management reviewed the results of Entegris’ business, synergy potential and due diligence review of Versum. Representatives of Morgan Stanley provided an updated preliminary financial analysis with respect to the potential transaction. A representative of Wachtell Lipton reviewed the directors’ fiduciary duties and presented a detailed summary of the terms of the draft merger agreement and proposed financing commitment related to the transaction. After discussion among the directors, it was the unanimous view of the Entegris Board that Entegris should seek to finalize the merger agreement and related documents with Versum, subject to final review and approval by the Entegris Board.

Between January 25 and January 27, 2019, Entegris and Versum and their respective legal advisors continued to negotiate the merger agreement and related documents and to finalize due diligence. On January 26 and 27, 2019, Messrs. Loy, Graves, Novo and Ghasemi and certain representatives of the parties’ respective financial and communications advisors met in person at the offices of Wachtell Lipton to plan for the public announcement of the transaction, subject to approval of the transaction by the parties’ respective boards of directors.

In the afternoon of January 27, 2019, the Entegris Board met telephonically, together with members of Entegris’ senior management and representatives of Morgan Stanley and Wachtell Lipton. Mr. Loy and a representative of Wachtell Lipton provided an update on developments since the previous meeting of the Entegris Board. The representatives of Wachtell Lipton summarized the minimal changes to the draft merger agreement since the January 25 meeting of the Entegris Board, and representatives of Morgan Stanley provided directors with its financial analysis with respect to the potential transaction with Versum. Morgan Stanley rendered for the benefit of the Entegris Board its oral opinion, subsequently confirmed in writing, on January 27, 2019 that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Entegris.

After discussions, the Entegris Board, by unanimous vote of all of its members, (1) determined that the Entegris Merger Agreement and the transactions contemplated thereby, including but not limited to the Entegris Merger, the share issuance and the adoption of the amended and restated certificate of incorporation on the terms set forth in the Entegris Merger Agreement were fair to, and in the best interests of, Entegris and the holders of shares of Entegris common stock, (2) approved and declared advisable the Entegris Merger Agreement and the transactions contemplated thereby, including the Entegris Merger, on the terms and subject to the conditions set forth in the merger agreement, (3) directed that the share issuance and the merger agreement be submitted to the holders of shares of Entegris common stock for their approval and adoption, and the amended and restated certificate of incorporation be submitted to the holders of shares of Entegris common stock for their adoption and (4) resolved to recommend that the holders of shares of Entegris common stock vote in favor of the adoption of the Entegris Merger Agreement and the approval of the share issuance and in favor of the adoption of the amended and restated certificate of incorporation.

On January 27, 2019, a meeting of the Versum Board, at which representatives of Versum’s senior management, Lazard (telephonically) and Simpson Thacher (telephonically) were present, was held in Scottsdale, Arizona. Messrs. Ghasemi and Novo participated telephonically from Lazard’s offices in New York. Mr. Ghasemi updated the Versum Board on the status of the negotiations with Entegris, including that the parties had substantially finalized the merger agreement and resolved all significant open substantive issues with respect to the terms of the potential transaction. Mr. Ghasemi reported that the Entegris Board had met earlier on January 27, 2019 and had unanimously resolved to approve the potential transaction. A representative of Simpson Thacher then reviewed with the Versum Board their fiduciary duties under applicable law and the terms of the draft merger agreement. Representatives of Lazard then reviewed with the Versum Board Lazard’s financial analysis of the potential transaction with Entegris. Following further discussion, representatives of Lazard then delivered to the Versum Board Lazard’s oral opinion, subsequently confirmed in writing by delivery of Lazard’s opinion dated as of the same date, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the exchange ratio of 1.120 shares of Entegris common stock per share of Versum common stock was fair, from a financial point of view, to the Versum stockholders (other than the holders of Versum excluded shares).

After discussions, the Versum Board unanimously determined that the Entegris Merger Agreement, the Entegris Merger and the other transactions contemplated by the Entegris Merger Agreement were fair to, and in the best interests of, Versum and its stockholders, approved and declared advisable the Entegris Merger Agreement, the Entegris Merger and the other transactions contemplated by the Entegris Merger Agreement, directed that the Entegris Merger Agreement be submitted for adoption at a meeting of Versum stockholders and resolved to recommend that the Versum stockholders vote in favor of the adoption of the Entegris Merger Agreement.

Following the approval of the Entegris Merger and the Entegris Merger Agreement by the Entegris Board and the Versum Board, Entegris and Versum finalized and executed the Entegris Merger Agreement on January 27, 2019, and in the morning of January 28, 2019, prior to the opening of trading, issued a joint press release announcing the execution of the Entegris Merger Agreement.

On February 27, 2019, Dr. Stefan Oschmann, Chief Executive Officer of Merck, placed a call to Mr. Ghasemi to inform him of Merck’s interest in acquiring Versum. Mr. Ghasemi responded that he would discuss the call with the members of the Versum Board. Within minutes after such call, on February 27, 2019, Merck sent a letter to the Versum Board setting forth a non-binding unsolicited proposal to acquire Versum for $48.00 per share in cash (the “Initial Merck Proposal”). The text of the letter was as follows:

Versum Materials, Inc.

Board of Directors

8555 South River Parkway

Tempe, AZ 85284

February 27, 2019

Ladies and Gentlemen:

As leading technology innovators backed by approximately $3 billion in annual R&D and capex spending, I and my colleagues of Merck KGaA, Darmstadt, Germany have long been impressed with Versum Materials, Inc. (“Versum”) and the potential that Versum’s management and employees has for delivering value to Versum’s customers, communities and stockholders. The transaction that Versum recently disclosed - one in which Versum stockholders would receive stock of Entegris, Inc. (“Entegris”) - significantly undervalues Versum. Accordingly, I am pleased to propose, with the unanimous and enthusiastic support of our executive board, that Merck KGaA, Darmstadt, Germany acquire all of the outstanding shares of Versum common stock for $48 per share in cash (the “Proposal”). The Proposal reflects an enterprise value for Versum of $6 billion and an EV/FY 2018 EBITDA multiple of approximately 13.3x. The Proposal represents a premium of 15.9% to the current value per Versum share and a premium of 51.7% to the undisturbed trading price per Versum share on the trading day prior to announcement of the Entegris transaction.

Instead of the speculative value offered by the Entegris transaction, the all-cash Proposal would deliver immediate and certain cash value to Versum stockholders and employees, shielding them from the significant integration, operational and market risks posed by the all-stock Entegris transaction.

There can be no question that the Proposal is a Superior Proposal for purposes of the Versum-Entegris merger agreement, and we wish to engage with Versum and its advisors immediately in order to capture for Versum’s stockholders, employees, and customers the tremendous superior value inherent in the Proposal.

Commitment to Investment Benefitting Employees and Customers

As you know, Merck KGaA, Darmstadt, Germany is a leading science and technology company which operates across healthcare, life sciences and performance materials with a market capitalization of approximately $47 billion and revenues of approximately $17 billion. Our Performance Materials business is an innovation driven market leader in electronic chemicals with exposure to high growth market segments. Given ongoing technological change including AI, internet-of-things, data analytics and the like, long term secular trends will create lasting demand for semiconductors. The leaders in the industry will be those willing to invest and able to innovate and adapt to changing technologies.

Together we will be one of those leaders. The complementary fit of our and Versum’s businesses and the strength of our combined team will justify significant and sustained investment, which will benefit all of Merck KGaA, Darmstadt, Germany’s and Versum’s employees and customers worldwide. An important part of our strategy will be to maintain Versum’s headquarters as the major hub for the combined electronic materials business in the U.S.

Transaction Terms

Merck KGaA, Darmstadt, Germany is prepared to complete the transaction on terms consistent with the terms agreed with Entegris, aside from changes relating to us as the counterparty, the necessary differences between a cash and stock transaction and other changes necessary in light of applicable laws and regulations.

Certainty of Closing

In addition to its tremendous financial superiority relative to the Entegris transaction, please note the following benefits of the Proposal:

•

No Financing Risk: Merck KGaA, Darmstadt, Germany has a very substantial market capitalization and a strong investment grade credit rating. The definitive agreement would not contain a financing condition, and any requisite financing in excess of cash on hand would be supported by committed financing with no incremental conditionality.

•

Strong Track Record of Completing Acquisitions: Merck KGaA, Darmstadt, Germany has a strong record of completing acquisitions and is well-known as a reliable merger partner. Since 2009, we have completed acquisitions with a total transaction value of approximately $27 billion. Our track record includes two acquisitions of large U.S. public companies, including the $7 billion acquisition of Millipore and the $17 billion acquisition of Sigma-Aldrich as well as the $2.5 billion acquisition of UK-based AZ Electronic Materials.

•

No Anticipated Regulatory Issues: Given our strong M&A track record, we have significant experience in obtaining antitrust approvals both in the U.S. and globally, as well as CFIUS approval in the U.S. Based on our review of available information, the complementary nature of the businesses and our prior experience, there should not be regulatory obstacles to the transaction and we believe the necessary approvals can be secured without undue delay.

•	No Shareholder Vote: Unlike the pending transaction with Entegris, we do not require a shareholder vote and already have all necessary internal approvals in place.

Next Steps and Timing

After entering into a mutually agreeable confidentiality agreement with Merck KGaA, Darmstadt, Germany, we wish to undertake discussions and review the information required for us to complete our due diligence - including information that Versum has furnished to Entegris. Our team is in a position to complete diligence expeditiously and finalize a transaction agreement at the same time. Given that we assume that Versum has significantly progressed its proxy statement, we are confident that Versum stockholder approval of a transaction with Merck KGaA, Darmstadt, Germany can be obtained rapidly.

Advisors

Merck KGaA, Darmstadt, Germany has engaged Guggenheim Securities, LLC as its financial advisor and Sullivan & Cromwell LLP as its legal counsel. Our advisors are ready, willing and able to coordinate with Versum’s advisors concerning next steps.

Public Disclosure

Please be aware that given applicable requirements under German law, Merck KGaA, Darmstadt, Germany is required to disclose this proposal publicly and simultaneously with its delivery to you. A copy of the release we have made is attached hereto.

Non-Binding Effect

This letter does not create or constitute any legally binding obligation or commitment by either of us relating to the proposed transaction or otherwise. A binding agreement will only arise when and if a definitive transaction is agreed and a definitive merger agreement is executed and delivered by each of the parties.

We look forward to your prompt response and to moving forward together so that we may complete this transaction expeditiously and unlock the value inherent in this exciting and valuable transaction.

Sincerely,

/s/ Stefan Oschmann

Stefan Oschmann

Chairman of the Executive Board & CEO

Later that morning on February 27, 2019, Versum issued a press release that acknowledged receipt of the Initial Merck Proposal and stated that Versum continues to believe in the strategic and financial rationale of the proposed merger of equals with Entegris and that the Versum Board intends to thoroughly review the Initial Merck Proposal consistent with its fiduciary duties. The text of the press release was as follows:

Versum Materials Responds to Unsolicited Proposal from Merck KGaA

TEMPE, Ariz.—(BUSINESS WIRE)—Feb. 27, 2019—Versum Materials, Inc. (NYSE: VSM), a leading specialty materials supplier to the semiconductor industry, today issued the following statement in response to the unsolicited proposal by Merck KGaA to acquire Versum for $48.00 per share in cash.

Versum continues to believe in the strategic and financial rationale of the proposed merger of equals with Entegris. Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, Versum’s Board of Directors will thoroughly review the Merck proposal.

On February 27, 2019, the Versum Board met telephonically, together with members of Versum’s senior management and representatives of Lazard and Simpson Thacher, to discuss next steps in connection with the review of the Initial Merck Proposal. Also on February 27, 2019, Entegris issued a press release in response to the Initial Merck Proposal, stating that Entegris believes the merger of Versum and Entegris will deliver meaningful value to Versum stockholders and Entegris stockholders.

On February 27, 2019, the Entegris Board held an update call, together with members of Entegris’ senior management and representatives of Morgan Stanley and Wachtell Lipton, to discuss developments as well as potential public disclosure of additional potential synergies identified during ongoing integration-planning discussions between Entegris and Versum.

On February 28, 2019, the Versum Board met via a telephonic meeting, at which representatives of Versum’s senior management, Lazard and Simpson Thacher were present. Following discussion of the Initial Merck Proposal and, in light of recent unusual trading activity in the stock of Versum, the Versum Board resolved to adopt a limited duration shareholder rights plan, which the Versum Board had previously reviewed with outside counsel and which was available to be implemented quickly in response to a specific threat to corporate policymaking, such as the decision to pursue the Entegris Merger. Later on February 28, 2019, the Versum Board authorized and declared a dividend of one preferred share purchase right for each outstanding share of Versum common stock, payable to Versum stockholders of record on March 11, 2019, pursuant to the Rights Agreement.

On March 1, 2019, the Versum Board met telephonically, together with members of Versum’s senior management and representatives of Lazard and Simpson Thacher, to discuss the Initial Merck Proposal. Representatives of Lazard reviewed with the Versum Board Lazard’s financial analysis of the Initial Merck Proposal. Members of the Versum Board then discussed the terms of the Initial Merck Proposal and the Entegris Merger Agreement, consulted with representatives of Versum’s senior management, Lazard and Simpson Thacher, and concluded, after careful review and consideration, that the Initial Merck Proposal was not a superior proposal for purposes of the Entegris Merger Agreement. Later that day on March 1, 2019, Versum issued a press release announcing the determination by the Versum Board, and stating that Versum remains committed to completing the Entegris Merger, which the Versum Board believes will create significant long-term value, and is in the best interests of the Versum stockholders. The text of the press release was as follows:

Versum Materials Board of Directors Rejects Unsolicited Proposal from Merck KGaA

Merck KGaA Proposal Is Not Superior Proposal

Reaffirms Board’s Recommendation in Support of Entegris Transaction

TEMPE, Ariz.—(BUSINESS WIRE)—Mar. 1, 2019—Versum Materials, Inc. (NYSE: VSM), a leading specialty materials supplier to the semiconductor industry, today announced that its Board of Directors has rejected Merck KGaA’s (“Merck”) unsolicited and non-binding proposal, received on February 27, 2019, to acquire Versum for $48 per share in cash.

After careful review and consideration, conducted in consultation with its independent financial and legal advisors, the Versum Board concluded that Merck KGaA’s proposal is not a superior proposal.

Versum is committed to completing the merger of equals transaction with Entegris, which the Versum Board believes will create significant long-term value, and is in the best interest of Versum’s shareholders. Under the terms of the merger agreement with Entegris announced on January 28, 2019, Versum shareholders would receive 1.120 shares of Entegris for each existing Versum share.

The combination with Entegris is expected to close in the second half of 2019. It remains subject to customary conditions, including receipt of U.S. and international regulatory approvals, and approval by the shareholders of each company. The registration statement with respect to the proposed merger was filed with the Securities and Exchange Commission on February 27, 2019.

On March 2, 2019, the Versum Board met telephonically with members of Versum’s senior management and representatives of Simpson Thacher to discuss the desirability of obtaining advice from an additional financial advisor in connection the Initial Merck Proposal. Following discussion, the Versum Board instructed Versum’s senior management to seek to engage Citigroup Global Markets Inc. (“Citi”) to advise the Versum Board with respect to a financial analysis of the Initial Merck Proposal. Citi was selected on the basis of its experience in the industries in which Versum operates and its familiarity with Versum.

On March 4, 2019, representatives of Merck and its financial advisor proposed to arrange a telephone call between Dr. Oschmann of Merck and Mr. Ghasemi, which Mr. Ghasemi declined following consultation with members of Versum’s senior management and representatives of Simpson Thacher, consistent with the terms of the Entegris Merger Agreement.

On March 5, 2019, Merck issued an open letter to the Versum stockholders, stating that Merck remains fully committed to pursuing the Initial Merck Proposal and requesting that the Versum Board engage with Merck. The text of the letter was as follows:

March 5, 2019

Open Letter to Versum Shareholders from Merck

Darmstadt, Germany, March 5, 2019 – Merck, a leading science and technology company, today issued an open letter to the shareholders of Versum Materials, Inc. (“Versum”). On March 1, the Versum Board of Directors without any further explanation rejected Merck’s superior proposal to acquire all of the outstanding common stock of Versum for $48 per share in cash. In its letter, Merck said: “We are fully committed to pursuing our Proposal. The Versum Board should consider the best interests of its shareholders and engage with us.”

The full text of the letter is included below and can also be found at www.thesuperiorproposal.com.

An Open Letter to Versum Shareholders from Merck

Dear Fellow Versum Shareholders:

We are disappointed that the Versum Board of Directors has rejected without explanation our superior proposal to acquire all of the outstanding common stock of Versum for $48 in cash per share (our “Proposal”). Further, our offer to engage directly with Versum to understand the rationale for the Versum Board’s determination has not been accepted. We urge you to let the Versum Board know that Versum shareholders will not support the Entegris acquisition in light of our Proposal, which is unquestionably superior.

The market has spoken with respect to the value of our Proposal relative to the Entegris acquisition

Our Proposal reflects a 51.7% premium to Versum’s unaffected price and a 17.1% premium to the current market value of the Entegris stock that Versum shareholders would receive in the Entegris acquisition. Since the time our Proposal was announced, 35.6 million Versum shares have traded (32.6% of the total number of Versum basic shares outstanding) in just four trading days at a volume weighted average price of $48.58, an 18.5% premium to the current implied value of the Entegris stock consideration. Further, the premium valuation reflected in our Proposal is certain and immediate, without any of the significant ongoing integration, operational or market risks reflected in the value of the Entegris stock consideration and without the need for the achievement of synergies.

The market has overwhelmingly expressed a preference for our Proposal.

The published financial analysis of Lazard – Versum’s own financial advisor – supports our view that our Proposal is superior to the Entegris acquisition

The analysis of Versum’s own financial advisor – Lazard – supports our view that our Proposal is superior, both standalone and relative to the Entegris acquisition. Lazard’s financial analysis included in the proxy statement filed by Entegris and Versum on February 28, 2019 (the “Proxy Statement”), the day following delivery of our Proposal, reflects the following values for Versum:

Lazard’s Valuation of Versum and Premium of Our Proposal to Midpoint of Lazard’s Valuation Range1:

[1]

Stand-alone Versum value per share compiled from Lazard’s valuation work disclosed in the Proxy Statement. The premia of the value of the Proposal relative to each of the stand-alone values were calculated by Merck KGaA, Darmstadt, Germany.

Lazard also completed a “has-gets” analysis to compare the discounted cash flow value, including synergies, relative to Versum’s standalone value. That analysis, which is summarized below, demonstrates that Lazard’s valuation analysis is consistent with the market’s view that the value of the stock consideration offered by Entegris is far less than the value of our Proposal.

Lazard’s DCF Value of Merger Consideration Including Synergies2

Run-Rate Synergies ($mm)	DCF Value Per Share of the Entegris Merger Consideration Including Synergies	The Proposal: Premium to DCF Value Per Share of the Entegris Merger Consideration Including Synergies
$75	$41.43	15.9%
$85	$41.71	15.1%
$100	$42.19	13.8%

[2]

DCF value per share of the merger consideration including synergies derived from Lazard’s has-gets analysis disclosed in the Proxy Statement, which expresses these values as a premium to Versum’s share price. The premia of the value of the Proposal relative to each of the value of the merger consideration including synergies were calculated by Merck KGaA, Darmstadt, Germany.

The Versum Board appears to have disregarded the valuation analysis of its own financial advisor in rejecting our Proposal.

The Versum Board has not engaged in a process to maximize shareholder value

The background of the merger section of the Proxy Statement indicates that discussions began between Versum and Entegris in December 2018. Less than two months later, Versum announced a transaction with Entegris without conducting a market check to determine what alternatives might be potentially available to Versum’s shareholders. The final exchange ratio reflected only a 10.8% premium to the market value of Versum’s stock at the time of the announcement. Further, during the course of the negotiation, the final exchange ratio reflected only a 2.1% increase from the exchange ratio initially offered by Entegris. After our Proposal was delivered, the Versum Board never contacted us to discuss our Proposal, implemented a poison pill and quickly rejected our Proposal.

These actions do not reflect a desire to maximize shareholder value.

Our Proposal offers more opportunity for Versum’s employees

While the transaction with Entegris is described as a “merger of equals”, there appears to be nothing equal about the treatment of Versum’s employees relative to those of Entegris. Entegris has already announced its intention to operate the combined business from its headquarters in Billerica, MA, more than 2,500 miles away from Tempe.

At Merck KGaA, Darmstadt, Germany, people have always been and will continue to be at the center of everything we do. We already have a strong footprint in the U.S. and a track record as a top employer. Over the past decade, the company invested some $24bn in the U.S. through acquisitions alone, including the successful acquisitions of Millipore in 2010 and Sigma-Aldrich in 2015.

Our intention is to maintain Versum’s Tempe site as the major hub for the combined electronic materials business in the U.S., complementing our strong commitment to this important market. Versum employees will become an integral part of a leading electronic materials business and will benefit from new and exciting development opportunities within a truly global science and technology company.

We are committed to pursuing our Proposal

We are fully committed to pursuing our Proposal. The Versum Board should consider the best interests of its shareholders and engage with us.

Merck KGaA, Darmstadt, Germany’s proposal

is clearly superior to the Entegris acquisition.

We know that Versum shareholders agree

with us.

Tell the Versum Board how you feel.

On March 6, 2019, the Versum Board met telephonically, together with members of Versum’s senior management and representatives of Citi and Simpson Thacher, to discuss the Initial Merck Proposal. At the meeting, representatives of Versum’s senior management updated the Versum Board on the status of the integration planning meetings between the management teams of Versum and Entegris and the identification of potential additional synergies resulting from the Entegris Merger. Representatives of Citi presented to the Versum Board Citi’s preliminary financial analysis. Following discussion of the Initial Merck Proposal and the Entegris Merger with representatives of Versum’s senior management, Citi and Simpson Thacher, the Versum Board reaffirmed, after careful review and consideration, its previous determination that the Initial Merck Proposal was not a superior proposal for purposes of the Entegris Merger Agreement.

On March 8, 2019, Versum and Entegris issued a joint open letter to Versum stockholders and Entegris stockholders, reiterating the value-creation potential and strategic benefits of the Entegris Merger and announcing additional expected synergies resulting from the Entegris Merger. The text of the letter was as follows:

Versum Materials and Entegris Issue Open Letter to Shareholders of Both Companies

Reiterates Powerful Value-Creation Potential and Compelling Strategic Benefits of Merger of Equals

Announces Additional $50 million in Cost Synergies Expected for Total of More than $125 million and Significant Revenue Synergy Upside

Significant Balance Sheet Flexibility for Return of Capital

Committed to Maintaining a Significant Presence in Tempe, Arizona with Opportunities for the Combined Employee Base

TEMPE, Ariz. & BILLERICA, Mass.—(BUSINESS WIRE)—Mar. 8, 2019—Versum Materials, Inc. (NYSE:VSM), a leading specialty materials supplier to the semiconductor industry, and Entegris, Inc. (NASDAQ:ENTG), a leader in specialty chemicals and advanced materials solutions for the microelectronics industry, today issued the following letter to Versum and Entegris shareholders reiterating the powerful value-creation potential and compelling strategic benefits of the previously announced merger of equals:

March 8, 2019

Dear Versum and Entegris Shareholders:

We are writing to you on behalf of the Versum Materials and Entegris management teams and Boards of Directors regarding the merger of equals between our two companies we announced on January 28, 2019. We believe it is important to set the record straight about the compelling strategic benefits the combined company will have as a premier specialty materials company and reiterate our confidence in the significant shareholder value we will deliver as one company. Key points are as follows:

•

The Entegris-Versum transaction is a true, all-stock, remain-invested, merger of equals that has tremendous upside value-creation potential. In a combination with Entegris, Versum shareholders will achieve significant value creation from the strength of the combined company, outsized revenue growth and cash flow generation, and enhanced capital returns. Given the leadership position the combined company will hold in the semiconductor and specialty chemicals industry, the combined company will retain the ability to pursue a full range of additional value-creating strategic options going forward.

•

There is significant cost, revenue and tax synergy potential within the proposed combination of Entegris and Versum. The integration teams of both companies have worked closely over the past month, and as a result of those detailed efforts, the combined company now expects to achieve more than $125 million in cost synergies from SG&A, such as facilities optimization, administrative functions and rationalization of public company costs, as well as efficiencies in commercial operations, manufacturing, logistics and procurement. Given the strength of the two companies, the enhanced offerings and the positive receptivity from customers, over the next three years we also expect revenue synergies to contribute at least $50 million of additional EBITDA annually. Revenue synergies will result initially from cross-selling across major customers and geographies and eventually through the opportunity to develop co-optimized products and solutions. In addition, the combination is expected to generate tax synergies reflecting the combined company’s ability to benefit from Entegris’ more efficient tax structure.

•

The combined company will have a strong balance sheet and will generate significant excess free cash flow that will provide the flexibility necessary to allow for significant return of capital to shareholders, among other initiatives. We expect the combined company to have significant debt capacity with gross leverage at closing of only approximately 1.7x.

•

Importantly, both companies have experienced management teams with strong track records of successfully integrating mergers, achieving synergies and creating shareholder value. At Entegris, Bertrand Loy has led the successful integration of multiple acquisitions, including Mykrolis, POCO Graphite, and ATMI. Seifi Ghasemi has a proven track record of delivering shareholder value at multiple companies, including Rockwood Holdings and Air Products. We are confident the combined company will meet or exceed the newly stated cost synergy goals as well as realize the other benefits of this merger.

•

The combined company will deliver unique opportunity for all stakeholders. Together Entegris and Versum will be able to provide an end-to-end portfolio of solutions for the entire semiconductor process and as such, customers will benefit from enhanced product breadth and depth, unwavering commitment to R&D, improved technical expertise as well as a much broader global scale. With the most talented team in the industry we will be able to achieve faster time to solutions and better meet the needs of our customers. With a truly equal combination of the Board of Directors and management team of both Entegris and Versum, the combined company will be the ideal home for Versum’s employees. In fact, the combined company has already committed to creating opportunities for employees of the combined company and will maintain a strong operational presence in Tempe, Arizona – reinforcing that this transaction is a true merger of equals.

We remain committed to our strategic merger. As we have outlined above, we are confident that it is a highly complementary and strategically compelling transaction that will offer substantial value to shareholders of both companies through the attractive growth profile, potential for capital deployment, a diversified portfolio and enhanced scale.

Sincerely,

/s/ Seifi Ghasemi	/s/ Bertrand Loy
Seifi Ghasemi	Bertrand Loy
Chairman of the Versum Board of Directors	President and CEO, Entegris

Also on March 8, 2019, the Versum Board issued a statement reiterating its determination that the Initial Merck Proposal was not a superior proposal for purposes of the Entegris Merger Agreement, and reaffirming its commitment to completing the Entegris Merger. The text of the statement was as follows:

Versum Materials Board Comments on Merck KGaA Letter

TEMPE, Ariz.—(BUSINESS WIRE)—Mar. 8, 2019—The Board of Directors of Versum Materials, Inc. (NYSE: VSM), a leading specialty materials supplier to the semiconductor industry, today issued the following statement reiterating its decision to reject Merck KGaA’s (“Merck”) unsolicited and non-binding $48 per share proposal, and reaffirming its commitment to completing the proposed merger of equals transaction with Entegris, Inc. (NASDAQ: ENTG).

“The Versum Board of Directors stands by its analysis that Merck’s unsolicited proposal for Versum is not a Superior Proposal. We believe Merck’s commentary regarding its proposal is misleading, mischaracterizes our independent financial analysis, and confuses an all-stock merger of equals with a change in control transaction,” said Seifi Ghasemi, Chairman of the Versum Board of Directors. “The appropriate comparison is not between Merck’s proposal and the standalone value of Versum, but rather between selling now to Merck based upon their proposal and remaining invested in the combined Entegris-Versum, with participation in the significant expected value creation of the Versum-Entegris merger of equals and the potential for additional value-creating strategic options. We believe Versum’s carefully studied merger with Entegris is the superior strategic and financial combination. Our prior conclusion is further solidified by a number of key value drivers jointly announced by the two companies today including: additional cost synergies, significant revenue synergy upside, savings from tax optimization, and significant additional shareholder value creation potential through utilization of our strong balance sheet at closing.”

Versum-Entegris Transaction Summary

Under the terms of the merger agreement, Versum Materials stockholders will receive 1.120 shares of Entegris for each existing Versum Materials share. Upon completion of the merger, Entegris stockholders will own approximately 52.5 percent and Versum Materials stockholders will own approximately 47.5 percent of the combined company. The transaction remains on track to close in the second half of 2019, subject to the satisfaction of customary closing conditions, including receipt of U.S. and international regulatory approvals, and approval by the stockholders of each company. As previously announced, the combined company will retain the Entegris name and will be headquartered in Billerica, Massachusetts, and will maintain a strong operational presence in Tempe, Arizona.

On March 11, 2019, Entegris and Versum announced the expiration of the waiting period under the HSR Act, in connection with the Entegris Merger, which occurred at 11:59 p.m. EST on March 8, 2019 and satisfied one of the conditions to closing of the Entegris Merger.

On March 12, 2019, Merck filed a preliminary proxy statement with the SEC with respect to the solicitation of proxies by Merck in opposition to the Entegris Merger.

On March 14, 2019, Versum announced that it had entered into the Rights Agreement Amendment to remove references to the defined concept of “Acting in Concert” from the Rights Agreement.

On March 19, 2019, the Entegris Board determined that the consummation of the Entegris Merger would be treated as a “change in control” for purposes of Entegris equity awards granted prior to January 27, 2019 and any severance agreement that provides for enhanced severance in connection with a change in control, and approved double trigger “good reason” protection in connection with the Entegris Merger for all such Entegris equity awards granted prior to January 27, 2019.

On March 20, 2019, Versum filed the definitive Joint Proxy Statement/Prospectus on Schedule 14A with the SEC.

On March 21, 2019, Versum issued a press release announcing the commencement of mailing on or about March 22, 2019 of the definitive Joint Proxy Statement/Prospectus to Versum stockholders.

On March 22, 2019, a meeting of the Versum Board, at which representatives of Versum’s senior management, Lazard, Citi, Simpson Thacher and Innisfree were present, was held in New York, New York. Mr. Loy was also present for a portion of the meeting. At this meeting, Mr. Loy discussed with members of the Versum Board and Versum’s senior management his perspective concerning the value maximizing opportunity for the stockholders of Versum and Entegris in pursuing the Entegris Merger. After Mr. Loy departed, representatives of Lazard reviewed with the Versum Board Lazard’s financial analysis of the Entegris Merger and the Initial Merck Proposal, representatives of Citi reviewed with the Versum Board Citi’s financial analysis of the Entegris Merger and the Initial Merck Proposal, representatives of Simpson Thacher reviewed with the members of the Versum Board their fiduciary duties under applicable law and representatives of Innisfree discussed with the Versum Board Innisfree’s analysis of the upcoming vote of Versum stockholders at the Versum Special Meeting. The Versum Board discussed next steps with management and Versum’s financial and legal advisors.

Also on March 22, 2019, Merck filed a definitive proxy statement with the SEC with respect to the solicitation of proxies by Merck in opposition to the Entegris Merger.

On March 26, 2019, Merck filed with the SEC a Schedule TO and issued a press release announcing that it had commenced the Offer.

Later on March 26, 2019, Versum issued a press release noting that the Versum Board would review the Offer and intended to advise Versum stockholders of its formal position regarding the Offer within 10 business days by making available to stockholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9, and advised its stockholders to take no action at the time in response to the Offer.

In response to Merck’s publicly stated position that Merck would prefer to engage directly with the Versum Board rather than commence an unsolicited tender offer, on March 27, 2019, Versum and Entegris entered into a waiver letter that permits Versum to engage in discussions with, but not disclose non-public information to, Merck for a 10-day period from the date of such waiver letter. A copy of the waiver letter is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

On March 27, 2019, Mr. Ghasemi contacted Dr. Oschmann of Merck to schedule a meeting to discuss the Initial Merck Proposal and the Offer.

On March 28, 2019, Messrs. Ghasemi and Oschmann met to discuss the terms of the Initial Merck Proposal and the Offer, and Mr. Oschmann conveyed the possibility that Merck would improve the terms of the Offer upon review by Merck of certain information required for Merck to complete its due diligence.

On March 28, 2019, the Versum Board held a telephonic meeting with members of Versum management and representatives of Lazard, Citi and Simpson Thacher in attendance. Representatives of Lazard and Citi confirmed with the Versum Board that their respective financial analyses of the Initial Merck Proposal applied equally to the Offer Price. Representatives of Simpson Thacher reviewed with the members of the Versum Board their fiduciary duties under applicable law. The Versum Board discussed and considered the terms of the Offer with management and Versum’s financial and legal advisors. Thereafter, the Versum Board unanimously determined that the Offer does not constitute a superior proposal under the terms of the Entegris Merger Agreement and is not in the best interests of Versum and its stockholders, recommended that Versum stockholders reject the Offer and not tender their shares of Versum common stock into the Offer, and reaffirmed the Versum Board’s recommendation in favor of the Entegris Merger and the transactions contemplated by the Entegris Merger Agreement. Upon consideration of the March 28, 2019 meeting between Messrs. Ghasemi and Oschmann, the Versum Board also unanimously determined, after consultation with its financial and legal advisors, that the Initial Merck Proposal and the Offer could reasonably be expected to result in a superior proposal for purposes of the Entegris Merger Agreement, and authorized Versum’s management and its advisors to engage in further discussions with, and provide non-public information to, Merck.

On March 29, 2019, Versum issued a press release announcing that the Versum Board had unanimously determined to reject the Offer, unanimously determined that Merck’s proposal could reasonably be expected to result in a superior proposal for purposes of the Entegris Merger Agreement, and authorized Versum’s management and its advisors to engage in further discussions with, and provide non-public information to, Merck. A copy of the press release is filed as Exhibit (a)(2) to this Statement and incorporated herein by reference.

The considerations taken into account by the Versum Board are discussed in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

As of the date of the filing of this Statement, Versum has agreed to provide Merck with access to certain due diligence materials and may commence discussions regarding the terms and conditions of the Offer between Versum and its advisors, on the one hand, and Merck and its advisors, on the other hand. There is no assurance that these discussions will continue or will result in revised terms and/or conditions of the Offer that would cause the Versum Board to change its recommendation regarding the Offer.

Notwithstanding the foregoing, the Versum Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 4 might jeopardize continuation of any such negotiations. Accordingly, the Versum Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Reasons for the Recommendation

The Versum Board unanimously recommends that Versum stockholders reject the Offer and not tender their Shares into the Offer.

In reaching its decision to make the recommendation described above, the Versum Board consulted with Versum’s senior management and its financial and legal advisors at Lazard, Citi and Simpson Thacher, and considered a number of factors, including its knowledge of the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of each of Versum and Entegris, as well as the risks in achieving those prospects, and the anticipated effects of the transaction contemplated by the Entegris Merger Agreement, on the one hand, and the transaction contemplated by the Offer, on the other hand. In recommending that Versum stockholders reject the Offer and not tender their Shares into the Offer, the various factors that the Versum Board considered included, among others and not necessarily in order of relative importance, those described below.

The Offer does not constitute a superior proposal under the terms of the Entegris Merger Agreement.

The Versum Board determined that the Offer does not constitute a superior proposal as defined in the Entegris Merger Agreement. In reaching this determination, the Versum Board concluded that the Offer would not permit Versum stockholders the opportunity to share in the benefits expected from being stockholders of the combined company following the Entegris Merger. The Versum Board believes that the Entegris Merger will result in Versum stockholders having the ability to realize greater long-term value than in an all-cash acquisition of Versum by Merck.

The opportunity presented by the Entegris Merger includes the long-term benefits of enhanced scale and scope; diversified product and technology portfolio and an increased number of growth platforms within high-growth end-markets; the potential to compete more effectively; expected generation of cost synergies, including synergies related to selling, general and administrative expenses and supply chain synergies; expected realization of revenue growth synergies from cross-selling and product co-optimization, with further potential synergies relating to capital expenditures; expected treatment of the Entegris Merger as a tax-free reorganization for U.S. federal income tax purposes; ability to expand in key geographies; the expectation to enhance the resilience of the combined company’s business model, improve predictability of earnings and mitigating potential downside risks; the ability of the combined company to consider other value creating strategic opportunities at the right time; and the flexibility to invest, make acquisitions, and return capital to stockholders, while enjoying greater earnings stability and margin growth potential – all of which the Versum Board believes are unique to the planned merger of equals with Entegris. In this regard, the Versum Board noted that the Offer does not afford Versum stockholders any of these benefits and may have significant tax consequences for certain stockholders.

The Versum Board believes that the Offer Price is below the price that prospective acquirors would be willing to pay in a potential acquisition of Versum.

The Versum Board has not made a decision to sell Versum. However, the Versum Board believes, based on the financial analyses of Versum’s financial advisors and the premiums and financial multiples paid in relevant precedent transactions, that the Offer Price is substantially below the price that prospective acquirors would be willing to pay if the Versum Board were to decide to sell Versum, whether now or in the future.

The Offer significantly undervalues Versum’s long-term prospects, in particular in light of the Entegris Merger.

The consideration in the Entegris Merger will consist wholly of shares of the combined company, received in a transaction expected to be treated as a tax-free reorganization for U.S. federal income tax purposes. Therefore, the Entegris Merger offers Versum stockholders the opportunity to participate in the long-term appreciation in the value of the combined company, while no similar opportunity is afforded by the Offer. The Versum Board determined that the Offer significantly undervalues Versum’s long-term prospects, in particular in light of the opportunity to share in the benefits expected from being stockholders of the Combined Company following the Entegris Merger, including the following:

•	significant value creation from the strength of the combined company, outsized revenue growth and cash flow generation and enhanced capital returns;

•	substantial cost, revenue and tax synergy potential, as supported by detailed analyses from integration planning by Versum and Entegris alongside leading management consulting firms;

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strong balance sheet, substantial debt capacity and stronger, more stable excess free cash flow generation, providing flexibility for significant return of capital to stockholders of the combined company, including via dividend increases and share repurchases;

•	expected pro forma future stock price for Versum stockholders meaningfully in excess of the Offer Price, as determined on the basis of historical trading multiples;

•	strong financial track record of Versum and Entegris;

•	potential for significant multiple expansion as a result of the Entegris Merger;

•	proven management team with a track-record of M&A integration and synergy achievement;

•	retention of the ability to pursue all available strategic alternatives in the future, including a potential sale of the Combined Company; and

•	Versum stockholders are expected to own 47.5% of the Combined Company.

The Offer is highly conditional and places Versum and its stockholders at substantial risk that it will never be consummated.

The Offer is highly conditional and Merck has reserved the ability to change the conditions of the Offer. All of the conditions to the Offer are for the sole benefit of Merck and its affiliates and may be asserted by Merck in its sole discretion regardless of the circumstances (including any action or omission by Merck) giving rise to any such conditions, or may be waived by Merck in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. In other words, Merck claims that Merck may assert that a condition has not been satisfied, even if the failure of such condition to be satisfied was caused by Merck’s own action or inaction, and such determination will not be subject to challenge.

Moreover, Merck expressly reserves the right to make any change in the terms of, or conditions to, the Offer. Merck’s ability to change the conditions to the Offer at any time means that the Offer could become subject not only to modified conditions, but also to additional unknown conditions.

As described in “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” above and in Annex A attached hereto, the Offer is subject to numerous conditions, including, among others, the following conditions:

•	the Minimum Tender Condition;

•	the Termination Condition;

•	the Vote Condition;

•	the HSR Condition;

•	all other required foreign antitrust or competition clearance having been obtained;

•	CFIUS Clearance having been received;

•	there not having occurred any change, event, circumstance or development that, in the reasonable judgment of Merck has had, or would reasonably be likely to have, a Versum Material Adverse Effect;

•	the No Impairment Condition;

•	the Rights Condition; and

•	the Section 203 Condition.

In addition to the foregoing, Merck also does not need to consummate the Offer if any of the following conditions, among others, exists (even if subsequently cured, and regardless of whether Merck or Offeror causes or contributes to such conditions):

•	any threatened or pending litigation or any law or regulation that, in Merck’s reasonable judgment, has or may have material adverse significance with respect to the value of Versum;

•	any threatened or pending litigation or any law or regulation that may delay, enjoin or seek to award material damages in connection with the Offer;

•	any change in Versum’s business since September 30, 2018 that, in Merck’s reasonable judgment, has had, or would reasonably be likely to have, a Versum Material Adverse Effect;

•	Merck becoming aware that any material contractual rights of Versum or any of its subsidiaries has been or will be adversely affected in connection with the Offer;

•	Merck becoming aware of any material contractual right or obligation of Versum that, in Merck’s reasonable judgment, has or may have material adverse significance with respect to the value of Versum;

•	any changes in market conditions that, in Merck’s reasonable judgment, could have a material adverse effect on Versum;

•	any acts of war, armed hostilities or terrorist events involving the United States or Europe (whether or not material or significant);

•	any event that, in Merck’s reasonable judgment, may adversely affect the extension of credit by banks or other financial institutions (whether or not material or significant);

•

the announcement of any competing bid or acquisition by any person of more than 5% of Versum’s capital stock, or any increase in ownership by 1% or more by an existing Versum stockholder with beneficial ownership of 5% or more of Versum’s capital stock;

•	the filing by any other person of an application under the HSR Act reflecting an intent to acquire Versum or its assets or securities;

•	the failure of any required government approvals to be obtained on terms satisfactory to Merck; and

•	the total amount of cash required to acquire all shares of Versum’s capital stock exceeding $5,331,000,000.00.

The Versum Board believes that these conditions to Merck’s obligation to consummate the Offer, many of which vest a great deal of discretion in Merck, create significant risks as to whether the Offer can be completed and as to the timing for completion. More specifically, many of the conditions to the Offer are broad and are subject to Merck’s sole discretion, and some conditions are not qualified by any materiality standard, making it easy for Merck to claim that a condition is not satisfied, regardless of its significance to the overall condition to the Offer, and thereby decline to close the Offer.

The effect of the foregoing is that Versum stockholders cannot be assured that Merck will consummate the Offer. Uncertainty as to the likelihood of consummation of the Offer is of particular concern because if the Entegris Merger Agreement was terminated and the Offer was not consummated, it is possible that neither Entegris nor any other third party would be interested in combining with Versum (in which case the trading prices of the Versum common stock on the NYSE could return to levels before the announcement of the Entegris transaction or lower) or, if interested, would be willing to pay consideration that is equivalent to or greater than the consideration Versum stockholders would receive in the Entegris Merger.

Merck has discretion to extend the Offer indefinitely.

Merck has stated that it may, in Merck’s sole discretion, extend the Offer from time to time for any reason. Versum stockholders have no assurance that they will ever receive payment for Shares tendered in a timely fashion. Merck has thus given itself broad discretion to disrupt Versum’s business indefinitely without any assurance as to when it may provide value to Versum stockholders.

Neither the HSR Condition, CFIUS Clearance nor the condition that all other required foreign antitrust or competition clearances have been obtained is satisfied as of the date of this Statement, and it is uncertain if and when these conditions will be satisfied. In particular, the CFIUS Clearance and the required foreign antitrust and competition clearances are unlikely to be obtained prior to the initial expiration date of the Offer.

Certain conditions to the Offer may not be capable of being, or are unlikely to be, satisfied.

The No Impairment Condition is drafted in extremely broad and general terms and, according to the terms of the Offer, Merck may decide in its reasonable judgment whether this condition has been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, this condition creates uncertainty regarding whether Merck would consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Merck to impair Merck’s ability to acquire the shares of Versum common stock or to otherwise diminish the expected value to Merck of the acquisition of Versum, and thereby cause this condition not to be satisfied.

Merck has not made any commitment to extend the Offer long enough to permit the regulatory approval conditions to be satisfied.

Once the Offer expires on June 7, 2019, and if any condition to the Offer has not been satisfied, Merck is free to terminate the Offer and walk away from the Offer without purchasing any shares of Versum common stock. Even though Merck is likely aware that it will take several months for the required antitrust or competition clearances and CFIUS Clearance to be obtained, there is no commitment by Merck to extend and keep open the Offer until such conditions have been satisfied. Even if Merck continuously extends the Offer until the CFIUS Clearance and the required regulatory clearances have been obtained, Merck may adversely modify the terms of its Offer, including the price, in connection with any of these extensions of the Offer.

Entegris is bound by the Entegris Merger Agreement and cannot terminate the Entegris Merger Agreement and walk away from the Entegris Merger except under narrowly specified circumstances negotiated with Versum as set forth in the Entegris Merger Agreement. Merck, on the other hand, may elect to walk away from the Offer after any scheduled expiration date for the Offer and has not made any commitment to the contrary.

Other factors.

In addition to the factors set forth above, in reaching its determinations to recommend that Versum stockholders reject the Offer, the Versum Board considered various factors that weighed positively in favor of the Entegris Merger Agreement and the transactions contemplated by the Entegris Merger Agreement, including, among others:

•

the belief of the Versum Board that the Entegris Merger has a greater certainty of consummation, based on a variety of factors, including the highly conditional nature of the Offer and the probability that the conditions to completion of the Entegris Merger would be satisfied prior to the end date specified in the Entegris Merger Agreement;

•

the fact that the financial and other terms and conditions of the Entegris Merger Agreement (including the commitments to obtain antitrust clearance provided by Versum and Entegris) were the product of arm’s-length negotiations between the parties and provide reasonable assurances that the Entegris Merger would ultimately be consummated on a timely basis;

•	the historical trading prices of Versum common stock and Entegris common stock;

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the absence of any limitation in the Entegris Merger Agreement on the right of Versum to obtain an order of specific performance to force Entegris to comply with its obligation to consummate the Entegris Merger once the closing conditions are satisfied;

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the fact that the terms of the Entegris Merger Agreement would not preclude or otherwise limit any third party with financial capability and strategic interest, including Merck, from pursuing a potential superior proposal with Versum; and

•	the fact that, in the event of a change in the Versum Board’s recommendation for the Entegris Merger, Entegris would be entitled to terminate the Entegris Merger Agreement.

The Versum Board also considered a number of potentially countervailing factors and risks, including, without limitation:

•	the possibility that the Offer, if consummated, may provide greater consideration to Versum stockholders than the Entegris Merger;

•	the fact that the Offer, if consummated, would provide Versum stockholders with certainty of value and liquidity;

•	the fact that the Offer is being made to any and all holders of shares of Versum common stock so that all Versum stockholders, in their capacity as such, have the opportunity to accept the Offer;

•	the fact that the consummation of the Offer is not conditioned on Merck obtaining financing;

•

the possibility that, despite the efforts of Versum and Entegris, and even if the Entegris Merger is approved by Versum stockholders and Entegris stockholders, the Entegris Merger may not be completed or may be delayed;

•

the risk that, if Versum stockholders do not adopt the Entegris Merger Agreement at the Versum Special Meeting, Versum will have to reimburse Entegris for its out-of-pocket expenses not to exceed $35 million;

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the fact that some of Versum’s directors and executive officers have other interests in the Entegris Merger that are in addition to their interests as Versum stockholders, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above, “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below and in the section entitled “Interests of Versum’s Directors and Executive Officers in the Merger” of the Joint Proxy Statement/Prospectus; and

•

various other risks associated with the Entegris Merger and the business of Versum, Entegris and the Combined Company described in the section entitled “Risk Factors” of the Joint Proxy Statement/Prospectus.

The Versum Board determined that overall these potential countervailing factors and risks associated with the Offer were outweighed by the other factors and risks considered by the Versum Board that weighed negatively against the Offer as described above, as well as by the benefits that the Versum Board expects Versum stockholders to realize as a result of the Entegris Merger. The Versum Board acknowledged that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing description is forward-looking in nature and should be read in light of the factors discussed in the section entitled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” of this Statement.

ACCORDINGLY, BASED ON THE FOREGOING REASONS, THE VERSUM BOARD RECOMMENDS THAT HOLDERS OF SHARES OF VERSUM COMMON STOCK REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Versum Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Versum Board in reaching its conclusions and recommendations. The members of the Versum Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of Versum and Entegris and considered the advice of the Versum Board’s financial and legal advisors. In light of the number, complexity and variety of factors that the Versum Board considered, the members of the Versum Board did not find it practicable to assign relative weights to the foregoing factors. The recommendation of the Versum Board was made after considering the totality of the information and factors involved. Individual members of the Versum Board may have given different weight to different factors.

In light of the factors described above, the Versum Board has determined that the Offer is not in the best interests of Versum stockholders. Therefore, the Versum Board recommends that Versum stockholders reject the Offer and not tender any of their shares of Versum common stock to Merck pursuant to the Offer.

Intent to Tender

To the knowledge of Versum after making reasonable inquiry, none of Versum’s directors or executive officers or any affiliate or subsidiary of Versum currently intends to tender any Shares in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Versum has retained Lazard and Citi to act as financial advisors to Versum in connection with the Entegris Merger and related matters.

In connection with Lazard’s services as financial advisor, Versum agreed to pay Lazard an aggregate fee for such services of $20 million, $2 million of which was paid upon the rendering of Lazard’s opinion, and the remainder of which is contingent upon the consummation of the Entegris Merger. In the event that Versum or its affiliates is paid the termination fee payable by Entegris pursuant to the Entegris Merger Agreement or any other break-up, termination, topping or similar fee in connection with a potential transaction, Versum has agreed to pay

Lazard a fee equal to 20% of such amount net of Versum’s fees and expenses in connection with such potential transaction, provided that the amount payable shall (1) not exceed $15 million and (2) be credited (without duplication) against any amount that may be subsequently paid pursuant to the immediately preceding sentence. Versum also agreed to reimburse Lazard for certain reasonable expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

In connection with Citi’s services as financial advisor, Versum agreed to pay Citi an aggregate fee for such services of $10 million, $2 million of which would be payable upon the rendering of an opinion by Citi as to the fairness, from a financial point of view, of the consideration to be received in the Entegris Merger or other business combination transaction, and the remainder of which is contingent upon the consummation of a business combination transaction. In the event that Versum receives at any time a break-up, termination, topping or similar fee in connection with such a potential transaction (other than pursuant to the Entegris Merger Agreement), Versum has agreed to pay Citi a fee equal to 20% of such amount, net of Versum’s expenses in connection with such potential transaction, provided that the amount payable shall (1) not exceed $7.5 million and (2) be credited against any amount that may be subsequently paid pursuant to the immediately preceding sentence. Versum also agreed to reimburse Citi for certain reasonable expenses incurred in connection with Citi’s engagement and to indemnify Citi and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Citi’s engagement.

Versum has engaged Innisfree to provide consulting, analytic, information agent and proxy solicitor services in connection with the Offer and the Versum Special Meeting. Versum has agreed to pay customary compensation for such services. In addition, Versum has agreed to reimburse Innisfree for certain out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Versum has retained Sard Verbinnen & Co (“SVC”) as its communications consultant in connection with the Offer and the Entegris Merger. Versum has agreed to pay customary compensation for such services. In addition, Versum has agreed to reimburse SVC for certain out-of-pocket expenses and to compensate SVC for its expenses responding to any litigation in connection with its work for Versum.

Except as described above, neither Versum nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Entegris Merger or the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Versum’s benefit plans, no transactions with respect to the Shares have been effected during the 60 days prior to the date of this Statement by Versum or, to Versum’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction, Plans or Proposals.

A description of the Entegris Merger Agreement is set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Entegris Merger” above.

For the reasons discussed in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” above, the Versum Board unanimously concluded that the Offer pursuant to the terms and subject to the conditions described in the Schedule TO does not contitute a “Superior Proposal” for purposes of the Entegris Merger Agreement and is not in the best interests of Versum and its stockholders, and recommended that Versum stockholders reject the Offer and not tender their Shares pursuant to the Offer.

As described in “Item 4. The Solicitation or Recommendation—Background of the Offer,” as of the date of the filing of this Statement, Versum has agreed to provide Merck with access to certain due diligence materials and may commence discussions regarding the terms and conditions of the Offer between Versum and Versum’s advisors, on the one hand, and Merck and Merck’s advisors, on the other hand. There is no assurance that these discussions will continue or will result in revised terms and/or conditions of the Offer that would cause the Versum Board to change its recommendation regarding the Offer. The Versum Board currently does not plan to disclose the results of these discussions unless and until required under applicable law.

Except as set forth in this Statement or incorporated by reference, Versum does not have any knowledge of any negotiations being undertaken or engaged in by Versum in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Shares by Versum, any subsidiary of Versum, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Versum or any subsidiary of Versum; (c) any purchase, sale, or transfer of a material amount of assets of Versum or any subsidiary of Versum; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of Versum. Except as otherwise set forth in this Statement or incorporated by reference, to the knowledge of Versum, there are no transactions, resolutions of the Versum Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Notwithstanding the foregoing, the Versum Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Versum Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8.	Additional Information.

Regulatory Approvals in Connection with the Offer

United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is subject to such requirement.

According to the Offer, pursuant to the requirements of the HSR Act, Merck may not consummate the Offer until it has filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC and the applicable waiting period has expired. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. According to a letter from the FTC to Versum, Merck filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on March 26, 2019. The waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on April 10, 2019, unless earlier terminated by the FTC’s Premerger Notification Office. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Merck. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Merck’s substantial compliance with such request. Thereafter, such waiting period can be extended or the Offer enjoined only by court order.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Merck’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or completion of the Potential Merck Merger or seeking divestiture of the Shares acquired in connection with the Offer or divestiture of assets owned by Merck or Versum. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. According to the Offer, Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or the Potential Merck Merger as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto would not be satisfied.

European Union (the “EU”). Under Article 7(1) of Council Regulation (EC) No. 139/2004 (the “EU Merger Regulation”), a transaction that is deemed to have a Community dimension, or which is to be examined by the European Commission pursuant to Article 4(5) of the EU Merger Regulation, may not be completed before its notification or until it has been declared compatible with the common market pursuant to a decision under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2), or on the basis of a presumption according to Article 10(6) of the EU Merger Regulation. Alternatively, the European Commission may refer a notified transaction to one or more competent authorities of a member state of the EU or the European Economic Area pursuant to Article 9 of the EU Merger Regulation, in which case each such competent authority must approve or confirm that the transaction may proceed. Under Article 7(2) of the EU Merger Regulation, a public bid may be implemented prior to satisfying the above conditions provided that (i) the transaction has already been notified to the European Commission pursuant to Article 4 of the EU Merger Regulation or is notified without delay and (ii) the acquirer does not exercise the voting rights attaching to the securities acquired under the public bid or does so only to maintain the full value of its investments based on a derogation granted by the European Commission under Article 7(3) of the EU Merger Regulation until the above conditions are satisfied. According to the Offer to Purchase, the transactions contemplated by the Offer to Purchase may possibly fall under the definition of a notifiable concentration pursuant to the EU Merger Regulation. According to the Offer, based upon Merck’s review of publicly available information concerning Versum, it is possible that the thresholds for merger notification pursuant to Article 1 and Article 3 of the EU Merger Regulation are met. Merck’s unrestricted exercise of the voting rights conferred by the Shares would require prior approval of the European Commission pursuant to Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the EU Merger Regulation or such approval to be deemed to have been obtained pursuant to Article 10(6) of the EU Merger Regulation due to the expiry of the applicable review periods. The Phase I review period expires after a maximum of 35 working days following the submission to the European Commission of a complete merger control notification, pursuant to a pre-notification period for which there is no statutory timetable. According to the Offer, completion of the notification may require confidential information from Versum, and completion could be delayed if Versum withholds this information, which would also delay triggering of the Phase I review period. If the European Commission has serious doubts about the compatibility of the transactions contemplated by the Offer to Purchase with the internal market after the Phase I review, it will initiate a Phase II review, which would expire in up to an additional 125 working days. The European Commission can issue requests for information and suspend the review periods at any time if it determines that the parties have not responded to a request for information in reasonable time. If the transactions contemplated by the Offer to Purchase are capable of being reviewed under the national competition laws of at least three EU member states, Merck could make a referral request pursuant to Article 4(5) of the EU Merger Regulation for the European Commission to review the transactions contemplated by the Offer to Purchase. This would add at least another 15 working days to the overall review period. Alternatively, Merck would have to, as required, submit merger control notifications to the national competition authorities of the relevant EU member states and obtain their approval of the transactions contemplated by the Offer to Purchase or await the expiry of the applicable review periods before being able to complete these transactions. After commencement of the Offer, Merck will have to seek further information from the European Commission regarding the applicability of the EU Merger Regulation and the applicability of the national competition laws of the EU member states and currently intends to take such action as these may require, but no assurance can be given that approval by the European Commission or by the national competition authorities of the relevant EU member states of the transactions contemplated by this Offer to Purchase will be obtained. According to the Offer to Purchase, if the transactions contemplated by the Offer to Purchase are capable of being reviewed under the national competition laws of two or fewer EU member states, Merck currently intends to take such action as these laws may require, but no assurance can be given that approval by the relevant national competition authorities of the transactions will be obtained. One or more EU member states may request the European Competition to review the transactions contemplated by the Offer to Purchase pursuant to Article 22 of the EU Merger Regulation, if the transactions affect trade between EU member states and threaten to significantly affect competition within the territory of the EU member states or states making the request. Such a request would suspend the review periods under the relevant national competition laws, and could cause the European Commission to review the transactions contemplated by the Offer to Purchase instead of the referring member states or state.

China. According to the Offer, based upon Merck’s review of publicly available information concerning Versum, a merger control notification is likely to be required by the State Administration for Market Regulation in China (“SAMR”). Under China’s Anti-Monopoly Law, the transactions contemplated by the Offer to Purchase may not be completed until SAMR has granted its approval or the expiration of a 30-calendar day review period (Phase I) following the submission to SAMR of a merger control notification concerning these transactions and confirmation by SAMR that the notification is complete. There is no statutory timetable for SAMR’s decision to confirm that the notification is complete. According to the Offer, completion of the notification may require confidential information from Versum, and completion could be delayed if Versum withholds this information. The Phase I review period may be extended for an additional 90 calendar days (Phase II) and, with the consent of the notifying parties, further for an additional 60 calendar days in the event of an in-depth investigation (extended Phase II). SAMR may ask the notifying parties to withdraw and resubmit the merger control notification if it deems the statutory review period to be insufficient to complete its review. After commencement of the Offer, Merck will seek further information regarding the applicability of China’s Anti-Monopoly Law and currently intend to take such action as it may require, but no assurance can be given that approval by SAMR of the transactions contemplated by the Offer to Purchase will be obtained.

Japan. According to the Offer, based upon Merck’s review of publicly available information concerning Versum, a merger control notification is likely to be required to the Japan Fair Trade Commission (“JFTC”). Under Japans Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (the “Antimonopoly Act”), the transactions contemplated by the Offer to Purchase may not be completed until the JFTC has granted its approval or the expiration of a 30-calendar day review period (Phase I) following the submission to the JFTC of a merger control notification concerning these transactions and formal acceptance of the notification as complete by the JFTC. According to the Offer, completion of the notification may require confidential information from Versum, and completion could be delayed if Versum withholds this information, which would also delay triggering of the review period. The JFTC may request Merck to withdraw and resubmit the notification, which would trigger a new Phase I review period. The Phase I review period may be extended by a period of 120 calendar days from acceptance of the notification as complete or 90 calendar days from completing the response to a report request from the JFTC (Phase II), if the JFTC finds this necessary to complete its review. After commencement of the Offer, Merck will seek further information regarding the applicability of the Antimonopoly Act and currently intends to take such action as it may require, but no assurance can be given that approval by the JFTC of the transactions contemplated by the Offer to Purchase will be obtained.

Taiwan. According to the Offer, based upon Merck’s review of publicly available information concerning Versum, a merger control notification is likely to be required to the Taiwan Fair Trade Commission (“TFTC”). Under the Taiwan Fair Trade Act, the transactions contemplated by the Offer to Purchase may not be completed until the TFTC has granted its approval or the expiration of a 30-working day review period following the submission to the TFTC of a complete merger control notification concerning these transactions. According to the Offer, completion of the notification may require confidential information from Versum, and completion could be delayed if Versum withholds this information, which would also delay triggering of the review period. The review period may be extended by up to an additional 60 working days if the TFTC finds this necessary to complete its review. The TFTC can issue requests for information at any point during its review and the time taken to respond to such requests would suspend the expiry of the review period. After commencement of the Offer, Merck will seek further information regarding the applicability of the Taiwan Fair Trade Act and currently intend to take such action as it may require, but no assurance can be given that approval by the TFTC of the transactions contemplated by the Offer to Purchase will be obtained.

Competition Laws of Other Jurisdictions. According to the Offer, based upon Merck’s review of publicly available information concerning Versum, there are other jurisdictions in which Versum and Merck, and their respective subsidiaries conduct business. The antitrust, competition or merger control laws of certain of these jurisdictions may require the submission of a merger control notification with, and the obtaining of the pre-merger approval of, antitrust or competition authorities therein, or the submission of a merger control notification may be advisable in certain of these jurisdictions. For the EU member states, please see the above disclosure on the EU. According to the Offer, after commencement of the Offer, Merck will seek further information regarding the applicability of the antitrust, competition or merger control laws of any such jurisdictions and currently intend to take such action as they may require or as may be advisable, but no assurance can be given that such approvals will be obtained. Transactions such as Merck’s acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust and competition authorities. Therefore, there can be no assurance that a challenge to the Offer on foreign antitrust or competition grounds will not be made or, if such a challenge is made, what the result will be. See “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. According to the Offer, Shares will not be accepted for payment or paid for pursuant to the Offer if any foreign antitrust or competition authority has commenced or threatens to commence an action or proceeding against the Offer or the Potential Merck Merger as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto would not be satisfied.

CFIUS. Under Section 721, the President of the United States, acting on his own or through CFIUS, an inter-agency committee chaired by the Secretary of the Treasury and composed of officials from the Departments of Commerce, Defense, Energy, Homeland Security, Justice, State, Treasury and several other Executive Branch offices, is authorized to prohibit or suspend certain transactions involving foreign persons that could result in control of a U.S. business engaged in interstate commerce in the United States (or, for certain U.S. businesses, investments by foreign persons that do not result in control of the U.S. business) if the President determines that there is credible evidence that the transaction threatens to impair the national security of the United States, and if other provisions of existing law do not provide adequate and appropriate authority to protect national security.

Pursuant to Section 721, a party or parties to a proposed transaction may voluntarily submit a notification of such transaction to CFIUS. In certain cases, submission of a declaration to CFIUS is mandatory pursuant to the interim rule pertaining to a pilot program to review certain transactions involving foreign persons and certain U.S. businesses that produce, design, test, manufacture, fabricate, or develop one or more critical technologies adopted on November 10, 2018 by the U.S. Department of the Treasury that implements certain authorities granted by FIRRMA. The President or CFIUS may also initiate a review of a transaction on their own initiative, without any submission by the parties.

According to the Offer to Purchase, Merck intends to promptly file with CFIUS a notice of the Offer and the Potential Merck Merger in accordance with Section 721 and the CFIUS Regulations, and, consistent with the CFIUS Regulations, Merck will provide information required by the CFIUS notice to the extent known or reasonably available to Merck. CFIUS may obtain information from other parties, including Versum, through subpoena or otherwise, if CFIUS deems necessary. Once CFIUS has accepted Merck’s filing, CFIUS will undertake a 45-day review, commencing from the date that CFIUS first accepts the notice. At the end of the 45-day review period, CFIUS may inform the parties that it has concluded all action under Section 721, at which point the review process is complete. Alternatively, CFIUS may determine to undertake an investigation of the Offer and the Potential Merck Merger. An investigation must be completed within 45 calendar days of its initiation (in extraordinary circumstances, the CFIUS Staff Chairperson may extend the investigation for one 15-day period), and at the end of the investigation, CFIUS will either conclude action under Section 721, or may report the matter for decision to the President. Under Section 721, the President must announce a decision within 15 calendar days of the completion of CFIUS’ investigation. In certain cases, CFIUS may identify a national security concern to the parties during the review or investigation period, and if that concern cannot be resolved by a migration agreement or otherwise within the initial review and investigation periods, the parties may request permission to voluntarily withdraw and refile their notification in order to allow more time to address national security concerns, which may include the negotiation of a mitigation agreement or condition with respect to such transaction that will allow CFIUS to conclude action under Section 721. Under Section 721 and related regulations, the President and CFIUS have substantial discretion in conducting national security reviews and investigations.

CFIUS has authority to take action to protect national security, whether or not the parties have filed a declaration or notice of the transaction with CFIUS, including to suspend a proposed or pending transaction that may pose a risk to the national security of the United States for such time as the transaction is under review or investigation by CFIUS. In addition, where the transaction is consummated prior to the completion of action under Section 721, the President may order divestiture if the President determines that the transaction threatens to impair the national security of the United States.

According to the Offer, there can be no assurance that CFIUS will conclude that the Offer will not impair the national security of the United States. There can be no assurance regarding the ultimate outcome of CFIUS’s review or investigation of the Offer and the Potential Merck Merger. See “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for more information regarding condition to the Offer.

Other. Versum and its subsidiaries conduct business in a number of foreign countries. In addition to what is otherwise discussed in the Offer to Purchase, in connection with the acquisition of Shares pursuant to the Offer or the Potential Merck Merger, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. According to the Offer, after commencement of the Offer, Merck will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before consummation of the Offer by any such government or governmental authority, or if any required approvals, waivers or consents are not obtained, or obtained subject to condition, as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto would not be satisfied, Merck will not be obligated to accept for payment or pay for any tendered Shares pursuant to the Offer.

Regulatory Approvals in Connection with the Entegris Merger

For a description of regulatory clearances required for the Entegris Merger pursuant to the Entegris Merger Agreement, reference is made to Annex C hereto, which contains certain disclosure from the Joint Proxy Statement/Prospectus. Annex C is incorporated herein by reference and qualifies the foregoing in its entirety.

Appraisal Rights in Connection with the Offer

Stockholders do not have appraisal rights in connection with the Offer. However, if the Potential Merck Merger is completed, stockholders of Versum who do not tender their Shares in the Offer, continue to hold Shares at the time of completion of the Potential Merck Merger, neither vote in favor of the Potential Merck Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Versum stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Potential Merck Merger. Moreover, Merck may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Potential Merck Merger. A stockholder may withdraw a demand for appraisal by delivering to the surviving corporation in the Potential Merck Merger a written withdrawal of the demand for appraisal and acceptance of the Potential Merck Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in any proxy statement or information statement for the Potential Merck Merger (unless the Potential Merck Merger is effected as a second-step merger pursuant to Section 251(h) of the DGCL or a short-form merger pursuant to Section 253 of the DGCL, in which case they will be set forth in the notice of merger).

IF THE OFFER IS SUCCESSFUL AND THE POTENTIAL MERCK MERGER IS CONSUMMATED, VERSUM STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE POTENTIAL MERCK MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO, BUT RATHER, WILL RECEIVE THE OFFER PRICE.

Any Versum stockholder contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

Appraisal Rights in Connection with the Entegris Merger

Stockholders do not have appraisal rights in connection with the Entegris Merger.

Other Law Applicable to the Offer

General. According to the Offer to Purchase, based on Merck’s examination of publicly available information filed by Versum with the SEC and other publicly available information concerning Versum, Merck is not aware of any governmental license or regulatory permit that appears to be material to Versum’s business that might be adversely affected by Merck’s acquisition of Shares pursuant to the Offer or, except as set forth below or in the sections entitled “Item 8. Additional Information—Regulatory Approvals in Connection with the Offer” and “Item 8. Additional Information—Appraisal Rights in Connection with the Offer” above, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Merck’s acquisition or ownership of Shares pursuant to the Offer. According to the Offer, should any such approval or other action be required or desirable, Merck currently contemplates that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below or in the sections entitled “Item 8. Additional Information—Regulatory Approvals in Connection with the Offer” and “Item 8. Additional Information—Appraisal Rights in Connection with the Offer” above, according to the Offer, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, but Merck is unable to predict whether Merck will determine that Merck is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Versum’s business or certain parts of Versum’s business might not have to be disposed of, any one of which could cause Merck to elect to terminate the Offer without the purchase of Shares thereunder. Merck’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto.

Delaware Back-End Merger Statute. Section 251(h) of the DGCL (“Section 251(h)”) provides that, following the consummation of a tender offer, approval by the stockholders of a constituent corporation (the “target corporation”) will not be required to authorize the subsequent merger if certain requirements are met, including that: the merger agreement must expressly permit or require that the merger will be effected pursuant to Section 251(h) and must provide that the merger shall be effected as soon as practicable following the consummation of the tender offer if such merger is effected under Section 251(h); the corporation making the tender offer (the “purchaser”) must consummate a tender offer for any and all outstanding shares (subject to certain exceptions permitted by Section 251(h)) on the terms provided in the merger agreement that, absent Section 251(h), would be entitled to vote on the adoption or rejection of the merger agreement; following the consummation of the tender offer, the shares irrevocably accepted for purchase or exchange pursuant to such tender offer and received by the depository prior to the expiration of such tender offer, plus the shares otherwise owned by the purchaser, equals at least that percentage of stock of the target corporation that, absent Section 251(h) would be required to adopt the merger agreement by the DGCL or the target corporation’s certificate of incorporation; the purchaser must merge with or into the target corporation pursuant to the merger agreement; and the outstanding shares of stock of the target corporation that are the subject of the tender offer and not irrevocably accepted for purchase or exchange in the tender offer must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation irrevocably accepted for purchase or exchange in the tender offer. If Merck enters into a merger agreement with Versum with respect to the Potential Merck Merger, then such definitive merger agreement executed will be required to expressly state that the Potential Merck Merger is governed by Section 251(h). According to the Offer to Purchase, if the conditions to Section 251(h) are satisfied, Merck intends to complete the Potential Merck Merger as a second-step merger pursuant to Section 251(h), which would not require a vote of Versum stockholders.

Delaware Business Combination Statute. Versum is subject to the provisions of Section 203 of the DGCL (“Section 203”), which imposes certain restrictions on business combinations involving Versum. If the Section 203 Condition is not satisfied but Merck elects, in its sole discretion, to consummate the Offer, Section 203 could delay Merck’s ability to acquire the entire equity interest in Versum. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

According to the Offer to Purchase, Merck reserves the right to waive the Section 203 Condition, although there can be no assurance that Merck will do so, and Merck has not determined whether it would be willing to do so under any circumstances. If Merck waives such condition and purchases Shares pursuant to the Offer or otherwise and Section 203 is applicable, Merck may nevertheless seek to complete the Potential Merck Merger or another business combination with Versum as described above. According to the Offer to Purchase, however, if Merck purchases Shares pursuant to the Offer or otherwise and is prevented by Section 203 from completing the Potential Merck Merger or another business combination with Versum for any period of time without complying with Section 203, Merck may (i) determine not to seek to complete the Potential Merck Merger or another business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Versum. According to the Offer, Merck has not determined whether it would take any of the actions described above under such circumstances.

According to the Offer to Purchase, the exact timing and details of any merger or other business combination involving Versum will necessarily depend upon a variety of factors, including whether the Entegris Merger Agreement will be terminated in accordance with its terms, if and when Versum enters into a definitive merger agreement with Merck and the number of Shares Merck acquires pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdiction applicable to the purchase of Shares pursuant to the Offer or a subsequent business combination expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or such business combination on antitrust grounds or otherwise, as described herein. According to the Offer to Purchase, although Merck currently intends to complete the Potential Merck Merger, it is possible that, as a result of substantial delays in its ability to effect such a transaction, actions that Versum may take in response to the Offer, information Merck obtains hereafter, changes in general economic or market conditions or in the business of Versum or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned, or may be proposed on different terms. According to the Offer to Purchase, Merck reserves the right not to complete a merger or other business combination with Versum or to propose such a transaction on terms other than those described above. Specifically, Merck reserves the right (i) to propose consideration in a merger or other business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Versum, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. According to the Offer, except as described herein, Merck does not know whether any of these laws will, by their terms, apply to the Offer, the Potential Merck Merger or any other business combination between Merck or any of its affiliates and Versum, and Merck has not made efforts to comply with any such laws. According to the Offer, to the extent that certain provisions of these laws purport to apply to the Offer, the Potential Merck Merger or any other business combination, Merck believes that there are reasonable bases for contesting such laws.

According to the Offer to Purchase, if any government official or third party seeks to apply any state takeover law to the Offer, the Potential Merck Merger or any other business combination between Merck or any of its affiliates and Versum, Merck will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer, the Potential Merck Merger or any other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer, the Potential Merck Merger or any other business combination, Merck might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merck may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing, consummating or completing the Offer, the Potential Merck Merger or any other business combination. In such case, Merck may not be obligated to accept for payment or pay for any tendered Shares. See “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for more information regarding condition to the Offer.

Applicable U.S. Federal Law. According to the Offer to Purchase, the Potential Merck Merger would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, Merck may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Versum and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

Litigation

Following the public announcement of the Entegris Merger, purported stockholders of Versum have filed three putative class action lawsuits and one individual lawsuit in the United States District Court for the District of Delaware against Versum and the members of the Versum Board (and, in the case of one of the putative class actions, also against Entegris): Price v. Versum Materials, Inc. et al., 1:19-cv-00427 (filed on March 1, 2019), Wang v. Versum Materials, Inc. et al., 1:19-cv-00460 (filed on March 5, 2019), Wheby v. Versum Materials, Inc. et al., 1:19-cv-00472 (filed on March 6, 2019), and Robert v. Versum Materials, Inc. et al., 1:19-cv-00511 (filed on March 14, 2019). The lawsuits contain similar allegations contending, among other things, that the registration statement on Form S-4, of which the Joint Proxy Statement/Prospectus forms a part, misstates or fails to disclose certain allegedly material information in violation of federal securities laws. The individual lawsuit (Wang) additionally alleges that the members of the Versum Board breached their fiduciary duties in connection with the Initial Merck Proposal. The lawsuits seek injunctive relief enjoining the merger, damages and costs, and other remedies.

Additionally, purported stockholders of Versum have filed two putative class action lawsuits in the Court of Chancery of the State of Delaware against Versum, the members of the Versum Board, and Broadridge Corporate Issuer Solutions, Inc. in its capacity as the rights agent for the Rights Agreement (the “Rights Agent”): Plumbers and Steamfitters Local 60 Pension Trust v. Versum Materials, Inc. et al., 2019-0190-JTL (filed on March 8, 2019) and City of Providence v. Versum Materials, Inc. et al., 2019-0206-JTL (filed on March 14, 2019). The lawsuits contain similar allegations contending, among other things, that the members of the Versum Board breached their fiduciary duties in connection with the Initial Merck Proposal and in instituting the Rights Agreement. One lawsuit (City of Providence) additionally contains breach of fiduciary duty allegations arising out of alleged negotiation by members of the Versum Board with Entegris without board authorization and without full disclosure to the board. The lawsuits seek relief declaring that the Rights Agreement is unenforceable or enjoining its use, damages and costs, and other remedies. One lawsuit (City of Providence) additionally seeks to enjoin the Entegris Merger. On March 19, 2019, the Delaware Chancery Court entered an order consolidating the two lawsuits under the caption In re Versum Materials, Inc. Stockholder Litigation, Consolidated C.A. No. 2019-0206-JTL. The complaint previously filed by the City of Providence was designated the operative complaint.

Information Regarding Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Versum’s named executive officers based on the Offer, assuming the following:

•	the relevant price per Share is $48.00, which equals the same per Share consideration being offered to all other stockholders of Versum in connection with the Offer;

•	the closing date of the Offer is March 11, 2019, which is the assumed date of the closing solely for purposes of this disclosure;

•

each such named executive officer experienced a termination of employment by Versum without “cause” or by the named executive officer for “good reason” (as defined in the relevant agreements), in either case, immediately following the assumed closing date of the Offer of March 11, 2019;

•	each such named executive officer’s base salary and annual target bonus remains unchanged from those in place on March 11, 2019; and

•	the equity awards outstanding and unvested on March 11, 2019 will fully vest.

The amounts below are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in footnotes to the table. The amounts below do not reflect certain compensation actions that may occur before the effective time. The actual amounts payable to Versum’s named executive officers, if any, will depend on whether the named executive officer incurs a qualifying termination, the date of termination of the named executive officer’s employment (if applicable), the closing date of the Offer, the manner of termination, and the terms of the plans or agreements in effect at such time. More detail on the included payments and benefits are set forth above in this section “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers.”

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)(3)	Perquisites / Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Guillermo Novo	7,147,733	20,783,906	—	52,103	—	27,983,742
George G. Bitto	2,630,799	7,775,509	—	52,103	—	10,458,411
Michael W. Valente	1,956,329	5,623,980	—	52,103	—	7,632,412
Edward C. Shober	1,109,979	3,480,741	—	42,103	—	4,632,823
Patrick F. Loughlin	—	1,001,722	—	—	—	1,001,722

(1)

The amounts in this column represent the cash amounts to which the executive officers would be entitled in severance under their respective employment agreements, assuming a qualifying termination following a change in control, which consist of the following:

Name	Cash Severance Payments ($)	Pro-rated Annual Bonus Payment ($)	Matching and Non-Elective Contributions Payment ($)	Total ($)
Guillermo Novo	6,664,000	356,233	127,500	7,147,733
George G. Bitto	2,371,333	187,466	72,000	2,630,799
Michael W. Valente	1,768,000	132,329	56,000	1,956,329
Edward C. Shober	931,000	122,979	56,000	1,109,979
Patrick F. Loughlin	—	—	—	—

The cash severance payments are “double trigger” benefits contingent upon a qualifying termination of employment at or following the effective time and, in each case, are payable in a lump sum within 60 days following termination, subject to such named executive officer’s execution and non-revocation of a release of claims and continued compliance with covenants of non-competition, non-solicitation of employees, consultants or independent contractors, non-solicitation and non-interference with business relationships, confidentiality and nondisparagement. The severance portion of the cash severance payment is equal to the sum of (x) the executive’s monthly base salary at termination and (y) 1/12th of the executive’s average annual bonus paid with respect to the last three full fiscal years prior to the year of termination, with such sum multiplied by 36 for Mr. Novo, 24 for Messrs. Bitto and Valente and 12 for Mr. Shober. The average annual bonus portion of the cash severance payment is calculated using a named executive officer’s most recent base salary and target annual bonus, to which the performance factor from each of the prior three plan years is applied before determining the average of such amounts. With respect to the pro-rated annual bonus payment, because actual performance under Versum’s annual bonus program cannot be determined as of the date of this disclosure, the amounts set forth above reflect target performance and are pro-rated for the period from October 1, 2018, the beginning of Versum’s fiscal year, to March 11, 2019. The pro-rated annual bonus payment is payable at the time bonuses are paid to actively employed executives. The amount of matching and non-elective contribution payments may include one or more profit-sharing contributions, which are unknown at this time. For purposes hereof, a profit sharing contribution equal to 3%, which is the profit-sharing contribution made by Versum in Versum’s 2018 fiscal year, is assumed. The amount of matching contributions would be paid at the end of the 12-month period following the named executive officer’s termination of employment.

Mr. Loughlin served as Versum’s Senior Vice President, Operations and Supply Chain, through October 31, 2018 and is therefore not entitled to any compensation or benefits based on, or otherwise relating to, the Offer.

(2)

As of the effective time, all options awarded to named executive officers are fully vested and are not reflected in this table. The amounts in this column represent the value of unvested RSU awards and unvested PSU awards, which we refer to as unvested Versum awards in the below tables. To the extent the RSUs and PSUs are acquired by the Offeror in connection with the Offer or the Potential Merck Merger, the vesting of such awards would be on a “single trigger” basis. The award agreements governing the RSUs and PSUs generally provide for “double-trigger” benefits which would accelerate upon a termination of employment of the named executive officer by Versum without “cause” or by the named executive officer for “good reason” (as defined in the relevant agreements) following a change in control.

Name	Total ($)
Guillermo Novo	20,783,906
George G. Bitto	7,770,887
Michael W. Valente	5,620,386
Edward C. Shober	3,479,418
Patrick F. Loughlin	999,292

The amounts reflected in the table above with respect to unvested Versum awards held by a named executive officer assume that the number of Shares subject to each PSU award held by a named executive officer is equal to the PSU award that would have vested based on an estimate of actual performance through March 11, 2019 as follows:

Fiscal Year Award	Type of PSU Award (MSU or PRSU)	Performance Vesting Factor (Multiple of Target)
Fiscal year 2017	Versum MSU	1.50
Fiscal year 2017	Versum PRSU	1.93
Fiscal year 2018	Versum MSU	1.22
Fiscal year 2018	Versum PRSU	2.00
Fiscal year 2019	Versum PRSU	2.00

The amounts reflected in the “Equity” column above include accelerated vesting of accrued cash dividends relating to RSU awards granted in respect of Versum’s 2016 fiscal year and accrued as of March 11, 2019 as follows in the table below. All other dividends are reflected in the number of unvested Versum awards as share equivalents.

Name	Accrued Dividend ($)
Guillermo Novo	—
George G. Bitto	4,622
Michael W. Valente	3,594
Edward C. Shober	1,323
Patrick F. Loughlin	2,430

(3)

None of the named executive officers are eligible to receive any non-qualified deferred compensation plan enhancements upon the merger or termination of employment following the merger, except that the deferred account balances under Versum’s non-qualified deferred compensation plans will be paid out within 90 days following the closing date of the Offer. As of the date of this Statement, the named executive officers’ deferred account balances are fully vested. Versum does not maintain any defined benefit pension plans in which its named executive officers participate.

(4)

The amounts in the table include the estimated value of continued health benefits under COBRA for up to 12 months and outplacement benefits, which, in each case, are “double-trigger” benefits payable following a qualifying termination under each named executive officer’s respective employment agreement.

Mr. Loughlin served as Versum’s Senior Vice President, Operations and Supply Chain, through October 31, 2018 and is therefore not entitled to continued health benefits or outplacement benefits in connection with the Offer.

Name	Continued Health Benefits ($)	Outplacement Benefits ($)	Total ($)
Guillermo Novo	32,103	20,000	52,103
George G. Bitto	32,103	20,000	52,103
Michael W. Valente	32,103	20,000	52,103
Edward C. Shober	32,103	10,000	42,103
Patrick F. Loughlin	—	—	—

(5)	None of the named executive officers will receive an excise tax gross-up in connection with the Offer.

Rights Agreement

The Rights Agreement was not intended to prevent an acquisition of Versum on terms that the Versum Board considers favorable to, and in the best interests of, all Versum stockholders. Rather, the Rights Agreement is designed to protect stockholders against specific threats to corporate policymaking, such as the Versum Board’s decision to pursue the Entegris Merger. The Rights Agreement applies equally to all current and future stockholders and is not designed to prevent an offer to acquire Versum, but rather to allow the Versum Board adequate time to consider any and all alternatives. On February 28, 2019, the Versum Board declared a dividend of one Right for each outstanding Share. The dividend was payable on March 11, 2019 (the “Record Date”) to the stockholders of record on that date.

Each holder of a Share as of the Record Date received a dividend of one Right per Share. Each Right entitles the registered holder to purchase from Versum one one-thousandth of a share of Series A Junior Participating Preferred Stock of Versum, par value $1.00 per share (the “Preferred Shares”), at a price of $200.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Initially, the Rights will be attached to all Shares then outstanding, and no separate certificates evidencing Rights will be distributed.

The Rights will separate from the Shares upon the earlier of (the “Distribution Date”) (i) the close of business on the tenth day after the first date of public announcement that any person or group has acquired 12.5%, or more, of the outstanding common stock of Versum without the approval of the Versum Board (an “Acquiring Person”) or (ii) such earlier date as a majority of the Versum Board becomes aware of the existence of an Acquiring Person.

Until the earliest of the Distribution Date, the date that the Rights are redeemed by the Versum Board and the date on which the Rights expire, (i) in the case of certificated shares, the Rights associated with the Shares represented by any certificate will be evidenced by such certificate together with a copy of the Summary of Rights attached thereto and the surrender for transfer of any such certificate, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Shares represented thereby, and (ii) in the case of Shares held in uncertificated form, the Rights associated with the Shares shall be evidenced by the balances indicated in the book-entry account system of the transfer agent for such Shares and the transfer of any Share in the book-entry account system of the transfer agent for such Shares shall also constitute the transfer of the Rights associated with such Shares. Therefore, until the Distribution Date, the Rights may be transferred with and only with the underlying Shares. After that date, the Rights may be transferred only on the registry book of the Rights Agent. Any Rights held by an Acquiring Person will become null and void and may not be exercised.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Versum, including, without limitation, the right to vote or to receive dividends.

Exercisability. The Rights are not exercisable until the Distribution Date.

Flip In. In the event that any person or group becomes an Acquiring Person, all holders of Rights (not including the Rights of the Acquiring Person, which will have become null and void) may, for the Purchase Price, purchase Shares (or in certain circumstances a combination of Shares and Preferred Shares) with a then current market value of twice the Purchase Price, based on the market value of the Shares.

Flip Over. In the event that, at any time after a person or group has become an Acquiring Person, (i) Versum or its subsidiaries are party to a merger with another company in which the Shares are converted into other securities, cash or property, or (ii) Versum sells or otherwise transfers 50% or more of the assets or earning power of Versum and its subsidiaries (taken as a whole) to another company, all holders of Rights (not including the Rights of the Acquiring Person, which will have become null and void) may, for the Purchase Price, purchase shares of common stock of such other company with a then current market value of twice the Purchase Price, based on the market price of such common stock prior to such merger or sale.

Expiration. The Rights will expire at the close of business on August 30, 2019, unless earlier redeemed or exchanged by Versum as described below.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Shares, the Versum Board may extinguish the Rights by exchanging one Share (or, in certain circumstances, Preferred Shares or a combination of common stock and Preferred Shares) for each Right (not including the Rights of the Acquiring Person, which will have become null and void).

Anti-Dilution Provisions. The Versum Board may adjust the Purchase Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Shares. No adjustments to the Purchase Price of less than 1% will be made.

Preferred Share Provisions. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each thousandth of a Preferred Share will entitle holders, in preference to the holders of the Shares, to receive, when and if declared, quarterly dividends in an amount per share equal to the greater of (i) $0.01 and (ii) subject to adjustment, the aggregate dividend amount declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (x) $1,000.00 per Preferred Share (plus an amount equal to accrued and unpaid dividends and distributions thereon) and (y) an aggregate amount per Preferred Share subject to certain adjustments equal to 1,000 times the aggregate amount to be distributed per share to the holders of the Shares. Finally, in the event of any merger, consolidation or other transaction in which the Shares are exchanged, each thousandth of a Preferred Share will be entitled to receive (subject to certain adjustments) the amount received per Share. These rights are protected by customary anti-dilution provisions.

No fractional Preferred Shares will be issued other than fractions which are integral multiples of one one-thousandth of a Preferred Share (which may, at the election of Versum, be evidenced by depositary receipts), but, in lieu thereof, an adjustment in cash will be made based on the closing price of the Preferred Shares on the last trading day prior to the date of exercise.

Redemption. The Versum Board may, at its option, at any time prior to such time as any person or group becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, subject to adjustment (the “Redemption Price”). Immediately upon the action of the Versum Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments. Versum may from time to time supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order to, among other things, make any provisions with respect to the Rights which Versum may deem necessary or desirable; provided, however, that from and after such time as any person or group becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of Rights.

Termination. The Rights Agreement will terminate immediately prior to the effective time of the Entegris Merger, but only if such effective time shall occur, and upon such termination the holders of the Rights will not be entitled to any benefits, rights or other interests under the Rights Agreement, including any right to purchase or otherwise acquire any securities of any person.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to Versum’s current report on Form 8-K filed on February 28, 2019, and the Rights Agreement Amendment, a copy of which was previously filed with the SEC as Exhibit 4.1 to Versum’s current report on Form 8-K filed on March 14, 2019, which are incorporated herein by reference.

Consummation of the Offer is conditioned upon the Versum Board redeeming the Rights, or those Rights being otherwise rendered inapplicable to the Offer and any potential subsequent merger in the reasonable discretion of Merck. Please see the section entitled “Item 2. Identity and Background of Filing Person—Conditions to the Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements made herein with respect to the Offer, the Entegris Merger, the Potential Merck Merger and any transactions related to the foregoing, including, for example, the timing of the completion of the Entegris Merger or the Potential Merck Merger and the potential benefits of the Entegris Merger or the Potential Merck Merger, reflect the current analysis of existing information and are subject to various known and unknown risks and uncertainties, many of which are beyond Versum’s, Entegris’ and Merck’s control. Statements in this communication regarding Versum, Entegris, the Combined Company and Merck that are forward-looking, including projections as to the anticipated benefits of the Entegris Merger and the Potential Merck Merger, the impact of the proposed transaction on Versum’s, Entegris’ and Merck’s business and future financial and operating results, the amount and timing of synergies from such proposed transactions, and the closing date for such proposed transactions, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum’s, Entegris’ and Merck’s control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum’s and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum’s, Entegris’ and Merck’s international operations; (viii) Versum’s and Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum, Entegris and Merck operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum’s, Entegris’ and Merck’s indebtedness; (xv) uncertainties as to the timing of the Offer, the Entegris Merger and the Potential Merck Merger; (xvi) uncertainties as to how many Versum stockholders will tender their Shares in the Offer; (xvii) the possibility that competing offers will be made and (xviii) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ or Merck’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transactions; the risk associated with Versum’s and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the Entegris Merger and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the transactions is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transactions, the response of business partners and retention as a result of the announcement and pendency of the transactions; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum’s filings with the SEC, including, “Versum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.versummaterials.com. Versum assumes no obligation to update any forward-looking statements or information, which speak as of its respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Item 9.	Exhibits.

Exhibit No.	Exhibit

(a)(1)	Press Release issued by Versum Materials, Inc. on March 26, 2019 (incorporated by reference to Exhibit 99.1 to Versum Materials, Inc.’s Current Report on Form 8-K, filed on March 26, 2019)

(a)(2)	Press Release issued by Versum Materials, Inc. on March 29, 2019

(e)(1)	Agreement and Plan of Merger, dated as of January 27, 2019 between Versum Materials, Inc. and Entegris, Inc. (incorporated by reference to Exhibit 2.1 to Versum Materials, Inc.’s Current Report on Form 8-K, filed on January 29, 2019)

(e)(2)	Letter Agreement dated March 27, 2019 between Versum Materials, Inc. and Entegris, Inc.

(e)(3)	Excerpts related to beneficial ownership from Versum Materials, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 20, 2018

(e)(4)	Excerpts related to non-employee director compensation from Versum Materials, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 20, 2018

(e)(5)	Amended and Restated Short-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Versum Materials, Inc., filed on January 31, 2018)

(e)(6)	Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Versum Materials, Inc., filed on January 31, 2018)

(e)(7)	Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K of Versum Materials, Inc., filed on October 4, 2016)

(e)(8)	Form Employment Agreement—Designated Executive Officers (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K of Versum Materials, Inc., filed on October 4, 2016)

(e)(9)	Form Employment Agreement—Other Executive Officers (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K of Versum Materials, Inc., filed on October 4, 2016)

(e)(10)	Form of Founders Grants Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Versum Materials, Inc., filed on November 4, 2016)

(e)(11)	Form of Market-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Versum Materials, Inc., filed on November 22, 2017)

(e)(12)	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K of Versum Materials, Inc., filed on November 22, 2017)

(e)(13)	Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K of Versum Materials, Inc., filed on December 21, 2016)

(e)(14)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Versum Materials, Inc., filed on May 9, 2018)

(e)(15)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of Versum Materials, Inc., filed November 21, 2018)

(e)(16)	Form of 2019 Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Versum Materials, Inc., filed February 7, 2019)

(e)(17)	Form of Executive Officer Retention Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Versum Materials, Inc., filed March 19, 2019)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

VERSUM MATERIALS, INC.

By:	/s/ Michael W. Valente
Name:	Michael W. Valente
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 29, 2019

Annex A

What are the most significant conditions to the Offer?

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, together with any Shares then owned by Merck KGaA, Darmstadt, Germany and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) the Agreement and Plan of Merger, dated January 27, 2019 (as amended from time to time, the “Entegris Merger Agreement”), between Versum and Entegris, Inc. (“Entegris”), having been validly terminated in accordance with its terms (the “Termination Condition”), (iii) the Versum stockholders having not adopted the Entegris Merger Agreement and not approved the transactions contemplated thereby (the “Vote Condition”), (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been earlier terminated (the “HSR Condition”), (v) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by this Offer to Purchase having been obtained, (vi) CFIUS Clearance (as defined in this Offer to Purchase) having been received, (vii) there not having occurred any change, event, circumstance or development that, in the reasonable judgment of Merck KGaA, Darmstadt, Germany, has had, or would reasonably be likely to have, a Versum Material Adverse Effect (as defined in this Offer to Purchase), (viii) Versum or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of Merck KGaA, Darmstadt, Germany, the Purchaser’s or Merck KGaA, Darmstadt, Germany’s ability to acquire the Shares or Versum or otherwise diminishing the expected value to Merck KGaA, Darmstadt, Germany or its subsidiaries of the acquisition of Versum (the “No Impairment Condition”), (ix) the board of directors of Versum (the “Versum Board”) having redeemed the Rights or the Purchaser being satisfied, in its reasonable judgment, that such Rights have been invalidated or are otherwise inapplicable to the Offer and any potential subsequent merger (the “Rights Condition”) and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the General Corporation Law of the State of Delaware (the “Section 203 Condition”). Other conditions to the Offer are described in the “The Offer — Section 14 — Conditions of the Offer”. Provided that all conditions of the Offer are satisfied or waived, the Purchaser will purchase all Shares validly tendered and not validly withdrawn before the expiration of the Offer.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if  (a) before the Expiration Date, the Minimum Tender Condition, the Termination Condition, the Vote Condition, the HSR Condition, the No Impairment Condition, the Rights Condition or the Section 203 Condition shall not have been satisfied, (b) before the Expiration Date, all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by this Offer to Purchase shall have not been obtained, or (c) at any time prior to the expiration of the Offer, any of the following conditions shall have occurred or exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, whether domestic, state, federal, foreign or supranational, before any court or governmental authority or agency, whether domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our affiliates or the completion by us or any of our affiliates of the Potential Merger or any other business combination involving Versum, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer, the Potential Merger or any other business combination involving Versum, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our affiliates of all or any portion of our business or assets or those of Versum or any of its subsidiaries or affiliates or to compel us or any of our affiliates to dispose of or hold separate all or any portion of our business or assets or those of Versum or any of its subsidiaries or affiliates or seeking to impose any limitation on our or any of our affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our affiliates effectively to acquire, retain and exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by us or any of our affiliates on all matters properly presented to Versum’s stockholders, (e) seeking to require divestiture or sale by us or any of our affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected, in our reasonable judgment, to be derived by us or any of our affiliates as a result of the transactions contemplated by the Offer, the Potential Merger or any other business combination involving Versum or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Versum or any of its subsidiaries or affiliates or the value of the Shares to us or any of our affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to us or any of our affiliates, the Offer, the acceptance for payment of or payment for Shares, or the Potential Merger or any other business combination involving Versum, by any court, government or governmental authority or agency, whether domestic, state, federal, foreign or supranational (other than the application of mandatory waiting period provisions under the HSR Act or any applicable foreign antitrust, competition or merger control law to the Offer, the Potential Merger or any other business combination involving Versum) that, in our reasonable judgment, does or might, directly or indirectly, result in any of the outcomes or consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii) following the giving of a mandatory declaration or written notice by us with respect to the transactions contemplated by this Offer to Purchase in accordance with the requirements of the regulations implementing Section 721 (as defined below), codified at 31 C.F.R. Part 800 and 31 C.F.R. Part 801, CFIUS Clearance (as defined below) has not been obtained;

(iv) since September 30, 2018 there has occurred, is occurring or is threatened to occur any change, event, circumstance or development that, in our reasonable judgment, has had, or would reasonably be likely to have, a Versum Material Adverse Effect (as defined below);

(v) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on March 25, 2019, (c) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Versum and its subsidiaries, taken as a whole, or Merck KGaA, Darmstadt, Germany and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, Germany or other jurisdictions in which we or Versum have substantial businesses, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets), (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(vi) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Versum or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Versum (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Versum (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Versum (including the Shares), through the acquisition of stock, the formation of a group or otherwise, constituting one percent or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Versum (including the Shares) constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Versum, other than by Entegris pursuant to the Entegris Merger Agreement or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Versum or any assets or securities of Versum, other than by Entegris pursuant to the Entegris Merger Agreement;

(vii) Versum or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect on the date of commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Versum, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Versum (other than Versum’s regular quarterly cash dividend), including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Potential Merger) or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Versum or any of its subsidiaries or any comparable event not in the ordinary course of business (other than the Entegris Merger Agreement), (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Versum or any of its subsidiaries or affiliates or the value of the Shares to us or any of our affiliates (other than the Entegris Merger Agreement), (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than as publicly disclosed prior to the date of this Offer to Purchase, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our completion of the Potential Merger or any other business combination involving Versum (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Versum or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that Versum or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Potential Merger);

(viii) we become aware (a) that any material contractual right of Versum or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Versum or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by us or any of our affiliates of the Potential Merger or any other business combination involving Versum or (b) of any covenant, term or condition in any instrument or agreement of Versum or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Versum or any of its subsidiaries or affiliates or the value of the Shares to us or any of our affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our completion of the Potential Merger or any other similar business combination involving Versum);

(ix) we or any of our affiliates and Versum reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(x) Versum or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving Versum or any of its subsidiaries or the purchase of securities or assets of Versum or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Versum or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase, in each case other than pursuant to the Proposed Entegris Transaction;

(xi) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to Merck KGaA, Darmstadt, Germany and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired; or

(xii) based on the Offer Price, the total amount of cash required to acquire and/or cancel all shares of Versum’s capital stock, including all (x) subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance sale or transfer by Versum of any of its capital stock and (y) securities convertible into or exchangeable for any shares of capital stock of Versum (assuming that all exercise, conversion or similar payments are completed, on a net basis) shall exceed $5,331,000,000.00.

“Versum Material Adverse Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence (“Effect”) that is materially adverse to the business, condition (financial or otherwise) or results of operations of Versum and its subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a Versum Material Adverse Effect, or be taken into account in determining whether a Versum Material Adverse Effect has occurred or would reasonably be expected to occur: (A) Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which Versum or any of its subsidiaries has material operations or where any of Versum’s or any of its subsidiaries’ products or services are sold; (B) Effects that are the result of factors generally affecting the semiconductor industry or any industry, markets or geographical areas in which Versum and its subsidiaries operate; (C) any loss of, or adverse Effect in, the relationship of Versum or any of its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Offer; (D) changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof; (E) any failure, in and of itself, by Versum to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided, that the exception in (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Versum Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (D) or (F) and (G)); (F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person; or (G) (1) a decline in the market price, or change in trading volume, in and of itself, of the Shares on the NYSE, or (2) any ratings downgrade or change in ratings outlook for Versum or any of its subsidiaries; provided, that the exceptions in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Versum Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F)); provided, further, that, with respect to clauses (A), (B), (D) and (F), such Effect will be taken into account in determining whether a Versum Material Adverse Effect has occurred if it disproportionately adversely affects Versum and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which Versum and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Versum Material Adverse Effect has occurred.

“Section 721” means Section 721 of the Defense Production Act of 1950, as effected by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and as amended by the Foreign Investment and National Security Act of 2007, Pub.L. 110-49, 121 Stat. 246 (2007), and The Foreign Investment Risk Review Modernization Act of 2018, Subtitle A of Title XVII of Pub. L. 115 – 232 (Aug. 13, 2018), codified at 50 U.S.C. §4565 (“FIRRMA”).

“CFIUS Clearance” means, after submission of a mandatory declaration or written notice by us with respect to the transactions contemplated by this Offer to Purchase in accordance with the requirements of the Section 721 and 31 C.F.R. §800-801 (the “CFIUS Regulations”), the Committee on Foreign Investment in the United States (“CFIUS”) Staff Chairperson (or other representative of CFIUS) shall have notified us (i) of CFIUS’ determination that the transaction contemplated by this Offer to Purchase is not a “covered transaction” within the meaning of Section 721, (ii) that there are no unresolved national security concerns with respect to the transactions contemplated by this Offer to Purchase and CFIUS has concluded all action under Section 721 with respect to the transactions contemplated by this Offer to Purchase, or (iii) CFIUS shall have sent a report to the President of the United States requesting the decision of the President of the United States and the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by this Offer to Purchase shall have expired without any such action being threatened, announced or taken, or the President of the United States shall have announced a decision not to, or otherwise declined to, take any action to suspend or prohibit the transactions contemplated by this Offer to Purchase.

The foregoing conditions are for the sole benefit of Merck KGaA, Darmstadt, Germany, the Purchaser and their affiliates and may be asserted by us regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. A public announcement shall be made of a material change in, or waiver of, the foregoing conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Consummation of the Offer is not subject to any financing condition.

Annex B

THE MERGER AGREEMENT

The following description sets forth the principal terms of the merger agreement, which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and any documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is intended to provide you with information regarding the terms of the merger agreement. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Entegris and Versum make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [    ].

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Entegris and Versum contained in this joint proxy statement/prospectus or in the public reports of Entegris and Versum filed with the SEC may supplement, update or modify the factual disclosures about Entegris and Versum contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Entegris and Versum were qualified and subject to important limitations agreed to by Entegris and Versum in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, and were not intended by the parties to the merger agreement to be a characterization of the actual state of facts or condition of Entegris or Versum, except as expressly stated in the merger agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Entegris and Versum each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement or in the respective public filings made by each of Entegris or Versum with the SEC.

Additional information about Entegris and Versum may be found elsewhere in this joint proxy statement/prospectus and in the public filings Entegris and Versum make with the SEC. See the section entitled “Where You Can Find More Information” beginning on page [    ].

Structure of the Merger

The merger agreement provides for the merger of Versum with and into Entegris. As a result of the merger, the separate existence of Versum will cease, and Entegris will continue its existence under the laws of the State of Delaware as the surviving corporation upon consummation of the merger.

Completion and Effectiveness of the Merger

The closing of the merger will take place on the third business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the merger set forth in the merger agreement (other than those conditions that by their nature must be satisfied or waived at the closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) is satisfied or waived (to the extent permissible) in accordance with the merger agreement or on such other date as Versum and Entegris may mutually agree in writing.

As soon as practicable following, and on the date of, the closing, Entegris and Versum will cause the certificate of merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Entegris and Versum in writing and specified in the certificate of merger.

Entegris and Versum are working to complete the merger prior to the outside date of January 28, 2020 (subject to extension in certain circumstances to April 28, 2020 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

Merger Consideration

At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of Versum, each share of Versum common stock issued and outstanding immediately prior to the effective time (other than Versum excluded shares) will be converted into and become exchangeable for 1.120 shares of Entegris common stock.

The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Entegris common stock or Versum common stock changes. Therefore, the value of the merger consideration will depend on the market price of Entegris common stock at the effective time. The market price of Entegris common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, the date the merger is completed and thereafter. The market price of Entegris common stock, when received by Versum stockholders after the merger is completed, could be greater than, less than or the same as the market price of Entegris common stock on the date of this joint proxy statement/prospectus or at the time of the special meeting. Accordingly, you should obtain current market quotations for Entegris common stock and Versum common stock before deciding how to vote with respect to any of the proposals described in this joint proxy statement/prospectus. Entegris common stock is traded on NASDAQ under the symbol “ENTG” and Versum common stock is traded on the NYSE under the symbol “VSM.”

At the effective time, all excluded shares will be cancelled and will cease to exist, and no payment will be made in respect of such shares.

Treatment of Equity Awards

Treatment of Existing Entegris Equity Awards

Entegris equity awards will remain equity awards relating to shares of Entegris common stock. Entegris equity awards will continue to vest in accordance with the terms of the award agreements applicable to such Entegris equity awards. However, the Entegris board of directors (or the applicable committee thereof) may determine to treat the merger as a “change in control” or term of similar meaning for purposes of the Entegris compensation and benefit plans, including Entegris equity awards, which determination may result in certain “double trigger” benefits under such plans upon a qualifying termination of employment subsequent to the effective time, but in no event may such determination result in the “single-trigger” payment of benefits under such plans upon or in connection with the merger. Entegris may amend any outstanding Entegris options and Entegris RSU award, granted prior to January 27, 2019 to provide for, and may include in Entegris options, Entegris RSU awards and Entegris PSU awards granted in fiscal year 2019, “double-trigger” vesting upon certain qualifying terminations of employment.

Treatment of Existing Versum Equity Awards

At the effective time, each Versum option that is outstanding immediately prior to the effective time will vest and be converted into a converted option relating to a number of shares of Entegris common stock equal to the product of

(i) the number of shares of Versum common stock subject to the Versum option immediately prior to the effective time multiplied by (ii) the exchange ratio (rounded down to the nearest whole share number), with a per share exercise price equal to (a) the per share exercise price applicable to such Versum option immediately prior to the effective time divided by (b) the exchange ratio (rounded up to the nearest whole cent). Except as noted in the immediately preceding sentence, each converted option will continue to be governed by the same terms and conditions as were applicable to the Versum option immediately prior to the effective time.

At the effective time, each Versum RSU award and Versum PSU award that is outstanding immediately prior to the effective time will be converted into a converted RSU award relating to a number of shares of Entegris common stock equal to (i) the number of shares of Versum common stock subject to the Versum RSU award or Versum PSU award immediately prior to the effective time multiplied by (ii) the exchange ratio. For Versum PSU awards, the number of shares in clause (i) of the immediately preceding sentence will be determined based on actual performance through a shortened performance period ending immediately prior to the effective time. The converted RSU awards will vest and settle on terms (including acceleration events) at least as favorable as were applicable to the corresponding Versum RSU award or Versum PSU award immediately prior to the effective time, except that converted RSU awards relating to Versum PSU awards will vest solely based on continued service. Each converted RSU award will vest in full on the original vesting date or if the holder experiences a “covered termination” following the effective time and prior to the original vesting date, on the date of such “covered termination.” For employees of Versum and its subsidiaries, a “covered termination” means a termination by Versum or one of its subsidiaries or their successor in interest without “cause” or, to the extent good reason rights are provided for in the award agreement (or employment or similar agreement) applicable to the corresponding Versum RSU award or Versum PSU award, a resignation by the employee for “good reason” (as such terms are defined in the applicable Versum agreement), in either case, during the 24-month period following the effective time. For non-employee directors of Versum, a “covered termination” means the termination of their service as a director for any reason at or following the effective time.

At the effective time, each Versum DSU award will vest and be converted into the right to receive a number of shares of Entegris common stock equal to (i) the number of shares of Versum common stock covered by the Versum DSU award immediately prior to the effective time by (ii) the exchange ratio, with such shares distributed to the holder within 30 business days following the effective time.

The merger agreement prescribes certain treatment of Versum’s existing equity awards, a summary of which is described under the section entitled “Interests of Versum’s Directors and Executive Officers in the Merger” beginning on page [    ].

Exchange of Shares

Exchange Agent

Entegris will deposit or cause to be deposited with an exchange agent selected by Entegris (with Versum’s prior approval), for the benefit of the holders of Versum common stock, at or prior to the effective time, an aggregate number of shares of Entegris common stock to be issued in non-certificated book-entry form and, as promptly as reasonably practicable following the effective time, an aggregate amount of cash in U.S. dollars sufficient for the exchange agent to deliver to holders of Versum common stock the shares of Entegris common stock and cash in lieu of fractional shares of Entegris common stock required pursuant to the terms of the merger agreement. In addition, Entegris will deposit or cause to be deposited with the exchange agent, as necessary from time to time after the effective time, any dividends or other distributions in respect of Entegris common stock with both a record and payment date after the effective time to which holders of unsurrendered certificates representing shares of Versum common stock may be entitled pursuant to the terms of the merger agreement.

Such shares of Entegris common stock, cash and the amount of any dividends or other distributions deposited are referred to as the exchange fund.

Exchange Procedures

With respect to certificates formerly representing shares of Versum common stock, as promptly as reasonably practicable (but in any event within three business days) after the effective time, the combined company will cause the exchange agent to mail to each holder of record of each such certificate:

•	a notice advising such holders of the effectiveness of the merger;

•	a letter of transmittal in customary form; and

•	instructions for surrendering such certificate to the exchange agent.

Upon surrender to the exchange agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the combined company will cause the exchange agent to mail to each holder of record of any such certificate in exchange for the certificate, as promptly as reasonably practicable thereafter:

•

a statement reflecting the number of whole shares of Entegris common stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to the merger agreement in the name of such record holder; and

•

a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares plus (b) any unpaid cash dividends and any other dividends or other distributions in respect of Entegris common stock that such holder has the right to receive pursuant to the merger agreement.

With respect to shares of Versum common stock held in book-entry form not held through DTC, as promptly as reasonably practicable (but in any event within three business days) after the effective time, the combined company will cause the exchange agent to mail to each holder of record of any such share:

•	a notice advising such holders of the effectiveness of the merger;

•	a letter of transmittal in customary form; and

•	instructions for transferring such shares to the exchange agent.

Upon surrender to the exchange agent of book-entry shares not held through DTC in accordance with the terms of the letter of transmittal and accompanying instructions, the combined company will cause the exchange agent to mail to each holder of such book-entry shares not held through DTC, as promptly as reasonably practicable (but in any event within three business days) after the effective time:

•

a statement reflecting the number of whole shares of Entegris common stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to the merger agreement in the name of such record holder; and

•

a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares plus (b) any unpaid cash dividends and any other dividends or other distributions in respect of Entegris common stock that such holder has the right to receive pursuant to the merger agreement.

With respect to shares of Versum common stock held in book-entry form held through DTC, Entegris and Versum will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as practicable after the effective time, upon surrender of shares of Versum common stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration, cash in lieu of fractional shares of Entegris common stock, if any, and any unpaid cash dividends and any other dividends or other distributions in respect of Entegris common stock, in each case, that such holder has the right to receive pursuant to the merger agreement.

No interest will be paid or accrued on any amount payable for shares of Versum common stock pursuant to the merger agreement.

From and after the effective time, there will be no transfers on the stock transfer books of Versum of the shares of Versum common stock that were outstanding immediately prior to the effective time. From and after the effective time, the holders of certificates formerly representing shares of Versum common stock or shares of Versum common stock held in book-entry form will cease to have any rights with respect to such shares of Versum common stock except as otherwise provided in the merger agreement or by applicable law. If, after the effective time, certificates are presented to the combined company for any reason, they will be cancelled and exchanged as provided in the merger agreement.

Dividends and Distributions with Respect to Unexchanged Shares of Versum Common Stock

All shares of Entegris common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time and whenever a dividend or other distribution is declared by Entegris in respect of Entegris common stock, the record date for which is at or after the effective time, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of shares of Entegris common stock with a record date at or after the effective time will be paid to any holder of any unsurrendered certificate representing Versum common stock until the certificate (or affidavit of loss in lieu of a certificate) is surrendered for exchange in accordance with the merger agreement. There will be issued or paid to the holder of record of the whole shares of Entegris common stock issued in exchange for Versum common stock in accordance with the merger agreement, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the effective time theretofore payable with respect to such whole shares of Entegris common stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Entegris common stock with a record date at or after the effective time and prior to surrender but with a payment date subsequent to surrender.

Treatment of Fractional Shares

No fractional shares of Entegris common stock will be issued upon the conversion of shares of Versum common stock pursuant to the merger agreement. All fractional shares of Entegris common stock that a holder of shares of Versum common stock would be otherwise entitled to receive pursuant to the merger agreement will be aggregated, and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (a) the amount of such fractional share interest in a share of Entegris common stock to which such holder would be entitled pursuant to the merger agreement and (b) an amount equal to the average of the daily volume weighted average price per share of Entegris common stock on NASDAQ calculated for the ten consecutive trading days ending on the second full trading day immediately prior to (and not including) the closing date.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed as of the date that is six months after the closing date will be delivered to Entegris. Any holder of shares of Versum common stock who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to Entegris for delivery of the shares of Entegris common stock, cash in lieu of fractional shares of Entegris common stock, if any, and any unpaid cash dividends and any other dividends or other distributions, if any, and in each case, that such holder has the right to receive pursuant to the merger agreement.

None of Entegris, Versum or the exchange agent will be liable to any person in respect of any portion of the merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate formerly representing shares of Versum common stock or share of Versum common stock held in book-entry form has not been surrendered prior to seven years after the effective time, or immediately prior to such earlier date on which any shares of Entegris common stock, any cash in lieu of fractional shares of Entegris common stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that a holder of any such shares has the right to receive pursuant to the merger agreement in respect thereof would otherwise escheat to or become property of any governmental entity, any such shares, cash, dividends or other distributions will, to the extent permitted by applicable law, become the property of Entegris, free and clear of all claims or interests of any person previously entitled thereto.

Lost, Stolen or Destroyed Share Certificates

In the event that any certificate formerly representing shares of Versum common stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the shares of Entegris common stock, cash in lieu of fractional shares of Entegris common stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to the merger agreement, as if such lost, stolen or destroyed certificate had been surrendered.

Withholding Rights

Each of Entegris, the combined company, the exchange agent and any other withholding agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of Versum common stock and Versum equity awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign tax law.

Adjustments to Prevent Dilution

If, from the date of the merger agreement to the effective time, the issued and outstanding shares of Versum common stock or securities convertible or exchangeable into or exercisable for shares of Versum common stock or the issued and outstanding shares of Entegris common stock or securities convertible or exchangeable into or exercisable for shares of Entegris common stock, have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period has been declared, then the merger consideration will be equitably adjusted to provide the holders of shares of Versum common stock and Entegris common stock the same economic effect as contemplated by the merger agreement prior to such event.

Combined Company Governance Matters

Under the merger agreement, Entegris and Versum have agreed to certain provisions relating to the governance of the combined company as of the effective time, including composition of the combined company board of directors and board committees and the roles of the chairman of the board of directors of the combined company and the chief executive officer of the combined company. For a more detailed description of the governance matters relating to the combined company, see the section entitled “The Merger—Governance of the Combined Company” beginning on page [    ].

Subject to the receipt of the approval by Entegris stockholders of the Entegris charter proposal, at the effective time, the certificate of incorporation of Entegris, as amended and restated as set forth in Annex B, will be the certificate of incorporation of the combined company. At the effective time, the by-laws of Entegris, as in effect immediately prior to the effective time, will be the by-laws of the combined company.

Representations and Warranties

The merger agreement contains representations and warranties made by Versum to Entegris and by Entegris to Versum. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to Versum by Entegris, in the case of representations and warranties made by Entegris, or the disclosure letter delivered to Entegris by Versum, in the case of representations and warranties made by Versum (with each letter referred to as that party’s disclosure letter), as well as the reports of Versum or Entegris, as applicable, filed with or furnished to the SEC during the period from January 1, 2018 through the business day prior to the date of the merger agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).

In the merger agreement, Versum has made representations and warranties to Entegris, and Entegris has made representations and warranties to Versum, regarding:

•	organization, good standing and qualification to do business;

•	such party’s subsidiaries;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;

•

the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the merger and the other transactions contemplated by the merger agreement;

•

the absence of violations of, or conflicts with, such company’s or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•

the proper filing of reports with the SEC since January 1, 2017, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	the compliance with GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings;

•	conduct of business in the ordinary course from January 1, 2018 through January 27, 2019 (the date of the merger agreement);

•	the absence of any event that would be reasonably expected to have a material adverse effect on such party from January 1, 2018;

•	absence of certain litigation and governmental orders;

•	absence of undisclosed liabilities;

•	employee benefits matters, including matters related to employee benefit plans;

•	labor matters;

•	compliance with certain laws and regulations and such party’s licenses;

•	inapplicability to the merger of state takeover statutes and anti-takeover provisions in such party’s organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	insurance;

•	certain material contracts;

•	title to and interests in, and the operating condition of, such party’s assets;

•	real property;

•	the absence of affiliate transactions; and

•	the absence of other representations and warranties.

In the merger agreement, Entegris has also made representations and warranties to Versum regarding:

•	Entegris’ capital structure, including the number of shares of common stock, stock options and other equity-based awards outstanding;

•	the unanimous adoption by the Entegris board of directors of resolutions:

•	determining that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Entegris and its stockholders;

•	approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, on the terms and subject to the conditions set forth in the merger agreement;

•

directing that the share issuance and the merger agreement be submitted to Entegris stockholders for their approval and adoption and the amended and restated certificate of incorporation be submitted to Entegris stockholders for their adoption; and

•

recommending that Entegris stockholders vote in favor of the adoption of the merger agreement and approval of the share issuance on the terms and subject to the conditions set forth in the merger agreement, and in favor of the adoption of the amended and restated certificate of incorporation, which is referred to as the Entegris recommendation;

•	the Entegris board of directors’ receipt of an opinion from Morgan Stanley that the exchange ratio is fair from a financial point of view to Entegris;

•	fees payable to brokers and financial advisors in connection with the merger; and

•

the required vote of Entegris stockholders to adopt the merger agreement (including the issuance contemplated thereby) (which is referred to as the required Entegris vote) and to adopt the amended and restated certificate of incorporation.

In the merger agreement, Versum has also made representations and warranties to Entegris regarding:

•	Versum’s capital structure, including the number of shares of common stock, stock options and other equity-based awards outstanding;

•	the unanimous adoption by the Versum board of directors of resolutions:

•	determining that merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Versum and its stockholders;

•

approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, on the terms and subject to the conditions set forth in the merger agreement;

•	directing that the merger agreement be submitted to a vote of Versum stockholders for their adoption; and

•	resolving to recommend that Versum stockholders vote in favor of the adoption of the merger agreement, which is referred to as the Versum recommendation;

•

the Versum board of directors’ receipt of an opinion from Lazard that the exchange ratio is fair from a financial point of view to holders of Versum common stock (other than the holders of Versum excluded shares);

•	fees payable to brokers and financial advisors in connection with the merger; and

•	the required vote of Versum stockholders to adopt the merger agreement (which is referred to as the required Versum vote).

For purposes of the merger agreement, a “material adverse effect” with respect to Versum or Entegris means any effect that is materially adverse to the business, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole; except that none of the following, alone or in combination, will be deemed to constitute a material adverse effect, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•

effects generally affecting the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or political, regulatory or business conditions in any jurisdiction in which such party or any of its subsidiaries has material operations or where any of such party’s or any of its subsidiaries’ products or services are sold;

•	effects that are the result of factors generally affecting the semiconductor industry or any industry, markets or geographical areas in which such party and its subsidiaries operate;

•

any loss of, or adverse effect in, the relationship of such party or any of its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the transactions contemplated by the merger agreement (except that this exception does not apply to the representations and warranties regarding the execution of the merger agreement violating organizational documents, contracts or laws);

•	the performance by any party of its obligations to the extent expressly required under the merger agreement;

•

any action taken (or not taken) by such party or any of its subsidiaries (1) that is required to be taken (or not to be taken) by the merger agreement and for which the party has requested in writing the other party’s consent to permit its non-compliance and such non-requesting party has not granted such consent or (2) at the written request of the other party, which action taken (or not taken) is not required under the terms of the merger agreement;

•

changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the merger agreement;

•

any failure, in and of itself, by such party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; except that this exception will not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exception);

•

any effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person; or

•

a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such party on the NYSE or NASDAQ, as applicable, or any ratings downgrade or change in ratings outlook for such party or any of its subsidiaries; except that this exception will not prevent or otherwise affect a determination that any effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exceptions);

Notwithstanding the exceptions listed above, with respect to the first, second, sixth and eighth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred if it disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which such party and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a material adverse effect has occurred.

Conduct of Business Prior to the Effective Time

Each of Entegris and Versum has each agreed as to itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (subject to certain exceptions or except as approved in writing by Entegris or Versum, as applicable (which approval may not be unreasonably withheld, conditioned or delayed)) except as otherwise expressly contemplated by the merger agreement or as set forth in such party’s disclosure letter, the business of it and its subsidiaries will be conducted in all material respects in the ordinary course and, to the extent consistent therewith, it and its subsidiaries will use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ present officers, employees and agents.

From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated by the merger agreement, required by applicable law, approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in such party’s disclosure letter, each party has agreed not to and to cause its subsidiaries not to:

•

make or propose any change to its organizational documents or, except for amendments that would both not materially restrict the operations of its businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the transactions contemplated by the merger agreement, the organizational documents of any of its subsidiaries;

•

other than in the ordinary course, except for any such transactions among its direct or indirect wholly-owned subsidiaries, (a) merge or consolidate itself or any of its subsidiaries with any other person, or (b) restructure, reorganize or completely or partially liquidate;

•

acquire assets outside of the ordinary course from any other person (a) with a fair market value or purchase price in excess of $75 million in the aggregate in any transaction or series of related transactions (including incurring any indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (b) that would reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the merger or other transactions contemplated by the merger agreement, in each case, other than acquisitions of inventory or other goods in the ordinary course and transactions among such party and its direct or indirect wholly-owned subsidiaries or among such party’s direct or indirect wholly-owned subsidiaries;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the same, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or of any of its subsidiaries (other than the issuance of shares (a) by its direct or indirect wholly-owned subsidiary to it or another of its direct or indirect wholly-owned subsidiaries, (b) in respect of equity-based awards outstanding as of the date of the merger agreement, or (c) granted in accordance with the provisions of the merger agreement, or pursuant to the Entegris, Inc. Amended and Restated Employee Stock Purchase Plan, in each case, in accordance with their terms and, as applicable, the plan documents as in effect on the date of the merger agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•

create or incur any encumbrance (other than certain permitted encumbrances) over any material portion of such party’s and its subsidiaries’ consolidated properties and assets that is not incurred in the ordinary course on any of its assets or any of its subsidiaries, except for encumbrances (a) that are required by or automatically effected by contracts in place as of the date of the merger agreement, (b) that do not materially detract from the value of such assets or (c) that do not materially impair the operations of such party or any of its subsidiaries;

•

make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from Entegris and any of its direct or indirect wholly-owned subsidiaries or to or from Versum and any of its direct or indirect wholly-owned subsidiaries, as applicable, or in accordance with the merger agreement) in excess of $10 million in the aggregate;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned subsidiary to it or to any other direct or indirect wholly-owned subsidiary) or modify in any material respects its dividend policy, except that, consistent with the provisions of the merger agreement:

•

Entegris may make, declare and pay one regular quarterly cash dividend in each fiscal quarter in an amount per share of up to $0.07 per quarter with a record date consistent with the record date for each quarterly period; and

•

Versum may make, declare and pay one regular quarterly cash dividend in each fiscal quarter in an amount per share of up to $0.08 per quarter with a record date consistent with the record date for each quarterly period, in each case, solely to the extent such party has given the other party sufficient notice prior to the declaration date to enable the parties to coordinate dividend payments and such payment is coordinated with the other party for any quarterly dividends or distributions declared in accordance with the merger agreement in any calendar quarter in which the closing date might reasonably be expected to occur, to ensure that Versum stockholders do not receive dividends on both shares of Versum common stock and Entegris common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of Versum common stock or Entegris common stock received in the merger in respect of any calendar quarter;

•

reclassify, split, combine, subdivide or redeem, purchase (through such party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to:

•	the capital stock or other equity interests of a direct or indirect wholly-owned subsidiary of such party; or

•

the acquisition of shares of Versum common stock or Entegris common stock, as applicable, tendered by employees in connection with a cashless exercise of Versum options or Entegris options, as applicable, outstanding as of the date of the merger agreement in order to pay taxes in connection with the exercise or vesting of Versum equity awards or Entegris equity awards, as applicable, outstanding as of the date of the merger agreement or granted in accordance with the terms of the merger agreement, pursuant to the terms of the Versum stock plan or the Entegris stock plan, as applicable, and the applicable award agreement, in the ordinary course;

•	make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure:

•	not in excess of $25 million in the aggregate during any consecutive 12-month period (other than capital expenditures within the thresholds set forth in such party’s disclosure letter);

•

expenditures not in excess of $10 million (net of insurance proceeds) in the aggregate that such party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property; or

•

paid by any direct or indirect wholly-owned subsidiary to such party or to any other direct or indirect wholly-owned subsidiary of such party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (except that such party will use its reasonable best efforts to consult with the other party prior to making or agreeing to any such capital expenditure);

•

other than in the ordinary course, enter into any contract that would have been a material contract had it been entered into prior to the merger agreement, adversely amend, modify, supplement or waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any material contract other than (a) expirations and renewals of any such contract in the ordinary course in accordance with the terms of such contract, (b) non-exclusive licenses, covenants not to sue, releases, waivers or other non-exclusive rights under intellectual property owned by Versum and its subsidiaries or Entegris or any of its subsidiaries, as applicable, in each case, granted in the ordinary course, or (c) any agreement among such party and its direct or indirect wholly-owned subsidiaries or among such party’s direct or indirect wholly-owned subsidiaries;

•

other than in the ordinary course or with respect to amounts that are not material to such party and its subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its subsidiaries or waive any rights held by it or any of its subsidiaries except debts or claims among such party and its direct or indirect wholly-owned subsidiaries or among such party’s direct or indirect wholly-owned subsidiaries;

•

settle or compromise, or offer or propose to settle or compromise any material proceeding, including before a governmental entity, except in accordance with the parameters set forth in each party’s disclosure letter, except that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such party and its subsidiaries or affiliates, or, after the effective time, the combined company;

•	materially amend any material financial accounting policies or procedures, except as required by changes to GAAP;

•

enter into any material closing agreement with respect to taxes, settle any material tax claim, audit, assessment or dispute materially in excess of the amount reserved therefore, surrender any right to claim a refund of a material amount of taxes, or fail to file when due (taking into account any available extensions) any material tax return;

•

transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its subsidiaries, taken as a whole, including capital stock of any of its subsidiaries, except in connection with (a) sales of or non-exclusive licenses of the foregoing provided in the ordinary course, (b) sales of obsolete assets, (c) sales, leases, licenses or other dispositions of assets (not including services) with a fair market value not in excess of $15 million in the aggregate other than pursuant to material contracts in effect prior to the date of the merger agreement, or entered into after the date of the merger agreement in accordance with the merger agreement and (d) sales among such party and its direct or indirect wholly-owned subsidiaries or among such party’s direct or indirect wholly-owned subsidiaries;

•

except as required by the terms of any benefit plan as in effect on the date of the merger agreement, as permitted under the merger agreement or as required by applicable law, increase or change the compensation or benefits payable to any employee other than in the ordinary course, except as expressly disclosed in such party’s disclosure letter or required pursuant to a Versum benefit plan or Entegris benefit plan, as applicable, in effect as of the date of the merger agreement, the parties may not:

•	grant any new long-term incentive or equity-based awards or amend or modify the terms of any such outstanding awards under any Versum benefit plan or Entegris benefit plan, as applicable;

•	grant any retention or transaction bonuses;

•

increase or change the compensation or benefits payable to any executive officer (other than changes in health and welfare benefits that are generally applicable to all salaried employees in the ordinary course or increases in the base salaries and benefits of any executive officer in the ordinary course);

•

terminate, enter into, amend or renew (or communicate any intention to take such action) any material benefit plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or, other than as permitted by such party’s disclosure letter, adopt any compensation or benefit arrangement that would be a material benefit plan if it were in existence as of the date of the merger agreement;

•	accelerate the vesting of any compensation for the benefit of any employee;

•	increase or change the severance terms applicable to any employee;

•	take any action to fund or secure the payment of any amounts under any benefit plan;

•

other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any benefit plan, or increase or accelerate the funding rate in respect of any benefit plan; or

•

terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); except that, to the extent that a party intends to hire an individual to replace a named executive officer of such party, such party will first consult in good faith with the other party prior to, and with respect to, the hiring of such individual;

•

recognize any labor organization as the representative of any of the employees of the party or its subsidiaries or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other similar written agreement with a labor organization, in each case, other than in the ordinary course or as required by applicable law;

•	incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such indebtedness, except for:

•

indebtedness for borrowed money incurred in the ordinary course under Versum’s or Entegris’, as applicable, revolving credit facilities and other lines of credit existing as of the date of the merger agreement;

•	guarantees by Entegris or any direct or indirect wholly-owned subsidiary of Entegris of indebtedness of Entegris or any other direct or indirect wholly-owned subsidiary of Entegris;

•	guarantees by Versum or any direct or indirect wholly-owned subsidiary of Versum of indebtedness of Versum or any other direct or indirect wholly-owned subsidiary of Versum;

•

indebtedness incurred in connection with a refinancing or replacement of existing indebtedness (but in all cases which refinancing or replacement must not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with the indebtedness being refinanced or replaced);

•	indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course;

•

interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts not entered for speculative purposes and entered into in the ordinary course and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement;

•	indebtedness incurred by mutual agreement of the parties in accordance with the merger agreement; or

•	indebtedness incurred among such party and its direct or indirect wholly-owned subsidiaries or among such party’s direct or indirect wholly-owned subsidiaries;

•

convene any special meeting (or any adjournment or postponement thereof) of each party’s respective stockholders other than the Versum special meeting or the Entegris special meeting, in each case, as described in this joint proxy statement/prospectus, as applicable; or

•	agree or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Entegris and Versum have agreed that neither Entegris nor Versum, nor any of their respective subsidiaries, will, and that they will cause their and their respective subsidiaries’ directors, officers, employees not to, and not permit its investment bankers, attorneys, accountants and other advisors or representatives to, which directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives are collectively referred to as representatives, directly or indirectly:

•

initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal;

•

engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the terms of the merger agreement prohibit such discussions or negotiations);

•

provide any nonpublic information to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal; or

•

otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means:

•

any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Versum or Entegris, as applicable, or any of their respective subsidiaries and involving, directly or indirectly, 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries of Versum or Entegris, as applicable); or

•

any acquisition by any person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of Versum or Entegris, as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries) of Versum or Entegris, as applicable, in each case of this bullet and the preceding bullet, other than the merger and the other transactions contemplated by the merger agreement, except that any proposal or offer to the extent related to the purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a regulatory remedy (as defined in the section entitled “—Cooperation; Efforts to Consummate” beginning on page [    ]) in accordance with the merger agreement will not be deemed an acquisition proposal.

Notwithstanding the restrictions described above, prior to the time, but not after, in the case of Versum, the required Versum vote is obtained or, in the case of Entegris, the required Entegris vote is obtained, in response to an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the above obligations, Entegris or Versum, as applicable, may:

•

provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such acquisition proposal only if such information has previously been made available to, or is made available to Entegris or Versum, as applicable, prior to or substantially concurrently with the time such information is made available to such person and, prior to furnishing any such information, Entegris or Versum, as applicable, receives from the person making such acquisition proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the other party than those contained in the confidentiality agreement executed by Entegris and Versum are on Entegris or Versum, as applicable (except that such confidentiality agreement need not include any “standstill terms”), and which confidentiality agreement does not prohibit compliance by either of Versum or Entegris with this bullet point; and

•	participate in any discussions or negotiations with any such person regarding such acquisition proposal,

in each case only if, prior to doing so, the Entegris board of directors or Versum board of directors, as applicable, determines in good faith after consultation with its outside legal counsel that based on the information then available and after consultation with its financial advisor such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal.

A “superior proposal” means an unsolicited, bona fide written acquisition proposal (except that the references in the definition thereof to “15% or more” will be deemed to be references to “50% or more”) made after the date of the merger agreement that the Versum board of directors or the Entegris board of directors, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor:

•

would result in a transaction more favorable (including, without limitation, from a financial point of view) to Versum stockholders or Entegris stockholders, as applicable, than the transactions contemplated by the merger agreement; and

•

is reasonably likely to be consummated on the terms proposed, in each case of this bullet and the preceding bullet, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Versum board of directors or the Entegris board of directors, as applicable.

Notice Regarding Acquisition Proposals

Entegris and Versum each must promptly (and, in any event, within 24 hours) give notice to the other party if (a) any inquiries, proposals or offers with respect to an acquisition proposal are received by, (b) any information is requested in connection with any acquisition proposal from, or (c) any discussions or negotiations with respect to an acquisition proposal are sought to be initiated or continued with, it or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and must then keep the other party informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any amendments) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

No Change of Recommendation

Entegris and Versum have agreed that, except as otherwise set forth in the merger agreement, neither the Entegris board of directors nor the Versum board of directors, including any committee thereof, will:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Entegris recommendation or the Versum recommendation, as applicable, in a manner adverse to Entegris or Versum, as applicable;

•	fail to include the Entegris recommendation or the Versum recommendation, as applicable, in this joint proxy statement/prospectus;

•

fail to recommend against acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Entegris common stock or Versum common stock, as applicable (other than by Entegris or an affiliate of Entegris or Versum or an affiliate of Versum, as applicable), in each case, within ten business days after the commencement of such tender or exchange offer (or, if earlier, prior to the applicable special meeting) (except that the taking of no position or a neutral position by the Versum board of directors or the Entegris board of directors, as applicable, in respect of the acceptance of a tender offer or exchange offer as of the end of such period will constitute a failure to recommend against acceptance of any such offer);

•

approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement permitted as discussed above) relating to any acquisition proposal, which agreement is referred to as an alternative acquisition agreement (any action described in this bullet or the preceding three bullets being referred to as a change of recommendation); or

•	cause or permit Entegris or Versum, as applicable, to enter into an alternative acquisition agreement.

Permitted Change of Recommendation—Superior Proposal

Prior to the time, but not after, in the case of Versum, the required Versum vote is obtained or, in the case of Entegris, the required Entegris vote is obtained, the Versum board of directors or the Entegris board of directors, as applicable, may effect a change of recommendation or terminate the merger agreement to enter into a definitive written agreement with respect to a superior proposal if an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by Versum or Entegris, as applicable, and is not withdrawn, and the Versum board of directors or the Entegris board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that such acquisition proposal constitutes a superior proposal, and:

•

Versum has given Entegris or Entegris has given Versum, as applicable, written notice of such action and the basis therefor four business days in advance, which notice sets forth in writing that the Versum board of directors or the Entegris board of directors, as applicable, intends to consider whether to take such action, which such notice is referred to as a board recommendation notice;

•

after giving such board recommendation notice and prior to making a change of recommendation or terminating the merger agreement, Versum or Entegris, as applicable, negotiates in good faith with the other party (to the extent the other party wishes to negotiate), to make such revisions to the terms of the merger agreement as would cause such acquisition proposal to cease to be a superior proposal; and

•

at the end of the four business day period, prior to and as a condition to making a change of recommendation or terminating the merger agreement, the Versum board of directors or the Entegris board of directors, as applicable, takes into account any changes to the terms of the merger agreement proposed in writing by the other party and any other information offered by the other party in response to the board recommendation notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that in the case of a superior proposal, such superior proposal would continue to constitute a superior proposal, if such changes offered in writing by the other party were to be given effect.

Any amendment to the financial terms and any other material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for the purposes of the obligations described above except that references to “four business days” will be deemed to be references to “two business days” and such two business day period will expire at 11:59 p.m. on the second business day immediately following the day on which such new board recommendation notice is delivered.

Permitted Change of Recommendation—Intervening Event

Prior to the time, but not after, in the case of Versum, the required Versum vote is obtained or, in the case of Entegris, the required Entegris vote is obtained, the Versum board of directors or the Entegris board of directors, as applicable, may effect a change of recommendation if an intervening event has occurred, and prior to taking such action, the Versum board of directors or Entegris board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and:

•

Versum has given Entegris or Entegris has given Versum, as applicable, a board recommendation notice four business days in advance, which notice includes a reasonably detailed description of such intervening event;

•

after giving such board recommendation notice and prior to effecting a change of recommendation, Versum or Entegris, as applicable, negotiates in good faith with the other party (to the extent the other party wishes to negotiate), to make such revisions to the terms of the merger agreement; and

•

at the end of the four business day period, prior to and as a condition to effecting a change of recommendation, the Versum board of directors or the Entegris board of directors, as applicable, will take into account any changes to the terms of the merger agreement proposed in writing by the other party and any other information offered by the other party in response to the board recommendation notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (1) such intervening event remains in effect and (2) the failure to effect a change of recommendation in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law if such changes offered in writing by the other party were to be given effect.

An “intervening event” means any material effect that was not known or reasonably foreseeable by the Versum board of directors or the Entegris board of directors, as applicable, on the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of the merger agreement), which effect or consequences, as applicable, become known by such board of directors prior to the time Versum receives the required Versum vote or Entegris receives the required Entegris vote, as applicable, except that:

•

in no event will the receipt, existence or terms of an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an intervening event has occurred;

•

in no event will any changes in the market price or trading volume of Versum common stock or Entegris common stock, as applicable, or the fact that Versum or Entegris, as applicable, meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an intervening event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an intervening event has occurred; and

•

in no event will any effect that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Versum (in the case of determination made by the Entegris board of directors) or Entegris (in the case of determination made by the Versum board of directors) and its subsidiaries, as applicable, constitute an intervening event unless such effect constitutes a material adverse effect on Versum or Entegris, as applicable.

Nothing contained in the merger agreement will prevent Entegris or Versum from complying with its disclosure obligations under applicable United States federal or state law with regard to an acquisition proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act pending disclosure of its position thereunder, except that neither party may effect a change of recommendation other than in accordance with the procedures described above.

Existing Discussions and Standstill Provisions

Entegris and Versum each must, and must cause its subsidiaries and must use its reasonable best efforts to cause their respective representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to any acquisition proposal, or proposal that would reasonably be expected to lead to an acquisition proposal. Entegris and Versum, as applicable, must promptly deliver a written notice to each such person providing only that each of Entegris and Versum, as applicable, is ending all discussions and negotiations with such person with respect to any acquisition proposal, or proposal or transaction that would reasonably be expected to lead to an acquisition proposal, which notice must also request the prompt return or destruction of all confidential information concerning Entegris and any of its subsidiaries or Versum and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of Entegris or Versum, as applicable, or any of their respective subsidiaries, as applicable. Entegris and Versum, as applicable, will promptly terminate all physical and electronic data access previously granted to such persons.

During the period beginning on the date of the merger agreement and continuing until the earlier of the effective time and termination of the merger agreement pursuant to its terms, Entegris and Versum, as applicable, must not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which Entegris and Versum, as applicable, or any of their respective subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions of such agreements.

Registration Statement

Notwithstanding anything in the merger agreement to the contrary, the parties agree that for purposes of the merger agreement, the registration statement on Form S-4 will be deemed to have been declared effective so long as the parties have abided by any policies and procedures put forth by the SEC relating to making registration statements effective during a federal government shutdown, if applicable.

Special Meetings

Each of Entegris and Versum must take, in accordance with applicable law and its organizational documents, all action necessary to convene the Entegris special meeting or Versum special meeting, as applicable, as promptly as practicable after this Form S-4 is declared effective, to consider and vote upon, in the case of Versum, the adoption of the merger agreement, and in the case of Entegris, the adoption of the merger agreement (including the share issuance contemplated thereby) and adoption of the amended and restated certificate of incorporation of Entegris, and to cause such vote to be taken, and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the merger agreement, or, if, as of the time for which such party’s special meeting was originally scheduled, there are insufficient shares of such party’s common stock represented (either in person or by proxy) and voting to obtain such party’s required vote or to constitute a quorum necessary to conduct the business of such party’s special meeting. Entegris and Versum each must, subject to the right of each board to effect a change of recommendation in accordance with the terms of the merger agreement, use reasonable best efforts to solicit from its stockholders proxies in favor of, in the case of Versum, the proposal to adopt the merger agreement, and in the case of Entegris, the Entegris merger agreement proposal and the Entegris charter proposal, and to secure the required votes of such party’s stockholders.

Entegris and Versum will cooperate and use their reasonable best efforts to schedule and convene the Entegris special meeting and the Versum special meeting on the same date, and each agrees to provide the other reasonably detailed periodic updates concerning proxy solicitation. The special meetings may be adjourned, including at the other party’s request, if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered or if either party has not received sufficient proxies to obtain the required vote of its stockholders as of two business days before its special meeting. Such adjournment must not be more than 10 days in connection with any one postponement or adjournment and to a date that is no later than three business days prior to the outside date. If either party postpones or adjourns its special meeting, the other party may postpone or adjourn its special meeting such that both special meetings are scheduled on the same date.

Subject to each party’s termination rights described in “—Termination of the Merger Agreement” beginning on page [    ], each of Entegris and Versum agrees that its obligations to hold the Entegris special meeting and the Versum special meeting, as applicable, will not be affected by the making of a change of recommendation by the Entegris board of directors or the Versum board of directors, as applicable, nor will those obligations be affected by the commencement of or announcement or disclosure of or communication to Entegris or Versum, as applicable, of any acquisition proposal (including any superior proposal) or the occurrence or disclosure of an intervening event as to Entegris or Versum, as applicable.

Cooperation; Efforts to Consummate

On the terms and subject to the conditions set forth in the merger agreement, Entegris and Versum are required to cooperate with each other and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the outside date) and to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable (and in any event no later than the outside date) all consents necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the merger and the other transactions contemplated by the merger agreement, executing and delivering any additional instruments necessary to consummate the merger and the other transactions contemplated by the merger agreement and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the merger and the other transactions contemplated by the merger agreement.

Versum and Entegris will jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement. Neither Versum nor Entegris will permit any of its officers or other representatives to participate in any substantive meeting, telephone call or conference with any governmental entity in respect of any filing, investigation or otherwise relating to the merger and the other transactions contemplated by the merger agreement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate therein.

Each of the parties will use reasonable best efforts to furnish to each other all information required for any filing, other than confidential or proprietary information not directly related to the merger and the other transactions contemplated by the merger agreement, and to give the other party reasonable prior notice of any such filing and, to the extent practicable, keep the other party reasonably informed with respect to the status of each consent sought from a governmental entity in connection with the merger and the other transactions contemplated by the merger agreement and the material communications between such party and such governmental entity, and, to the extent practicable, permit the other party to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing or communication.

Each of the parties will promptly furnish the other with copies of all correspondence, filings (except for the parties’ initial HSR Act filings) and material communications between them and their affiliates and representatives, on one hand, and any such governmental entity or its respective staff on the other hand, with respect to the merger and the other transactions contemplated by the merger agreement in order for such other party to meaningfully consult and participate in accordance with the merger agreement, except that materials furnished may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Subject to applicable law, each of Versum and Entegris and their respective subsidiaries will not agree to any actions, restrictions or conditions with respect to obtaining any consent in connection with the merger and the other transactions contemplated by the merger agreement, and neither party will directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a governmental entity related to the merger agreement or the merger or the other transactions contemplated by the merger agreement, in each case, without the prior written consent of the other party. In exercising the foregoing rights, each of Versum and Entegris will act reasonably and as promptly as reasonably practicable.

Subject to certain exceptions, neither Entegris nor Versum will, and each of them will cause their respective affiliates not to, take any action, including acquiring any asset, property, business or person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, adversely affect or materially delay obtaining or making any filing contemplated by the merger agreement or the timely receipt thereof.

On the terms and subject to the conditions set forth in the merger agreement, each of Entegris and Versum agrees, subject to applicable law, to:

•

promptly provide to each and every federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust law non-privileged information and documents requested by any such governmental entity or that are necessary, proper or advisable to permit consummation of the merger and the other transactions contemplated by the merger agreement; and

•

promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to avoid the entry of, and resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the merger or the other transactions contemplated by the merger agreement, including:

•

the defense through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the merger or the other transactions contemplated by the merger agreement; and

•

(i) proposing, negotiating, committing to and agreeing to sell, lease, license or otherwise dispose of, or hold separate pending such disposition; (ii) agreeing to restrictions or actions that after the effective time would limit the combined company’s or its subsidiaries’ or affiliates’ freedom of action or operations with respect to, or its ability to retain, one or more of its subsidiaries’ businesses, product lines or assets; or (iii) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations and promptly effecting the sale, lease, license, divestiture, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of Entegris or Versum or either of their respective subsidiaries if such remedy described in this bullet and the two preceding bullets (each such action being referred to as a regulatory remedy) should be reasonably necessary, proper or advisable so as to permit the consummation of the merger and the other transactions contemplated by the merger agreement on a schedule as close as possible to that contemplated in the merger agreement, except that neither Entegris nor Versum is required to effectuate or agree to effectuate any such regulatory remedy described in this bullet and the two preceding bullets unless such remedy is conditioned upon the closing.

Neither the covenants described in this section nor the “reasonable best efforts” standard in the merger agreement will require, or be construed to require, Entegris or Versum or any of their respective subsidiaries or other affiliates to (a) waive any of the conditions to the closing of the merger, (b) take, effect or agree to any regulatory remedies unless such regulatory remedy is conditioned upon the occurrence of the closing or is effective on or after the closing, or (c) take, effect or agree to any regulatory remedy that individually or in the aggregate with any other regulatory remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Versum and its subsidiaries, taken as a whole, Entegris and its subsidiaries, taken as a whole, or the combined company and its subsidiaries, taken as a whole, in each case, from and after the effective time (which is referred to as a burdensome effect), not taking into account any proceeds received or expected to be received from any such action.

Entegris and Versum will use reasonable best efforts to cooperate with each other and work in good faith in formulating any such regulatory remedy described above.

Status and Notifications

Subject to applicable law and except as otherwise required by any governmental entity, Entegris and Versum each will keep the other apprised of the status of material matters relating to completion of the merger and the other transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other substantive communications received by Entegris or Versum, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to the merger and the other transactions contemplated by the merger agreement.

Financing and Indebtedness

Entegris and Versum have agreed to cooperate in good faith during the period from the date of the merger agreement to the effective time to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the merger and other transactions contemplated by the merger agreement, regarding each party’s credit agreements, indentures or other documents governing or relating to indebtedness of the parties, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to retaining or refinancing a party’s credit agreement or senior notes.

Access to Information

Subject to applicable law and certain exceptions and conditions, Entegris and Versum each must, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Entegris, Versum or any of their respective subsidiaries to any third party or any governmental entity in connection with the merger and other transactions contemplated by the merger agreement and must, upon giving of reasonable notice by the other party, use reasonable best efforts to afford the other party’s officers and other authorized representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the effective time, to its officers, employees, agents, contracts, books and records, as well as properties, offices and other facilities, and, during such period, each must (and must cause its subsidiaries to) use reasonable best efforts to furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including in connection with this joint proxy statement/prospectus, or any other statement, filing, notice or application made by or on behalf of Entegris, Versum or any of their respective subsidiaries to any third party or any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement.

NASDAQ or NYSE Listing; NYSE Delisting

Entegris must use its reasonable best efforts to cause the shares of Entegris common stock to be issued in the merger to be approved for listing on NASDAQ or the NYSE prior to the closing date. Prior to the closing date, Versum must cooperate with Entegris and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the combined company of the shares of Versum common stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable after the effective time.

Publicity

Versum and Entegris are required to consult with each other before issuing any press release or disclosure relating to any financing transaction or making any public statement with respect to the merger agreement, the merger or the other transactions contemplated by the merger agreement and may not issue any such press release or disclosure relating to financing or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed, except that (a) any such press release, disclosure relating to any financing transaction or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party on a timely basis and (b) each party may issue public announcements, including disclosure relating to any financing transaction, or make other public disclosures regarding the merger agreement or the merger or the other transactions contemplated by the merger agreement that consist solely of information previously disclosed in press releases, disclosures relating to any financing transaction or public statements previously approved by either party or made by either party in compliance with this section. The immediately preceding sentence does not apply to any disclosure of information concerning the merger agreement in connection with any dispute between the parties regarding the merger agreement or in respect of internal announcements to employees, and, subject to certain exceptions, the parties are not required to consult with or obtain approval from the other party with respect to a public announcement or press release issued in connection with the receipt and existence of an acquisition proposal and matters relating thereto or a change of recommendation.

Employee Benefits Matters

For one year following the effective time, Entegris shall provide, or shall cause to be provided, to employees of both Versum and its subsidiaries and Entegris and its subsidiaries who, in each case, remain employed following the effective time (such Versum and Entegris employees who remain employed, “continuing employees”), (i) base salaries or base wage, annual cash incentive opportunities and long-term cash and equity incentive opportunities that are, in each case, no less favorable than those in effect immediately prior to the effective time, (ii) severance benefits and protections no less favorable than those provided immediately prior to the effective time, and (iii) health, welfare, pension and retirement benefits that are no less favorable, in the aggregate, than those provided immediately prior to the effective time.

With respect to any compensation and benefit plan in which any continuing employees first become eligible to participate on or after the effective time, each of Entegris and Versum shall (i) cause any preexisting conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the other party’s continuing employees and their eligible dependents, (ii) give the other party’s continuing employees credit for the plan year in which the effective time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the effective time, for which payment has been made and (iii) give the other party’s continuing employees service credit for such continuing employee’s employment with the other party for purposes of vesting, benefit accrual and eligibility to participate under each applicable compensation and benefit plan, as if such service had been performed with such party, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable law) or to the extent it would result in the duplication of benefits.

Entegris and Versum agreed that, as of the effective time, a “change in control” will occur or will be deemed to occur under Versum’s compensation and benefit plans. The Entegris board of directors (or applicable committee thereof) may, in its discretion, provide that a “change in control” will occur as of the effective time under Entegris’ compensation and benefit plans, which determination may result in certain “double trigger” benefits under such plans upon a qualifying termination of employment subsequent to the effective time, but in no event may such determination result in the “single trigger” payment of benefits under such plans upon or in connection with the merger.

Versum is permitted to adopt annual bonus and incentive plans for its fiscal year commencing October 1, 2019 that are substantially equivalent to those in effect for the fiscal year ending September 30, 2019. Entegris is permitted to adopt annual bonus and incentive plans for its fiscal years commencing January 1, 2019 and January 1, 2020 that are substantially equivalent to those in effect for the fiscal year ending December 31, 2018.

Versum may, in its discretion, determine to pay continuing employees a pro-rated bonus or incentive for the fiscal year in which closing occurs, based on actual performance for the portion of the applicable fiscal year completed prior to the closing date. Any such pro-rated bonuses or incentives will be paid at such time as Versum pays such bonuses in the ordinary course of business consistent with past practice. If the closing date occurs following December 31, 2019, Entegris may pay annual cash bonuses or incentives earned by its continuing employees for the fiscal year ending December 31, 2019, with such bonus or incentive paid at such time as Entegris normally pays bonuses in the ordinary course consistent with past practice.

Versum may establish a cash-based retention program for the benefit of employees of Versum and its subsidiaries, with the aggregate retention pool not to exceed $15 million. Entegris may establish a cash-based retention program for the benefit of employees of Entegris and its subsidiaries, with the aggregate retention pool not to exceed $15 million. Any retention bonuses granted by either party will be paid promptly following the six-month anniversary of the effective time, subject to continued employment through such date (or, if earlier, promptly following a qualifying termination).

Versum and Entegris may each make annual grants of equity awards to their respective employees in the ordinary course of business consistent with past practice, except that no such equity awards granted in such party’s fiscal year

2020 will contain “double-trigger” vesting protections relating to the transaction contemplated by the merger agreement. However, Entegris may provide that such equity awards vest on a pro-rated basis upon certain qualifying terminations of employment.

Expenses

Except as otherwise provided in certain provisions related to the effect of termination of the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the merger agreement and the merger and other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that (a) certain expenses described in Versum’s disclosure letter will be paid by Entegris, (b) expenses incurred in connection with any filing fees in connection with the HSR Act, any other antitrust law, this Form S-4 and the printing and mailing of this joint proxy statement/prospectus will be shared equally by Entegris and Versum, (c) expenses in respect of any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the merger and the other transactions contemplated by the merger agreement, regarding each party’s credit agreements, indentures or other documents governing or relating to indebtedness of the parties will be shared equally by Versum and Entegris and (d) the combined company will pay all charges and expenses, including those of the exchange agent, in connection with the share exchange and delivery of the merger consideration.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, the combined company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, Versum’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each present and former (determined as of the effective time) director and officer of Versum or any of its subsidiaries or any person who prior to or at the effective time served at the request of Versum or any of its subsidiaries as a director or officer of another person in which Versum or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (which are referred to as the indemnified parties) against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the merger or the other transactions contemplated by the merger agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any indemnified party, and the combined company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Versum’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, Versum will and, if Versum is unable to, Entegris will cause the combined company as of the effective time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of Versum’s existing directors’ and officers’ insurance policies, and (b) Versum’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, which is referred to as the tail period, from one or more insurance carriers with the same or better credit rating as Versum’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Versum’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the merger and other transactions contemplated by the merger agreement). If Versum and the combined company for any reason fail to obtain such “tail” insurance policies as of the effective time, the combined company will continue to maintain in effect for the tail period such insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Versum’s existing policies as of the date of the merger agreement, or the combined company will purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Versum’s existing policies as of the date of the merger agreement, except that in no event will the aggregate cost of the insurance policy exceed during the tail period 300% of the current aggregate annual premium paid by Versum for such purpose, and if the cost of such insurance coverage exceeds such amount, the combined company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Versum and its subsidiaries or any indemnification agreement between such person and Versum or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the merger and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

The indemnification, exculpation and insurance provisions described in this section are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the merger agreement, who will be third-party beneficiaries of such provisions.

Dividends

Versum and Entegris have agreed to coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with the merger agreement in any calendar quarter in which the closing date might reasonably be expected to occur, so that holders of shares of Versum common stock do not receive dividends on both shares of Versum common stock and Entegris common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of Versum common stock or Entegris common stock received in the merger in respect of any calendar quarter, except that the declaration and payment of any dividends on shares of Versum common stock or Entegris common stock will be subject to applicable law and the approval of the Versum board of directors or Entegris board of directors, as applicable.

Litigation

Each of Entegris and Versum has agreed to promptly advise the other party of any litigation commenced after the date of the merger agreement against such party or any of its directors (in their capacity as directors) by any stockholders of such party (on their own behalf or on behalf of such party) relating to the merger agreement or the merger or other transactions contemplated by the merger agreement, and to keep the other party reasonably informed regarding any such litigation. Each of Entegris and Versum has agreed to give the other party the opportunity to participate in the defense or settlement of any such stockholder litigation, and that no such settlement will be agreed to without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).

Conditions to the Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	receipt of the required Entegris vote and the required Versum vote;

•

the shares of Entegris common stock to be issued to Versum stockholders in accordance with the merger agreement (including shares of Entegris common stock issuable upon the exercise of any converted options) having been approved for listing on NASDAQ or the NYSE, subject to official notice of issuance;

•

expiration of waiting periods and the receipt of all requisite regulatory approvals, and the continued full force and effectiveness of the requisite regulatory approvals and no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered into any law or governmental order (whether temporary, preliminary or permanent) in connection with a requisite regulatory approval that (a) requires either party or any of its subsidiaries to take an action that would constitute or would reasonably be expected to have a burdensome effect or (b) would otherwise constitute or reasonably be expected to have a burdensome effect and is in effect;

•

no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the closing of the merger and the other transactions contemplated by the merger agreement or imposes a burdensome effect, which such law or governmental order is referred to as a relevant legal restraint;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;

•	the accuracy of the representations and warranties of the other party as follows:

•

each of the representations and warranties of such party regarding organization, good standing and qualification; corporate authority and approval; takeover statutes; and such party’s brokers and finders must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time);

•

the representations and warranties of such party regarding the absence of certain changes or events must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date;

•

the representation of such party regarding its capital structure must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of such party set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to such party;

•	the other party’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date;

•

the receipt by such party of a certificate of the chief executive officer or chief financial officer of the other party certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

•

the receipt of a written opinion from such party’s counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the obligations of Versum to effect the merger are subject to the satisfaction or waiver of the following additional condition:

•

Entegris having taken the actions necessary such that the board of directors, chairman of the board of directors and chief executive officer of the combined company are as provided in the merger agreement effective as of the effective time. For more details on the governance arrangements of the combined company, see the section entitled “The Merger—Governance of the Combined Company” beginning on page [    ].

Termination of the Merger Agreement

Termination by Mutual Consent

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time by mutual written consent of Versum and Entegris by action of their respective boards of directors.

Termination by Either Entegris or Versum

Either Entegris or Versum may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of its respective board of directors if:

•

the merger has not been completed by 5:00 p.m. (New York time) on January 28, 2020, which date may be extended by either party to April 28, 2020 (either date being referred to as the outside date) by delivery of written notice to the other party at or prior to 5:00 p.m. (New York Time) on January 28, 2020, if certain conditions to closing (solely as it relates to any antitrust laws) as described in the third and fourth bullet points of the section entitled “—Conditions to the Completion of the Merger” beginning on page [    ] have not been satisfied or waived on or prior to January 28, 2020 but all other conditions to closing have been satisfied (other than those conditions that by their nature are to be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied at that time)) or waived, although such right to terminate will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement in any manner that has been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the merger to be satisfied, which event is referred to as an outside date termination event and such termination is referred to as an outside date termination;

•

a relevant legal restraint as described in the section entitled “The Merger—Regulatory Approvals” beginning on page [    ] permanently restraining, enjoining, making illegal or otherwise prohibiting consummation of the merger or imposing a burdensome effect has become final and non-appealable, and the party seeking to terminate the agreement pursuant to this bullet point has used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with the merger agreement, although such right to terminate will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement in any manner that has been the primary cause of or primarily resulted in the occurrence of the failure of the condition to the consummation of the merger regarding required government consents to be satisfied, which event is referred to as a regulatory restraint termination event;

•

the required Versum vote has not been obtained at the Versum special meeting (or, if the Versum special meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the adoption of the merger agreement was taken, which event is referred to as a Versum no vote termination event and such termination is referred to as a Versum no vote termination; or

•

the required Entegris vote has not been obtained at the Entegris special meeting (or, if the Entegris special meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the adoption of the merger agreement (including the share issuance contemplated thereby) was taken, which event is referred to as an Entegris no vote termination event and such termination is referred to as an Entegris no vote termination.

Termination by Entegris

Entegris may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the Entegris board of directors:

•	prior to the time the required Versum vote is obtained, if the Versum board of directors has made a change of recommendation;

•

if at any time prior to the effective time, there has been a breach by Versum of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the conditions relating to accuracy of representations and warranties and performance of covenants would not be satisfied (and such breach is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Entegris to Versum or (ii) three business days prior to the outside date); except that this right to terminate the merger agreement is not available if Entegris has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the merger agreement in any manner that has been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the merger to be satisfied; and

•

in order to enter into a definitive written agreement with respect to a superior proposal with respect to Entegris, provided that Entegris has complied with its obligations described in the sections entitled “—No Solicitation of Acquisition Proposals,” “—Notice Regarding Acquisition Proposals,” “—No Change of Recommendation” and “—Existing Discussions and Standstill Provisions” beginning on pages [    ], [    ], [    ] and [    ], respectively, and, in connection with the termination of the merger agreement, Entegris pays to Versum in immediately available funds the Entegris termination fee described below.

Termination by Versum

Versum may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the Versum board of directors:

•	prior to the time the required Entegris vote is obtained, if the Entegris board of directors has made a change of recommendation;

•

if at any time prior to the effective time, there has been a breach by Entegris of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the conditions relating to accuracy of representations and warranties and performance of covenants would not be satisfied (and such breach is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Versum to Entegris or (ii) three business days prior to the outside date), except that this right to terminate the merger agreement is not available if Versum has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the merger agreement in any manner that has been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the merger to be satisfied; and

•

in order to enter into a definitive written agreement with respect to a superior proposal with respect to Versum, provided that Versum has complied with its obligations described in the sections entitled “—No Solicitation of Acquisition Proposals,” “—Notice Regarding Acquisition Proposals,” “—No Change of Recommendation” and “—Existing Discussions and Standstill Provisions” beginning on pages [    ], [    ], [    ] and [    ], respectively, and, in connection with the termination of the merger agreement, Versum pays to Entegris in immediately available funds the Versum termination fee described below.

Termination Fees

Versum will be required to pay to Entegris a termination fee of $140 million if the merger agreement is terminated:

•

by either Versum or Entegris pursuant to an outside date termination (if the sole reason that the merger was not consummated was the failure of Versum to convene and hold the Versum special meeting prior to the outside date) or pursuant to a Versum no vote termination, and, in either case:

•

a bona fide acquisition proposal with respect to Versum has been publicly made directly to Versum stockholders or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to Versum (and such acquisition proposal or publicly announced intention has not been publicly withdrawn without qualification five business days prior to (i) the date of such termination, with respect to an outside date termination or (ii) the date of the Versum special meeting, with respect to a Versum no vote termination), and

•

within 12 months after such termination, (1) Versum or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Versum or (2) there has been consummated any acquisition proposal with respect to Versum (in each case of clauses (1) and (2), with 50% being substituted in lieu of 15% in each instance thereof in the definition of “acquisition proposal”),

•	by Entegris pursuant to a change of recommendation by Versum,

•

by either Entegris or Versum pursuant to a Versum no vote termination (and, at the time of such termination, Entegris had the right to terminate the merger agreement as a result of a change of recommendation by Versum), or

•	by Versum to accept a superior proposal.

Entegris will be required to pay to Versum a termination fee of $155 million if the merger agreement is terminated:

•

by either Versum or Entegris pursuant to an outside date termination (if the sole reason that the merger was not consummated was the failure of Entegris to convene and hold the Entegris special meeting prior to the outside date) or pursuant to an Entegris no vote termination and, in either case:

•

a bona fide acquisition proposal with respect to Entegris has been publicly made directly to Entegris stockholders or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to Entegris (and such acquisition proposal or publicly announced intention has not been publicly withdrawn without qualification five business days prior to (i) the date of such termination, with respect to an outside date termination or (ii) the date of the Entegris special meeting, with respect to an Entegris no vote termination), and

•

within 12 months after such termination, (1) Entegris or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Entegris or (2) there has been consummated any acquisition proposal with respect to Entegris (in each case of clauses (1) and (2), with 50% being substituted in lieu of 15% in each instance thereof in the definition of “acquisition proposal”),

•	by Versum pursuant to a change of recommendation by Entegris,

•

by either Entegris or Versum pursuant to an Entegris no vote termination (and, at the time of such termination, Versum had the right to terminate the merger agreement as a result of a change of recommendation by Entegris), or

•	by Entegris to accept a superior proposal.

Amendment

Subject to applicable law and the provisions of the merger agreement restricting modification of the parties’ obligations regarding indemnification and directors’ and officers’ insurance and relating to financing parties, at any time prior to the effective time, the parties to the merger agreement may amend or modify the merger agreement if, and only if, such amendment or modification is in writing and signed by Entegris and Versum.

Waiver

The conditions to each of the parties’ obligations to consummate the merger and the other transactions contemplated by the merger agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the merger agreement are cumulative and not exclusive of any rights or remedies provided by law.

Specific Performance

Each of the parties to the merger agreement acknowledges and agrees that the rights of each party to consummate the merger and other transactions contemplated by the merger agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of the merger are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of the merger agreement, no party thereto will allege, and each party thereby waives the defense, that there is an adequate remedy at law.

Third-Party Beneficiaries

Entegris and Versum have agreed that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than Entegris, Versum and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance and financing parties, and after the effective time, the provisions of the merger agreement relating to payment of the merger consideration, any dividends or other distributions payable under the merger agreement and any cash in lieu of fractional shares payable under the merger agreement, which inure to the benefit of, and are enforceable by, holders of Versum common stock and Versum equity awards as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the merger agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the merger agreement without notice or liability to any other person. In some instances, the representations and warranties in the merger agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date.

Annex C

Regulatory Approvals

General

Entegris and Versum have agreed to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the outside date) and to consummate and make effective the transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents necessary or advisable to be obtained from any third party or any governmental entity in order to consummate such transactions.

Requisite Regulatory Approvals

The completion of the merger is subject to the receipt of antitrust clearance in the United States and in China, Germany, Japan, South Korea and Taiwan, which are referred to as the requisite regulatory approvals.

With respect to the United States, under the HSR Act, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. Entegris and Versum each filed an HSR notification with the FTC and the DOJ on February 6, 2019 and the waiting period expired at 11:59 p.m. Eastern Time on March 8, 2019. With respect to Germany, clearance was received on March 19, 2019.

At any time before or after consummation of the merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the merger, and notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The merger is also subject to clearance or approval by antitrust authorities in certain other jurisdictions. The merger cannot be completed until Entegris and Versum obtain clearance to consummate the merger or applicable waiting periods have expired or been terminated in each applicable jurisdiction. Entegris and Versum, in consultation and cooperation with each other, will file notifications, as required with antitrust authorities in certain other jurisdictions, as promptly as practicable after the date of the merger agreement. The relevant antitrust authorities could take such actions under the applicable antitrust laws as they deem necessary or desirable, including seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. There is no assurance that Entegris and Versum will obtain all required antitrust clearances or approvals on a timely basis, if at all.

Each of Entegris and Versum is required under the merger agreement to defend through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other proceeding by any person or entity (including any governmental antitrust entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the merger. In addition, each of Entegris and Versum is required under the merger agreement to take, effect or agree to any regulatory remedy (as defined in the section entitled “The Merger Agreement—Cooperation; Efforts to Consummate” beginning on page [    ]) if such regulatory remedy is reasonably necessary, proper or advisable to permit the consummation of the merger and other transactions contemplated by the merger agreement, although no such regulatory remedy is required if it is not conditioned upon the closing of the merger or

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if such regulatory remedy, individually or in the aggregate with any other regulatory remedy, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Versum and its subsidiaries, taken as a whole, Entegris and its subsidiaries, taken as a whole, or the combined company and its subsidiaries, not taking into account any proceeds received or expected to be received from effecting any such action. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Cooperation; Efforts to Consummate” beginning on page [    ].

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